DC

NO ACT
P.E 12.12.02
1-35

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03006054

January 23, 2003

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Act 1934
Section 14A-8
Rule
Public Availability 1-23-2003

Re: General Electric Company
Incoming letter dated December 12, 2002

Dear Ms. Fraser:

This is in response to your letters dated December 12, 2002 and January 23, 2002 concerning the shareholder proposal submitted to GE by W.A. Carrington, Jr. We also have received a letter from the proponent dated December 26, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: W.A. Carrington, Jr.
1215 Dobson
Evanston, IL 60202

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
E-mail: eliza.fraser@corporate.ge.com

RECEIVED
2002 DEC 16 PM 5:44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 12, 2002

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 13 2002
WASH, D.C. 181

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

I have today separately FEDEX'd to the Division of Corporation Finance two no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2003 Annual Meeting proposals we have received from:

W. A. Carrington
Arthur A. Gavitt
James M. Geyer

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 26 shareowner proposals, and currently expect to include several of them in our 2003 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 24, 2003, and distribute it beginning on March 6, 2003. GE's Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me on (203) 373-2442.

Very truly yours,

Eliza W. Fraser

1934 Act, Section 14(a)
Rule 14a-8(i)(1), (2), (3), (6), and (7)

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8 229-2442 Fax: 8*229-3079*
e-mail: eliza.fraser@corporate.ge.com

December 12, 2002

RECEIVED
2002 DEC 16 PM 5:37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by W. A. Carrington Jr.

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from W. A. Carrington Jr.:

> I wish to include a share holder proposal for inclusion in next year's proxy statement making an individual cap on salaries and benefits of one million dollars for G.E. officers and directors.

A copy of the Proposal is enclosed as Exhibit A. It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by GE share owners; (ii) Rule 14a-8(i)(2) because implementation of the Proposal would cause GE to violate the law; (iii) Rule 14a-8(i)(6) because GE lacks the power or authority to implement the Proposal; (iv) Rule 14a-8(i)(7) because the Proposal relates the ordinary business operations of GE; (v) Rule 14a-8(i)(3) because the Proposal is vague and indefinite; and (vi) Rule 14a-8(i)(3) because the Proposal contains false and misleading statements in violation of Rule 14a-9.

I. The Proposal Is Not a Proper Subject for Action by GE Share Owners Under State Law.

Rule 14a-8(i)(1) states that a registrant may omit a share owner proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the powers of a company's board of directors.

GE is a New York company. In the absence of a specific provision giving the power directly to the share owners, a New York company's business and affairs are managed under the direction of the board of directors. See Section 701 of the New York Business Corporation Law (the "NYBCL"). No provision of the NYBCL confers such power on the share owners directly, and no provision in the GE Articles of Incorporation or By-Laws does so either.

The note to Rule 14a-8(i)(1) states that, "[d]epending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Staff of the Division of Corporation Finance (the "Staff") has consistently found that binding proposals are excludable unless amended by the proponent to make them precatory. See, e.g., Phillips Petroleum Company (March 13, 2002) (proposal requiring a formula limiting increases in the salaries of the company's chairman and other officers); PPL Corporation (February 19, 2002) (proposal requiring decrease in the retainer for non-employee directors); PSB Holdings, Inc. (January 23, 2002) (proposal requiring a limitation on compensation of non-employee directors); and Columbia Gas System (January 16, 1996) (proposal requiring a limitation on salary increases and option grants).

The Proposal is not stated as a recommendation or request; rather, it directs that GE "mak[e] an individual cap on salaries and benefits of one million dollars for G.E. officers and directors." The Proposal therefore is not precatory, instead requiring that GE perform specific actions, leaving no discretion in the matter to the GE Board of Directors. Thus, the Proposal seeks to usurp the discretion of GE's Board and, as such, is excludable pursuant to Rule 14a-8(i)(1).

II. The Proposal, If Implemented, Would Require GE to Violate the Law.

Rule 14a-8(i)(2) states that a company may omit a share owner proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. The Proposal relates not only to future compensation arrangements entered into by GE, but also to all of GE's outstanding compensation arrangements if, under the arrangement, the officer or director were to receive salary and benefits aggregating more than $1 million. Since GE has outstanding contractual obligations to pay officers and directors compensation in excess of $1 million, it is my opinion that the Proposal would require GE to breach outstanding contractual obligations with its officers and directors and, thus, violate state law.

As noted above, the Proposal on its face will of necessity have retroactive effect. Thus, in the case of GE's outstanding compensatory arrangements that do not comply with the Proposal, such arrangements would have to be terminated or amended. If such outstanding arrangements were unilaterally terminated or amended, GE would be in breach of its existing contractual obligations to the officers or directors who are parties to those arrangements.

For example, GE has granted awards under its GE 1990 Long-Term Incentive Plan, as amended and restated, to various individuals that may have a value of more than $1 million. Such awards are still outstanding, and in some cases are in the early years of a multi-year award cycle. It appears, therefore, that the Proposal, if implemented, would have a retroactive effect on GE's outstanding compensatory arrangements, and GE could not unilaterally terminate or amend such arrangements to bring them into compliance with the Proposal without violating those contracts and, thus, state law.

The Staff has consistently allowed omission of share owner proposals under Rule 14a-8(i)(2) that may require the breach of outstanding compensation-related agreements. For example, in Sensar Corporation (May 14, 2001), the Staff permitted omission of a share owner proposal requiring that "[a]ll options reserved for officers and directors at the last shareholders meeting be rescinded and re-authorized," because the proposal may cause the company "to breach existing contractual obligations." Additionally, in International Business Machines Corporation (February 27, 2000), the Staff permitted omission of a share owner proposal that requested "termination and renegotiation of the grossly excessive retirement package" of the company's chief executive officer.

In numerous other letters, the Staff has also permitted registrants to exclude share owner proposals under Rule 14a-8(i)(2) if the implementation of such proposals might require the registrant to breach other types of outstanding agreements. See, e.g., NetCurrents, Inc. (June 1, 2001) (permitting omission of a share owner proposal because it may cause the company "to breach existing employment agreements or other contractual obligations"); and Whitman Corporation (February 15, 2000) (permitting omission of a share owner proposal because it may cause the company "to breach an existing contract").

For all of the above reasons, GE believes that the Proposal is excludable pursuant to Rule 14a-8(i)(2).

III. GE Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a share owner proposal if the company would lack the power or authority to implement the proposal. As noted above, GE does not have the authority to unilaterally terminate or amend outstanding compensatory arrangements. As such, GE lacks the power of authority to implement the Proposal because the Proposal would compel GE to violate outstanding contractual obligations to its officers and directors and, thus, state law.

The Staff has previously held that share owner proposals that require the company to breach outstanding contractual obligations may be omitted pursuant to Rule 14a-8(i)(6) because the company would lack the power or authority to implement the proposal. See, e.g., NetCurrents, Inc., supra; Sensar Corporation, supra; Whitman Corporation, supra. Accordingly, the Proposal may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(6).

IV. The Proposal Relates to the Ordinary Business Operations of GE.

Rule 14a-8(i)(7) states that a company may omit a share owner proposal if it "deals with a matter relating to the company's ordinary business operations." When considering whether to permit the exclusion of a share owner proposal relating to compensation matters under Rule 14a-8(i)(7), the Staff draws a distinction between proposals relating to seniorexecutive officer and director compensation, on the one hand, and general employee compensation, on the other.

In Staff Legal Bulletin No. 14A (July 12, 2002), the Staff stated that, "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7); and

- We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on Rule 14a-8(i)(7)."

(Footnotes omitted; emphasis in original.) (Although Staff Legal Bulletin No. 14A made the Rule 14a-8(i)(7) exclusion unavailable with respect to proposals that address matters involving material equity dilution, the instant Proposal does not implicate such matters.)

Thus, the Staff has routinely permitted registrants to exclude compensation-related share owner proposals under Rule 14a-8(i)(7) if the share owner proposals do not limit the proposal solely to senior executive officer and director compensation matters. For example, in UAL Corporation (February 17, 2002), the Staff allowed the company to exclude a proposal that requested the board of directors to prepare a report on the pension liability of an executive retirement plan and all other qualified pension plans because the proposal related to the company's "ordinary business operations (i.e. general employee benefits)." Similarly, the Staff has held that a compensation proposal that relates to all "officers," rather than merely "senior executive officers," may be omitted under Rule 14a-8(i)(7). In Lucent Technologies Inc. (November 6, 2001), the Staff allowed the company to exclude a proposal seeking to decrease the salaries, remuneration, and expenses of "ALL officers and directors" because it related to the company's "ordinary business operations (i.e. general compensation matters)." The Proposal, by requiring that GE limit the salaries and benefits of all officers and directors, is excludable under Rule 14a-8(i)(7) because it addresses general compensation matters and not solely the compensation of senior executive officers and directors.

V. The Proposal Is So Vague and Indefinite as To Be Misleading.

Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that share owner proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareowners nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareowners nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is vague and indefinite because the Proposal fails to define critical terms or otherwise provide guidance on how it should be implemented. For example, the Proposal does not define the term "benefits." Are "benefits" limited to the value of medical, life, disability, and similar employee benefits, or does the term include all compensation other than salary, such as perquisites, stock options, and other awards? Are "benefits" to be measured for purposes of the $1 million cap by their cost to GE, or their value to the recipient; further, if measured by their cost to GE, is the appropriate measure average cost, incremental cost, or some other standard? If stock options constitute "benefits," how should they be valued -- by their Black-Scholes value, their spread, or some other formula? The Proposal offers no guidance whatsoever with respect to such critical issues.

Furthermore, the Proposal's demand for an individual $1 million cap on "salaries and benefits" fails even to express any timeframe over which to measure such compensation. Certainly, the proponent must have intended the $1 million cap to apply to any given year, as opposed to over the entire career of officers and directors, but this is not at all clear.

If the Proposal is intended to apply to each year, how does the Proposal treat deferred compensation for purposes of the annual $1 million cap? Similarly, if stock options and other equity-based awards are included in the term "benefits," it is not clear when the value of such awards are to be counted for purposes of any annual cap: Should stock options be counted on the date of grant, the date of exercise, or upon the occurrence of some other undefined event, such as resale of the underlying shares? Should other equity-based awards be counted in the year in which the award is made, a performance goal is met, or an award is determined -- or, when the actual cash, shares, or other property is ultimately paid out? What if the "payout" is deferred? This timing dilemma is especially troublesome when one recognizes that GE, like many other companies, emphasizes long-term incentive awards covering periods of more than one year; that various GE long-term awards are currently outstanding, in various stages of their life cycles; and that the Proposal may be read to apply retroactively to those outstanding awards regardless of their stage of development.

Accordingly, for the reasons stated above, the Proposal is so inherently vague and indefinite that it may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(3).

VI. The Proposal Is False and Misleading.

Even if the Staff does not concur that the Proposal is so vague and indefinite under Rule 14a-8(i)(3) as to require omission of the Proposal in its entirety, the following portion of the supporting statement is false and misleading and, therefore, excludable under Rule 14a-8(i)(3):

> In my opinion the Compensation Committee is someplace between negligent and derelict in its duties and the result is that the corporation and its stock holders are being made fools of, so that a select top few can be made "stinking rich."

There are numerous no-action letters that support the exclusion of this statement as false and misleading because it impugns the character and integrity of GE's Management Development and Compensation Committee and the Company's senior officers without factual foundation. Although the proponent is allowed to set forth his opinion in the supporting statement (see, e.g., Marriott International, Inc. (March 14, 2002) (requiring four sentences or phrases to be recast as the proponent's opinion)), the proponent cannot impugn the character or integrity of management or directors without factual foundation. See, e.g., Honeywell International Inc. (October 26, 2001) (requiring deletion of a sentence that the company argued was inaccurate and an attempt to impugn the character of company officers); and Electronic Data Systems Corporation (March 11, 1999) (requiring deletion of a statement that the company argued was inaccurate and lacked factual foundation).

The proponent has no basis for asserting that the Management Development and Compensation Committee has been "negligent" or "derelict." Moreover, his statement that share owners are being "made fools of" so that "a select top few can be made 'stinking rich'" is inflammatory and impugns the character of GE's senior officers, as well as the members of the Committee, without factual foundation.

The inclusion of such false and misleading statements is not permitted under the Commission's rules. Accordingly, GE believes that the statement is excludable as false and misleading under Rule 14a-8(i)(3).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Carrington is being notified that GE does not intend to include the Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 6, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements,

GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

Enclosure

cc: Special Counsel -- Rule 14a-8 -- No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Mr. W. A. Carrington Jr.
1215 Dobson Street
Evanston, IL 60202-3820

EXHIBIT A

1018 → Bob Lorn cc BWH. 9/28/02

RECEI
OCT 07 2
B. W. HEINEMA

Dear Mr. Heineman,

In my opinion the Compensation Committee is someplace between negligent and derelict in its duties and the result is that the corporation and its stockholders are being made fools of, so that a select top few can be made "stinking rich". I wish to include a share holder proposal for inclusion in next year's proxy statement making an individual cap on salaries and benefits of one million dollars for G.E. officers and directors.

I have voting control of approximately 1000 shares including G.E. Stock direct accounts 1021726920
101874 7657
and my brokerage account for my parents with MCPF&S.

W.H. Carrington Jr.

(over)

2002 SEC No-Act. LEXIS 366

Securities Exchange Act of 1934 -- Rule 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3), 14a-8(i)(4), 14a-8(i)(7)

March 13, 2002

CORE TERMS: proponent, shareholder, proxy, grievance, energy, board of directors, excludable, omit, redress, senior, annual meeting, market value, state law, personal interest, recommendation, measured, revised, ranking, largest, annual, vague, enforcement action, senior executive, proper subject, basic salary, stockholder, voted, false and misleading, employment agreement, special interest

[*1] Phillips Petroleum Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Phillips Petroleum Company
Incoming letter dated January 9, 2002

The proposal relates to "an increase of three per cent of the annual basic salary of the Chairman and other officers, for every position increase in the ranking of the world's largest energy companies, measured by their market value."

There appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Phillips with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Phillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

There appears to be some basis for your view that Phillips may exclude the proposal under [*2] rule 14a-8(i)(2) because it may cause Phillips to breach an existing compensation agreement. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation agreements made in the future. Accordingly, unless the proponent provides Phillips with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Phillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Phillips may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Phillips may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Phillips may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Phillips may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

You have expressed your view that Phillips may exclude the proposal under rule 14a-8(i)(7) because it relates to Phillips ordinary business operations. In our view, it is not clear whether the proposal [*3] is directed at compensation only to executive officers, or instead, relates to general compensation policy. It appears, however, that the proposal could be limited to executive compensation. Accordingly, unless the proponent provides Phillips with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Phillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Attorney-Advisor

INQUIRY-1:
Antonio L. Quintas
Salgados
2640-577 Mafra
Portugal

January 25, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Phillips Petroleum Company (the 'Company')-Commission File No. 1-720, Shareholder Proposal Submitted by A. L. Quintas. Company's letter of January 9, 2002 to the Commission.

Ladies and Gentlemen:

I would like commenting on the above subject as follows:

1) This is the sixth time a proposal of mine is censored. In every single occasion my motivations were disparaged by the Company.

2) There was never made the slightest attempt, [*4] whatsoever, to clarify the equivocal parts of the proposals. I could inform the Company, for example, that by 'Chairman and other officers', I mean senior officers, not junior officers, the called Executive Officers; that I was not opposed that the proposal be voted as a recommendation; the listing of the world largest energy companies and their market value is regularly prepared by Petroleum Finance Co. and published in the press (Oil and Gas Journal, July 23, 2001, page 39). In 2001, Exxon Mobil Corp. was number one, Phillips Petroleum number 35.

3) It is ridiculous of the Company to say, that the acceptance of the proposal could lead to negotiating with me. Were the proposal voted up, the Company would have to consider entering in a new salary agreement with the Chairman and other Senior Officers. If the proposal was voted down was the end. The allegation that a salary increase of the Chairman, at the recommendation of the shareholders, would be harmful of existing contract is, in principle, ludicrous.

4) What it really appears is that the Company does not wish to enter in any correspondence with the proponent, because of a long, deep rooted grievance: in spite of written agreement [*5] refused to pay reasonable repatriation costs, and denied for two and half years shipping the personal belongings and household goods of the proponent, when his employment with the Company terminated in 1990.

5) Should the Company be allowed to encroach in my shareholder rights? In such a case, when both parties allege mutual grievances, where should be drawn the dividing line? Simply, in the answer to the question: would the acceptance of the proposal force the Company directly or indirectly to address or settle the alleged grievance? If the answer is no, as I believe it is, the exclusion of the proposal because of a personal grievance and special interested should not be upheld by the Commission.

Very truly yours,

A. L. Quintas

INQUIRY-2: PHILLIPS
66
PHILLIPS PETROLEUM COMPANY
BARTLESVILLE, OKLAHOMA 74004
918 661-6600

January 9, 2002

VIA AIR COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Phillips Petroleum Company (the "Company") - Commission File No. 1-720
Shareholder Proposal Submitted by A. L. Quintas

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities [*6] Exchange Act of 1934, as amended, Phillips Petroleum Company (the "Company" or "Phillips") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively, the "Proxy Materials"), a shareholder proposal and "supporting statement" dated November 13, 2001, and received by the Company on November 21, 2001 (the "Proposal"), from Mr. A. L. Quintas, a former employee residing in Salgados, Portugal (the "Proponent"), which states as follows:

"Chairman Mulva awoke Phillips from a lethargic period and reshaped the executive team to a higher level of statesmanship. Phillips is a bigger oil and gas company, but still occupies a modest place in the rank of the world largest energy companies. This century will bring, no doubt, important changes to the way energy is produced and consumed. To assist with the gradual transformation of Phillips into one of the world's leading energy companies, it is proposed and(sic) increase of three per cent of the annual basic salary of the Chairman and other officers, for every position increase in the ranking of the world's largest energy companies, measured by their [*7] market value."

Enclosed are six (6) copies of the Proposal.

The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if Phillips omits the Proposal from its Proxy Materials.

It is the Company's position the Proposal may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(4) - personal grievance, special interest; Rule 14a-8(i)(7) - ordinary business; Rule 14a-8(i)(2) - violation of state and federal law; Rule 14a-8(i)(1) - not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization; and Rule 14a-8(i)(3) - violation of proxy rules.

Rule 14a-8(i)(4) - Personal grievance; special interest

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented [*8] in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. (Securities Exchange Act Release No. 34-19135, October 14, 1982). The predecessor Rule 14a-

8(c)(4) was designed to prevent shareholders from abusing the shareowner process to achieve personal ends not necessarily in the common interest of other shareholders. (Securities Exchange Act Release No. 34-20091, August 21, 1983).

This is Mr. Quintas' sixth proposal in seven years, and his third consecutive proposal on executive compensation. The Commission has previously concluded Mr. Quintas' proposals for the Company's 1996, 1998, 1999, 2000 and 2001 proxy materials could be omitted because they related to the "redress of a personal grievance against the Company or any other person, or. . .(was) designed to result in a benefit to (the Proponent), or to further a personal interest which is not shared by other shareholders at large." While the subject of the Proponent's proposals may change to suit current shareholder concerns, his intent has remained the same - to further his personal grievance against the Company. [*9] This Proposal, although complementary of the Chief Executive Officer's job performance, is simply a way to draw the Company back into conversations with the Proponent to settle his personal grievance against Phillips.

For the Company's 1996 Annual Meeting, the Proponent sought, by undated letter received by Phillips on November 28, 1995, to include a shareholder proposal on code of ethics and equal opportunity (the "1996 Proposal"). The Company requested by letter dated January 9, 1996, the Securities and Exchange Commission concur that the 1996 Proposal could be omitted from Phillips' 1996 proxy materials. The Office of Chief Counsel Division of Corporation Finance by letter dated February 22, 1996, agreed with Phillips' position the 1996 Proposal could be excluded from the Company's 1996 proxy materials pursuant to Rule 14a-8(c)(4) as it appears "to relate to the redress of personal claim or grievance or are designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)." The Proponent then sought review by the Chief Counsel of the Commission to reconsider [*10] its response, to which Vincent W. Mathis, Special Counsel of the Commission responded on March 19, 1996, that "we could find no basis to reconsider our position."

For the Company's 1998 Annual Meeting, the Proponent sought, by letter dated November 14, 1997, which the Company received on December 1, 1997, to include a shareholder proposal on diversity (the "1998 Proposal"). Phillips requested by letter dated January 8, 1998, the Securities and Exchange Commission concur that the 1998 Proposal could be omitted from the Company's 1998 proxy materials. The Office of Chief Counsel Division of Corporation Finance's response on March 3, 1998, agreed with Phillips' position the 1998 Proposal could be excluded from the Company's 1998 proxy materials pursuant to Rule 14a-8(c)(4) as "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to Rule 14a-8(c)(4) because it appears to relate to the redress of personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)."
[*11]
For the Company's 1999 Annual Meeting, the Proponent sought, by letter dated and received by fax on November 27, 1998, to include a shareholder proposal on stockholder approval of large corporate transactions (the "1999 Proposal"). The Company requested by letter dated January 7, 1999, the Securities and Exchange Commission concur that the 1999 Proposal could be omitted from Phillips' 1999 proxy materials. The Office of Chief Counsel Division of Corporate Finance's response on March 4, 1999, agreed with the Company's position the 1999 Proposal could be excluded from Phillips' 1999 proxy materials pursuant to Rule 14a-8(c)(4) as "there appears to be some basis for your view that the proposal may be excluded from the Company's proxy material pursuant to rule 14a.8(c)(4) because it appears to relate to the redress of personal claim or grievance or is designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large (emphasis added)."

For the Company's 2000 Annual Meeting, the Proponent sought, by letter dated and received by fax on November 29, 1999, to include a shareholder [*12] proposal on executive compensation (the "2000 Proposal"). Phillips requested by letter dated January 7, 2000, the Securities and Exchange Commission concur that the 2000 Proposal could be omitted from the Company's 2000 proxy materials. The Office of Chief Counsel Division of Corporate Finance's response on March 8, 2000, agreed with the Company's position the 2000 Proposal could be excluded from Phillips' 2000 proxy materials pursuant to Rule 14a-8(i)(4) as "there appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of personal claim or grievance (emphasis added)."

For the Company's 2001 Annual Meeting, the Proponent sought, by letter dated November 22, 2000, which Phillips received on November 27, 2000, to include a shareholder proposal also on executive compensation (the "2001 Proposal"). The Company requested by letter dated January 11, 2001, the Securities and Exchange Commission concur that the 2001 Proposal could be omitted from Phillips' 2001 proxy materials. The Office of Chief Counsel Division of

Corporate Finance's response on March 12, 2001, agreed with the Company's position the 2001 [*13] Proposal could be excluded from the Company's 2001 proxy materials pursuant to Rule 14a-8(i)(4) as "there appears to be some basis for your view that Phillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance (emphasis added)."

The Proponent was an employee of a Phillips subsidiary from February 1, 1981, until December 15, 1989, and of the Company from December 14, 1989, until his discharge for cause on October 29, 1990. Following his discharge eleven years ago, the Proponent has conducted an extensive, ongoing correspondence campaign directed toward numerous Company executives and Phillips' Board of Directors. Phillips has negotiated with the Proponent in good faith in the past and has afforded him every avenue of appeal including consideration of his grievances by members of the Company's most senior management, including the Executive Vice President in charge of human resources who, at the time, was also a Director, the Manager of Corporate Ethics and Compliance, and the Audit Committee, which is a committee of the Company's Board of Directors and is comprised solely of independent outside directors. The Audit Committee [*14] reviewed the Proponent's claim (but did not meet with him) at its meeting on July 9, 1995, and concluded the Proponent had been dealt with fairly in accordance with Phillips policy and related procedures. However, the Proponent has continued his correspondence campaign with the Audit Committee. In a letter dated November 8, 1999, which was directed to the attention of the Chairman of the Audit Committee, the Proponent reiterated that he sought "the settlement of accounts" with respect to his termination of employment from Phillips. He further indicated that "I await your approval to be received by the Audit Committee" and claimed that "this is the twentieth appeal."

As was asserted in the Company's letters to the Commission with respect to the 1996, 1998, 1999, 2000 and 2001 Proposals, we believed then, and continue to believe (as detailed below), the Proponent has chosen the Company's Annual Meetings as his forum for redressing his personal grievance with Phillips. His established pattern of submitting shareholder proposals is part of an overall scheme to have his grievance against the Company redressed. While the Proponent has tried to clothe his individual proposals in the guise [*15] of a "hot shareholder topic" as evidenced by the 1996 Proposal (code of ethics/equal opportunity), the 1998 Proposal (diversity), the 1999 Proposal (stockholder approval of large corporate transactions), and the 2000 and 2001 Proposals (executive compensation), the Staff has taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest (emphasis added)." See US West, Inc. (December 2, 1998); Station Casinos, Inc. (October 15, 1997); International Business Machines Corp. (January 13, 1995); Baroid Corp. (February 8, 1993); Westinghouse Electric Corp. (December 6, 1985). Accordingly, although the current Proposal relates to executive compensation, it requires no different analysis or treatment than the Proponent's 1996, 1998, 1999, 2000 or 2001 proposals, which were properly excluded by the Staff.

For the reasons stated above, the Company believes that the Proposal is excludable from the Proxy Materials on the basis of Rule 14a-8(i)(4).

Rule 14a-8(i)(7) - Ordinary business

Rule 14a-(8)(i)(7) [*16] permits a company to omit a proposal from its proxy materials that deals with matters relating to the conduct of a company's "ordinary business operations."

The Staff has determined this exclusion includes proposals relating to "general compensation issues" but not to "senior executive compensation issues." See Xerox Corp. (March 25, 1993) (senior executive compensation is an includable matter), Battle Mountain Gold Co. (February 13, 1992) (proposal relating to either senior executives or other employee compensation was excludable unless revised to include only senior executives); Minnesota Mining and Manufacturing Co. (March 4, 1999) (proposal to limit the yearly percentage increase of the top 40 executives' compensation was excludable under Rule 14a-8(i)(7) because it related to ordinary business operations). The Staff has ruled the distinction between senior executive compensation and general compensation issues has significant policy implications, and thus, proposals addressing both areas of compensation are not excludable on the grounds of ordinary business operations. See Battle Mountain Gold Co. (February 13, 1992); Baltimore Gas and Electric (February [*17] 13, 1992).

The Company believes the Proposal is excludable from the Proxy Materials because it addresses compensation policies and practices beyond that of the Chairman's and other senior executives. The Proponent's Proposal requests "the Chairman and other officers" be awarded an increase in their base pay if certain criteria are met. The Company currently employs twelve individuals who qualify as a "senior executive" under the provisions of Section 16b regulations. An additional 23 individuals have the title of "Vice President" or "Officer." In order to increase the compensation of individuals as required by the Proposal, Phillips would be forced to amend compensation guidelines and parameters for employees who are not senior executives. See Lucent Technology, Inc. (October 4, 2001).

Because the Proposal addresses "general compensation matters" and not solely the compensation of Phillips' senior executives, the Company believes the Proposal addresses the type of "ordinary business" the Staff has allowed to be excluded under Rule 14a-8(i)(7).

Rule 14a-8(i)(2) - Violation of state and federal law

Rule 14a-8(i)(2) permits a company to exclude from the proxy materials [*18] a proposal that could, if implemented, cause the company to violate a law to which it is subject.

In the past, the Staff has not recommended enforcement action in connection with the exclusion of shareholder proposals if such proposal could cause a company to breach existing compensation agreements or arrangements. See NetCurrents, Inc. (June 1, 2001) (proposal relating to the creation of an independent compensation committee to develop new compensation plans to replace all existing executive compensation was excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it could cause the company to breach employment agreements or other contractual obligations); International Business Machines Corp. (December 15, 1995) (proposal which sought to reduce the compensation of three executive officers was excludable based on the illegality of any attempt by the company to make unilateral modifications to existing contracts in connection with the proposal).

The Proposal requests the compensation of the Chairman and other officers be increased by "three per cent of (their annual base salary). . .for every position increase in the ranking of the world's largest energy companies, [*19] measured by their market value." The Proposal, if implemented, would require Phillips to breach its obligations under existing employment arrangements made under its various incentive compensation and retirement plans. The Proposal would alter or amend employees' binding compensation arrangements and expose the Company to potential litigation.

The Company has an employment agreement with one of its officers, J. J. Mulva, Chairman and Chief Executive Officer. Mr. Mulva's employment agreement was entered into on November 18, 2001, as part of the transactions in the proposed merger of Phillips Petroleum Company and Conoco, Inc. If the Proposal were to be approved by the Company's shareholders, Phillips could be forced to violate state law by breaching its obligations to Mr. Mulva under the terms of his employment agreement. See Lucent Technology, Inc. (October 4, 2001).

The Company believes the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2), because if implemented, the Proposal could cause Phillips to breach existing employment and award agreements, and thus violates federal and state law.

Rule 14a-8(i)(1) - Not a proper subject for action [*20] by shareholders under the laws of the jurisdiction of the company's organization

Rule 14a-8(i)(1) provides that shareholder proposals which are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization" are excludable.

The Proposal submitted by the Proponent would require action that, under state law, falls within the scope of the powers of the Company's Board of Directors. Section 141(a) of the Delaware General Corporation Law states the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

The Staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. See Ford Motor Co. (March 19, 2001); American National Bankshares, Inc. (February 26, 2001); AMERCO (July 21, 2000).

In order to implement the Proposal, the Company's Compensation Committee (comprised [*21] solely of independent Outside Directors) and the Phillips Board of Directors would be forced to approve new compensation terms and amend certain employees' existing compensation packages, regardless of whether the Committee or the Board of Directors, in the case of the senior executives, or management, in the case of the other officers, concludes that such action is appropriate or in Phillips' best interests.

Additionally, the note to Rule 14a-8(i)(1) provides that:

"Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law."

The Proponent's Proposal was not drafted at the request of or as a recommendation to the Company's Board of Directors.

Thus, the Proposal relates to compensation matters for which only the Company's Board of Directors has the power to review, evaluate and make proper determinations. Accordingly, the Company believes the Proposal is not proper for shareholder action under Delaware law and is excludable [*22] under Rule 14a-8(i)(1).

Rule 14a-8(i)(3) - Violation of proxy rules

Rule 14a-8(i)(3) provides a shareholder proposal may be omitted if the proposal or the supporting statement is contrary to the proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

The Company believes the Proposal is excludable form the Proxy Materials pursuant to Rule 14a-8(i)(3) because it contains vague and indefinite terms, and as such, is false and misleading. The Proponent seeks to require stockholder approval of an increase in base salary of "three per cent of the annual basic salary of the Chairman and other officers, for every Position increase in the ranking of the world's largest energy companies, measured by their market value." This phrase is vague and uncertain and, as such, is false and misleading. The Company has no idea what is meant by "energy companies" (e.g. fossil fuel or solar energy, privately-owned or state-owned companies) or how "market value" is to be determined. Nor does the Company know which officers are included in the Proposal. The Proponent seeks to have the Company's Compensation Committee and [*23] Board of Directors make decisions under vague, subjective, ambiguous and uncertain terms.

The lack of clarity of the Proposal allows for a variety of interpretations to be drawn. Consequently, if it is difficult for the Company to discern how the proposed salary increase program is to be used and applied, the Company's stockholders will undoubtedly have difficulty knowing what they are voting to implement. See Corning Inc. (February 18, 1997). In the past, the Staff has repeatedly permitted the exclusion of shareholder proposals that are "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Wm. J. Wrigley, Jr. Co. (November 18, 1998). See also Occidental Petroleum Corporation (February 1, 1991); Hannaford Brothers Company (February 17, 1989).

As statements in the Proposal are vague and uncertain, thereby making them false and misleading, the Proposal should be excluded on the basis of Rule 14a-8(i)(3).

Based on the foregoing, it is my opinion the Proposal [*24] may be properly omitted from its Proxy Materials pursuant to Rules 14a-8(i)(4) - personal grievance, special interest; Rule 14a-8(i)(7) - ordinary business; Rule 14a-8(i)(2) - violation of state and federal law; Rule 14a-8(i)(1) - not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization; and 14a-8(i)(3) - violation of proxy rules

In accordance with Rule 14a-8(j)(1), a copy of this letter is being forwarded to the Proponent as formal notice of the Company's intention to omit the Proposal from its 2002 proxy materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (918) 661-5638 or the Company's Associate General Counsel, Clyde Lea, at (918) 661-3762.

Please acknowledge receipt of this letter and enclosure by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Your prompt attention to his request is appreciated.

Very truly yours,

Dale J. Billam
Secretary and Senior Counsel

ATTACHMENT

Antonio L. Quintas

Salgados

2640-577 Mafra

Portugal

November 13, 2001

Mr. Dale Billam
Secretary and Senior [*25] Counsel
Phillips Petroleum Company
Bartlesville, OK 74004

Dear Mr. Billam,

I hereby submit the following proposal for inclusion in the Proxy Statement to be voted at the 2002 Annual Meeting.

I confirm that I am owner of at least one thousand dollars worth of Phillips stock and intend to remain so past the 2002 annual meeting.

PROPOSAL

Chairman Mulva awoke Phillips from a lethargic period and reshaped the executive team to a higher level of statemanship. Phillips is a bigger oil and gas company, but still occupies a modest place in the rank of the world largest energy companies. This century will bring, no doubt, important changes to the way energy is produced and consumed. To assist with the gradual transformation of Phillips into one of the world's leading energy companies, it is proposed and increase of three per cent of the annual basic salary of the Chairman and other officers, for every position increase in the ranking of the world's largest energy companies measured by their market value.

END OF PROPOSAL

Very truly yours,

A. L. Quintas

2002 SEC No-Act. LEXIS 262

Securities Exchange Act of 1934 -- Rule 14a-8(i)(1), 14a-8(i)(3), 14a-9

February 19, 2002

CORE TERMS: omit, retainer, shareholder, proponent, enclosed, proxy, Securities Exchange Act, Exchange Act, board of directors, enforcement action, shareholder action, factual support, state law, non-employee, misleading, recommend, calendar, revised, intends, notify

[*1] PPL Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PPL Corporation
Incoming letter dated December 21, 2001

The proposal relates to the amount of the retainer paid to non-employee directors.

There appears to be some basis for your view that that PPL may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation to the board of directors. Accordingly, unless the proponent provides PPL with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PPL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that PPL may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, [*2] the proponent must provide factual support for the statement "this would bring the retainer more in line with other utilities." Accordingly, unless the proponent provides PPL with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PPL omits only this portion of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Kier D. Gumbs
Special Counsel

INQUIRY-1:
SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000
FACSIMILE (212) 455-2502

December 21, 2001

Securities Exchange Act of 1934
--Rule 14a-8

FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: PPL Corporation - Shareowner Proposal

Ladies and Gentlemen:

I am writing to notify you that, pursuant to Rule 14a-8(j) (Question 10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), PPL Corporation, a Pennsylvania corporation (the "Company" or "PPL"), intends to omit from its notice of [*3] meeting, proxy statement and form of proxy (collectively, the "Proxy Materials") for its 2002 Annual Meeting of Shareowners a proposal submitted to the Company by Mr. James E. Rossnock (the "Proposal"), which is included in Mr. Rossnock's letter to the Company, a copy of which is attached to this letter as Exhibit A. The Company has not yet set the date for its 2002 Annual Meeting but anticipates that the meeting will be held on April 26, 2002. The Company would expect to mail definitive Proxy Materials to shareholders on or after March 21, 2002. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j).

On November 27, 2001, the Proposal was discussed in detail during a meeting between Mr. Rossnock and John Biggar, Executive Vice President and Chief Financial Officer of the Company. After this meeting, PPL informed Mr. Rossnock that his Proposal did not comply with SEC Rule 14a-8(b)(1) and (2). A copy of that letter is attached hereto as Exhibit B. Since that time Mr. Rossnock has corrected these deficiencies, and copies of the e-mail responses are attached to this letter as Exhibit C.

In a letter dated December 20, 2001, Robert J. Grey, Senior Vice [*4] President, General Counsel and Secretary of the Company, advised Mr. Rossnock that the Company intends to omit the Proposal from the Proxy Materials for a number of reasons. A copy of Mr. Grey's letter, which describes these reasons and includes Mr. Grey's related opinions and analyses, is attached hereto as Exhibit D. The Commission staff has consistently allowed the omission of shareholder proposals similar to the Proposal in several prior cases under Rule 14a-8(i)(1), as constituting an improper subject matter for shareholder action under state law (see, e.g., Chevron Corporation, available January 18, 1989, which allowed exclusion, to the extent that a proposal mandates intrusion upon the discretionary authority of the Board of Directors, as defined by state law) and Rule 14a-8(i)(3), as being inconsistent with Rule 14a-9 by including misleading statements or only subjective conclusions with no substantiation or factual support (see, e.g., Kiddie Products, Inc., available February 9, 1989).

Pursuant to Rule 14a-8(j) under the Exchange Act, there are enclosed herewith five additional copies of this letter and the attached Exhibits. In accordance with Rule 14a-8(j), a copy [*5] of this letter is being sent to Mr. Rossnock to notify him of the Company's intention to omit the Proposal from its Proxy Materials for its 2002 Annual Meeting of Shareowners.

If you have any questions concerning this matter please call me at (212) 455-3125 or Elizabeth Duane, Senior Counsel of the Company, at (610) 774-4107.

Please acknowledge your receipt of this letter and the enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Sincerely,

Vincent Pagano Jr.

ATTACHMENT

JAMES E. ROSSNOCK

101 Ridgeview
Danville, Pa. 17821

March 26, 2001

PPL Corporation
Two North Ninth Street

Robert J. Grey, Secretary
Allentown, Pa. 18101

Dear Sir;,

I wish to make a proposal to be brought before the Shareholders at the 2002 Annual Meeting. I propose that the retainer for Non-employee directors be lowered to $20,000 from the present $50,000. This would bring the retainer more in line with other utilities.

Sincerely,

James E. Rossnock
(570) 275-2139
bossross£jlink.net

2002 SEC No-Act. LEXIS 88

Securities Exchange Act of 1934 -- Rule 14a-8(b), 14a-8(f), 14a-8(i)(1), 14a-8(i)(7)

January 23, 2002

CORE TERMS: shareholder, proponent, registrant, staff, board of directors, omit, enforcement action, annual meeting, non-employee, proxy statement, proxy, calendar year, omission, intends, articles of incorporation, written statement, proper subject, state law, ruder, recommending, recommend, deadline, shareholder action, place limitations, continue to hold, shares of stock, business hours, facsimile, submitting, inclusion

[*1] PSB Holdings, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PSB Holdings, Inc.
Incoming letter dated December 14, 2001

The proposal seeks to limit compensation of non-employee directors of Peoples State Bank and PSB Holdings to $80,000 during the calendar year 2003.

We are unable to concur in your view that PSB Holdings may exclude the proposal under rule 14a-8(b). In arriving at this position, the staff notes that PSB Holdings did not provide the proponent with a request for documentary support for the proponent's claim of beneficial ownership, as required by rule 14a-8(f). Accordingly, we do not believe that PSB Holdings may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

There appears to be some basis for your view that that PSB Holdings may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation to the board of directors. Accordingly, unless the proponent provides PSB Holdings [*2] with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PSB Holdings omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that PSB Holdings may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PSB Holdings may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel
INQUIRY-1: Ruder, Ware & Michler
ATTORNEYS AT LAW
SUITE 700
500 THIRD STREET
POST OFFICE BOX 8050
WAUSAU, WI 54402-8050

URL: http://www.ruder.com/

TELEPHONE: (715) 845-4336

FACSIMILE: (715) 845-2718

E-MAIL ADDRESS: akiburz£ruder.com

December 14, 2001

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel

Re: PSB Holdings, Inc. Shareholder Proposal Submitted Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our [*3] client, PSB Holdings, Inc. ("PSB Holdings"), we hereby request advice that the staff of the Commission's Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Commission if PSB Holdings omits the shareholder proposal described below from its proxy statement and form of proxy for PSB Holdings' 2002 annual meeting of shareholders (the "2002 Proxy Materials") in reliance on one or more of the interpretations of Rule 14a-8 set forth herein.

PSB Holdings received for inclusion in its 2002 Proxy Materials a proposal (the "Proposal") from Charles T. Anderson (the "Proponent") on November 30, 2001. We believe that PSB Holdings may omit the Proposal from the 2002 Proxy Materials for the following reasons:

. The Proposal may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(b)(2) because the Proponent failed to provide PSB Holdings with a written statement that he intends to continue to hold his shares of PSB Holdings stock through the date of the annual meeting of shareholders, and this procedural deficiency could not have been corrected under the deadline established for shareholder proposals by Rule 14a-8(e)(2).

. The Proposal [*4] may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(2) because it is not a proper subject for action by shareholders under state law to which PSB Holdings is subject.

. The Proposal may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the conduct of the ordinary business operations of PSB Holdings.

The Proposal

The Proposal consists of one paragraph which proposes "to limit the compensation of non-employee directors of Peoples State Bank and PSB Holdings, Inc. in the calendar year 2003 to $80,000.00" and a supporting statement which provides the Proponent's purported qualifications and statement in support of the Proposal. A copy of the Proposal is attached to this letter as Exhibit A. The Proposal's reference to Peoples State Bank involves a Wisconsin-chartered state bank that is a wholly-owned subsidiary of PSB Holdings.

Basis for Omission of Proposal

Rule 14a-8(b)(2) -- No Statement of Intent to Hold Securities and Rules 14a-8(e)(2) and 14a-8(f)(1) -- Expired Deadline

Rule 14a-8(b)(2) provides that regardless of whether or not a proponent is a registered owner of a registrant's securities, [*5] the proponent must provide the registrant with a written statement that the proponent intends to continue to hold the securities through the date of the meeting of shareholders. In this instance, the Proponent did not include with his Proposal any written statement that the Proponent intends to hold his shares of stock in PSB Holdings through the date of the annual meeting of shareholders. As discussed in the following paragraphs, this deficiency cannot be remedied by the Proponent as the deadline for submitting shareholder proposals under Rule 14a-8(e) expired immediately after receipt of the Proposal by PSB Holdings.

The Proposal was received by PSB Holdings via a facsimile transmission after the close of normal business hours on Friday, November 30, 2001. Rule 14a-8(e)(2) provides that any shareholder proposal submitted for a regularly scheduled annual meeting must be received at the registrant's principal executive offices not less than 120 calendar days before the date of the registrant's proxy statement released to shareholders in connection with the previous year's annual meeting of shareholders. PSB Holdings released its proxy statement for the 2001 annual meeting of shareholders [*6] on March 30, 2001. Accordingly, the Proposal was required to have been received in proper form by PSB Holdings on or before November 30, 2001.

Rule 14a-8(f)(1) provides that a registrant is not required to provide notice of a procedural deficiency if the deficiency cannot be remedied. As the Proposal was received by PSB Holdings after the close of normal business hours on Friday, November 30, 2001 and did not contain any statement by the Proponent that he intends to hold his shares of stock in PSB Holdings through the date of the annual meeting of shareholders, the Proposal contains a procedural deficiency that could not have been corrected in time to meet the deadline for inclusion in the 2002 Proxy Materials.

Rule 14a-8(i)(1) -- Improper Under State Law

Rule 14a-8(i)(1) permits a registrant to omit a shareholder proposal from its proxy statement if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the registrant's organization. The Proposal seeks to limit the compensation of non-employee directors in the calendar year 2003 to $80,000.00, and, as such, would restrict the authority of the PSB Holdings board of directors [*7] to set director compensation. By its term, the Proposal is not precatory.

PSB Holdings is incorporated under Wisconsin law. Section 180.0801 of the Wisconsin Statutes provides that "all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." In addition, Section 180.0811 of the Wisconsin Statutes specifically provides that "unless the articles of incorporation or bylaws provide otherwise, the board of directors, irrespective of any personal interest of any of its members, may fix the compensation of directors." Neither the articles of incorporation nor the bylaws of PSB Holdings restrict the authority of the board of directors to fix director compensation. We are attorneys licensed to practice law in the state of Wisconsin and we are of the opinion that, based on the circumstances described herein, (1) Wisconsin law vests PSB Holdings' board of directors with the authority to set director compensation and (2) the shareholders of PSB have no authority under Wisconsin law to adopt the Proposal. The opinion [*8] expressed herein constitutes the supporting opinion of counsel required under Rule 14a-8(j)(2)(iii).

The Staff has consistently concurred with the omission of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. See, e.g., Ford Motor Co. (Mar. 19, 2001); American Nat'l Bankshares, Inc. (Feb. 26, 2001); and AMERCO (July 21, 2000).

The Proponent appears to recognize that director compensation is not a proper subject for shareholder action, as, in his supporting statement, he states that the PSB Holdings directors, "once elected, are allowed by law to set their level of compensation without shareholder approval." The Proposal thus seeks to encroach on the PSB Holdings board of directors' clear authority under Wisconsin law to set director compensation, and, accordingly, can be omitted under Rule 14a-8(i)(1).

Rule 14a-8(i)(7) -- Ordinary Business Operations

Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary business [*9] operations." The Staff has consistently taken the position that it would not recommend enforcement action to the Commission if a registrant omitted a shareholder proposal that sought to impose restrictions on director compensation because such matters relate to the registrant's ordinary business operations. See, e.g., Suburban Bankshares Incorporated (March 16, 1989) (recommending no enforcement action in connection with the omission of a shareholder proposal seeking to eliminate compensation to employee directors and limit compensation to non-employee directors until dividends paid); Green Mountain Power Corporation (April 3, 1985) (recommending no enforcement action in connection with the omission of a shareholder proposal seeking to limit director fees unless certain dividend payments were made); and NYNEX Corporation (February 29, 1988) (recommending no enforcement action in connection with the omission of a shareholder proposal seeking to place limitations on the compensation of non-employee directors). In each of the foregoing letters, the Staff concluded that a shareholder proposal seeking to place limitations on director compensation dealt with a matter relating [*10] to the conduct of the registrant's ordinary business operations (i.e., director compensation) and, as such, could properly be omitted from the registrant's proxy materials.

Conclusion

For the reasons set forth above, we respectfully request that the Staff advise us that no enforcement action will be recommended to the Commission if the proposal is omitted from PSB Holdings' 2002 Proxy materials. If the Staff does not concur with PSB Holdings' position, we would appreciate the opportunity to confer with the Staff regarding these matters prior to the issuance of its response to this request for advice.

Pursuant to rule 14a-8(j)(1), PSB Holdings is notifying the Proponent of its intent to omit the Proposal by copy of this letter. We enclose five additional copies of this letter for the Staff pursuant to Rule 14a-8(j)(2).

Please address any comment or questions with respect to the subject matter of this letter to me at the above address or by telephoning me at 715-261-7307.

Very truly yours,

RUDER, WARE & MICHLER,
A LIMITED LIABILITY S.C.

Arnold J. Kiburz III

Exhibit A

Secretary, PSB Holdings Inc.

Shareholder Proposal for the Annual Meeting of PSB Holding, Inc. to be held [*11] in 2002.

Proposal

To limit the compensation of non-employee directors of Peoples State Bank and PSB Holdings, Inc. in the calendar year 2003 to $80,000.00

Charles T. Anderson, 1740 Main St., Stevens Point, Wisc., 54481 submits this shareholder proposal. Shareholder Anderson is of the opinion that the compensation received by the Board of Directors is excessive considering the size, complexity and profitability of the Company. Anderson has attended the last three consecutive annual shareholder meetings and has stated a similar opinion to all of the directors in attendance at the meetings. Anderson has been employed by and served as a director of banks in the recent past and feels he is well qualified to address the subject of non-employee bank director compensation.

The directors of the company, once elected, are allowed by law to set their level of compensation without shareholder approval. Because the company has, in shareholder Anderson's opinion, failed to subsequently reduce the level of non employee director compensation shareholder Anderson is submitting this proposal for shareholder approval.

1996 SEC No-Act. LEXIS 42

Securities Exchange Act of 1934 -- Rule 14a-8(a)(1), 14a-8(c)(1), 14a-8(c)(7)

January 16, 1996

CORE TERMS: stockholder, stock, dividend, staff, proponent, proxy statement, salary, proxy, omit, board of directors, shareholder, registrant, annual meeting, employee compensation, eligibility, reduction, long-term, restored, intends, common stock, inconclusive, ownership, calendar, counter, enforcement action, proper subject, recommendation, documentary, subsidiaries, recommend

[*1] Columbia Gas System, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 16, 1996

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Columbia Gas System, Inc. (the "Company")
Incoming letter dated December 21, 1995

The proposal mandates that the Company adopt a dividend policy with respect to the payment of dividends whereby when a dividend is cut, no salaries may be increased or stock options granted until the dividend is restored to its original amount before the cut.

Rule 14a-8(a)(1) requires a proponent to be a record or beneficial owner of at least 1% or $1,000 in market value of securities and have held such securities for at least one year. The staff notes that the Company did not indicate in its request for documentary evidence to support the proponent's claim of eligibility that the proponent was required to respond within 21 calendar days of the date of the request. Accordingly, if the proponent fails to provide the Company or counsel with documentary Support for his claim of ownership eligibility as provided in rule 14a-8(a)(1), within 21 days of the receipt of this letter, the staff will not recommend enforcement [*2] action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(a)(1).

There appears to be some basis for your opinion that the proposal may be excluded pursuant to rule 14a-8(c)(1) to the extent that it mandates an act by the Company's Board of Directors. It appears, however, that this defect could be cured if the proposal was revised and cast in the form of a request or recommendation. If the proponent provides the Company with a proposal revised in the manner indicated within seven calendar days after receipt of this response, then the staff does not believe that rule 14-8(c)(1) may be relied upon as a basis to omit the proposal from the Company's proxy materials.

You have expressed your view that the proposal may be omitted under Rule 14a-8(c)(7) because it relates to the Company's ordinary business operations. In the Division's view, it is not clear whether the proposal is directed at salaries and options for the Company's executive officers or relates to general compensation policy. If the proposal is intended to limit executive compensation and if the proponent provides the Company with an amended proposal making such limitation [*3] clear within 7 calendar days of the receipt of this letter, the Division is unable to conclude that the proposal may be omitted under Rule 14a-8(c)(7).

The Division is unable to concur in your view that the proposal may be excluded pursuant to Rule 14a-8(c)(9) as counter to a proposal to be submitted by the registrant at the meeting. Accordingly, we do not believe that rule 14a-8(c)(9) may be relied upon as a basis upon which the proposal may be omitted from the Company's proxy materials.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

INQUIRY-1:
COLUMBIA GAS
System

Columbia Gas System Service Corporation, 20 Montchanin Road, P.O. Box 4020
Wilmington, Delaware 19807-0020, Tel. (302) 429-5387
Facsimile: (302) 429-5461, 5463 or 5730 (Confirmation: (302) 429-5464)

December 21, 1995

BY OVERNIGHT MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to The Columbia Gas System, Inc.
by Mr. Edwards S. George.

Dear Sir or Madam:

The Columbia Gas System, Inc. (the "Company"), a Delaware corporation and a registered holding company under the Public [*4] Utility Holding Company Act of 1935, has received from Edward S. George ("Mr. George" or the "Proponent") a shareholder proposal (the "Proposal"), attached as Exhibit A hereto, that Mr. George wishes to have included in the Company's Proxy Statement for its 1996 Annual Meeting of Stockholders. This Proposal was originally received on November 30, 1994 for inclusion in the Company's Proxy Statement for the 1995 Annual Meeting but was not included due to its lack of timeliness. Subsequently, Columbia agreed with Mr. George to consider the Proposal when it reviewed shareholder proposals received for the 1996 Annual Meeting.

On behalf of the Company, we respectfully notify the Staff of the Division of Corporation Finance of the U.S. Securities & Exchange Commission (the "Commission") and the Proponent, to whom we are today sending a copy of this letter, that the Company intends to omit the proposal from the Company's proxy statement for the reasons set forth below. In accordance with Rule 14a-8(d) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, we enclose six copies of this letter and the Proposal for action at the Company's annual meeting, which includes a [*5] related supporting statement submitted by the Proponent by letter dated November 30, 1994. For the Staffs convenience, also enclosed is a copy of the "no action" letters referenced herein. To the extent that the reasons set forth in this letter for omitting the proposal are based on matters of law, this letter constitutes our supporting opinion of counsel.

The Company intends to include a proposal in its 1996 Proxy Statement to adopt a long-term incentive plan to provide long-term incentives to those officers, key executives employees and directors of the Company and its subsidiaries who, in opinion of the Compensation Committee of the Company's Board of Directors, make substantial contribution by their ability and efforts. Essentially, Mr. George seeks to propose a shareholder resolution prohibiting any increases in salary or the allowance of any stock options following any reduction in dividends until the dividend is restored to its original amount prior to such reduction. The Company believes that the Proposal may be omitted from the Company's upcoming proxy materials based on the grounds outlined below.

A. The Proposal Requires Action by Stockholders Which is Improper Under [*6] Delaware Law (Rule 14a-8(c)(1)).

The Company is of the view that the Proposal may properly be omitted from the 1996 Proxy Statement under 17 C.F.R. § 240.14a-8(c)(1) ("Rule 14a-8(c)(1)"), which provides that a registrant may omit a proposal from its proxy materials if the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders. The Company is a Delaware corporation. Under Section 141 of the Delaware General Corporation Law, with certain exceptions not relevant to the instant facts, the business and affairs of Delaware corporations must be managed by or under the direction of a board of directors. 8 Del. C. § 141 (1995). Such business and affairs include decisions pertaining to the salaries and stock options of a corporation's employees. In addition, Sections 151 and 152 of the Delaware General Corporation Law vest the board of directors with the authority to determine the terms and circumstances under which common stock may be issued, and Section 157 grants to the board the authority to issue options on common stock and the ability to set the terms of such options. 8 Del. C. § 151, 152, 157 (1995).

Insofar as the Proposal [*7] would prohibit "salaries" from being increased and "stock options" from being "allowed," the Proposal is not a proper subject for action by security holders under Delaware law. The Company is consequently of the view that the Proposal may properly be omitted from the 1996 Proxy Statement under Rule 14a-(c)(1). In fact, the Commission also found this view persuasive with respect to the same proposal in Global Marine, Inc. (February 21, 1995) and Chemical Banking Corporation (January 30, 1995).

B. The Proposal Relates to the Conduct of the Ordinary Business Operations of the Company (Rule 14a-8(c)(7).

The Company also believes that the Proposal may be omitted from the 1996 Proxy Statement pursuant to 17 C.F.R. § 240.14a-8(c)(7) ("Rule 14a-8(c)(7)") because it deals with matters relating to the conduct of the ordinary business operations of the Company and, more particularly, because it mandates restrictions on general employee compensation.

Rule 14a-8(c)(7) permits the exclusion of a proposal "if the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant." 17 C.F.R. § 240.14a-8(c)(7). The purpose of Rule 14a-8(c)(7) [*8] is to allow companies to exclude shareholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." See Exchange Act Rel. No. 34-12999 (November 22, 1976).

The Proposal states that "no salaries will be increased or any stock options allowed" until any reduced dividend is restored. The Proposal is apparently an attempt by the Proponent to have the Company's stockholders participate in the determination and administration of the Company's general employee compensation programs.

The Staff has consistently taken the position that shareholder proposals relating to general employee compensation issues could be excluded as relating to the conduct of ordinary business operations. See, e.g., Varian Associates, Inc. (September 27, 1993); CSX Transportation (February 13, 1992); Caterpillar, Inc. (February 13, 1992); Emerson Radio Corporation (March 10, 1989); Maytag Corporation (March 3, 1988); Georgia-Pacific Corporation (February 22, 1988); Key Tronic Corporation (August 25, 1987); [*9] Lorimar Telepictures Co. (July 7, 1987); International Business Machines Corporation (January 25, 1982); Hercules, Inc. (December 7, 1981). While a proposal which is limited solely to "executive" compensation might not be subject to the Rule 14a-8(c)(7) exclusion, the instant Proposal relates to both executive and employee compensation and therefore, may be properly omitted. See, e.g., Battle Mountain Gold Company (February 13, 1992).

Since the Staffs long-standing position is that general compensation matters constitute part of the conduct of a corporation's ordinary business operations, the Company is of the view that the Proposal may be properly omitted from the 1996 Proxy Statement under Rule 14a-8(c)(7) because the Proposal indiscriminately affects the salaries and stock options of not only the executive officers of the Company but all employees of the Company.

C. The Proposal Conflicts with Another Matter to be Considered by Shareholders at the 1996 Annual Meeting of Stockholders (Rule 14a-8(c)(9).

Rule 14a-8(c)(9) permits a corporation to omit a stockholder proposal from its proxy materials if "the proposal is counter to a proposal to be submitted [*10] by the registrant at the meeting" 17 C.F.R. § 240.14a-8(c)(9). The staff has interpreted that Rule to allow a corporation to omit a stockholder proposal from its proxy materials if there is some basis to conclude that an affirmative vote on both the registrant's proposal and the stockholder's proposal would lead to an inconsistent and inconclusive mandate from the stockholders and provide inconsistent and inconclusive results. See Cellular Communications, Inc. (March 7, 1995); IBS Financial Corporation (December 7, 1994); The Charles Allmon Trust, Inc. (June 10, 1994); Gabelli Equity Trust (March 15, 1993).

On December 20, 1995, the Company's Board of Directors approved the Compensation Committee's recommendation that the Company adopt a new long-term incentive plan, which, in accordance with Exchange Act Rule 16b-3, will be submitted to the stockholders for approval at the 1996 Annual Meeting. The Long-Term Incentive Plan (the "Plan"), as proposed, is designed to provide additional incentives to officers, key employees and directors of the Company and its subsidiaries through the granting of incentive stock options, nonqualified stock options, stock appreciation rights [*11] and/or contingent stock awards. The Plan, which is to be administered by the Compensation Committee of the Company's Board of Directors, considers both organizational level and individual performance in determining the eligibility and the number of shares to be awarded under the Plan. Therefore, it is entirely possible that stock options could be granted under the Plan even while there is a reduction in the Company's dividend. Mr. George's proposal, which calls for a suspension of all stock option grants in the event there is a reduction in the Company's dividend, is clearly counter to the Company's proposal, and a favorable vote on both proposals would result in an inconsistent and inconclusive mandate from stockholders.

D. Conclusion

By copy of the letter, we are requesting Mr. George to provide documentary support as to his current share ownership in the Company's common stock and the length of such ownership. Based on a statement from his broker provided in 1994, Mr. George would meet the eligibility requirements of Rule 14a-8(a)(1) if he has retained such securities. Mr. George is requested to provide us with updated share ownership documentation and, assuming he is still [*12] an eligible proponent, to advise us of whether he intends to continue to hold the required amount of Columbia stock through the date of the 1996 Annual Meeting and whether he or his representative would present the Proposal at that meeting, should the Proposal be included contrary to Company's view.

The Company currently expects to mail its proxy statement to stockholders on or about March 13, 1996. In view of the foregoing, the Company hereby requests that the Staff not recommend enforcement action if the Company omits the Proposal from such materials. Should the Staff disagree with, or should any additional information be desired in support of, the Company's views as expressed herein, we would appreciate the opportunity to confer with the Staff prior to the issuance by the Staff of any response to this letter. If you have any questions regarding this request, please do not hesitate to call the undersigned or, in my absence, Mark A. Cleaves, Esquire at (302) 429-5540. Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self-addressed stamped envelope provided herein.

Sincerely,

Joy Koria Hayes

ATTACHMENT

89 Corning Hill
Glenmont, [*13] New York 12077
November 28, 1994

Daniel L. Bell Jr.
The Columbia Gas System Inc.
Montchanin Road
P.O. Box 4020
Wilmington, Delaware 19807-0020

Dear Sir:

I would like to submit a proposal to be voted upon by stockholders at the next meeting to be held in 1995.

Edward S. George of 89 Corning Hill, Glenmont, New York 12077, owner of 2000 shares of Columbia Gas, held in street name of Brown & Co., intends to present the following proposal at the meeting:

Whereas the dividend is the first casualty in any economic downturn and the stockholder is the first casualty and the last to benefit from an upturn, be it

Resolved: That when a dividend is cut, no salaries will be increased or any stock options allowed until the dividend is restored to its original amount before cut.

The ballot must be large enough to enable the executives and employees as well as stockholders to get their teeth on it.

Yours truly,

Edward S. George Eo.D.

2001 SEC No-Act. LEXIS 570

Securities Exchange Act of 1934 -- Rule 14a-8(i)(2), 14a-8(i)(6)

May 14, 2001

CORE TERMS: shareholder, board of directors, implemented, staff, proper subject, re-authorized, publicly, rescinded, reserved, proxy, voting, Exchange Act, applicable state law, enforcement action, stock option, state law, modification, recommend, stock, vague, proxy statement, articles of incorporation, shareholder action, share price, per share, outstanding, stoel, confirmation, termination, terminated

[*1] Sensar Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 14, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sensar Corporation
Incoming letter dated April 11, 2001

The proposal provides that all options reserved for officers and directors at the last shareholder's meeting be rescinded and re-authorized based upon terms specified in the proposal.

There appears to be some basis for your view that Sensar may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Sensar to breach its existing contractual obligations. Accordingly, we will not recommend enforcement action to the Commission if Sensar omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Sensar relies.

Sincerely,

Jonathan Ingram
Special Counsel

INQUIRY-1: STOEL RIVES LLP
ATTORNEYS

ONE UTAH CENTER
201 S. MAIN STREET, SUITE 1100
SALT LAKE CITY, UTAH 84111-4904
Phone (801) 328-3131 Fax (801) 578-6999
Internet: www.stoel.com

Direct Dial
(801) 578-6918
email rwtopham£stoel.com
[*2]
April 11, 2001

BY FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal Submitted to Sensar Corporation by G.C. Miller (for Proxy Statement and Form of Proxy for 2001 Annual Meeting of Shareholders of Sensar); File No. 0-17020

Ladies and Gentlemen:

On behalf of Sensar Corporation, a Nevada corporation ("Sensar"), we are enclosing, pursuant to Rule 14a-8(j)(2) under the Securities Exchange Act of 1934 (the "Exchange Act"), six copies of the shareholder proposal of G.C. Miller, dated January 15, 2001 (the "Proposal"), submitted for inclusion in Sensar's proxy statement and form of proxy for its 2001 Annual Meeting of Shareholders (the "2001 Proxy Materials"), and this letter, which contains an explanation of the reasons why Sensar believes it may exclude the Proposal from the 2001 Proxy Materials. Sensar did not receive a supporting statement from Mr. Miller relating to the Proposal. In accordance with Rule 14a-8(j)(1) under the Exchange Act, a copy of this letter and its enclosures have been simultaneously provided to Mr. Miller.

By this submission, Sensar notifies [*3] the Securities and Exchange Commission (the "Commission") and Mr. Miller that Sensar intends to exclude the Proposal from the 2001 Proxy Materials for the reasons set forth below. We respectfully request, on behalf of Sensar, confirmation that the staff of the Commission (the "Staff") will not recommend any enforcement action to the Commission if Sensar so excludes the Proposal. To the extent Sensar's reasons for excluding the Proposal relate to matters of state law, this letter constitutes the supporting opinion required by Rule 14a-8(j)(2)(iii) under the Exchange Act.

The Proposal relates to the rescission of certain stock options approved by the shareholders of Sensar at its Special Meeting on December 5, 2001. The text of the Proposal is as follows:

"In order to enhance shareholder value:

All options reserved for officers and directors at the last shareholders meeting be rescinded and re-authorized as follows:

1. A new price for the options will be established at $7.00 per share.

2. Shares may not be exercised until the existing share price is improved to $10.00 or better for a period of 60 days."

Sensar believes the Proposal may be properly [*4] excluded for the following reasons, which are fully discussed in order below:

1. The Proposal is vague and indefinite-Rule 14a-8(i)(3).
2. The Proposal is not a proper subject for action by shareholders under the laws of the State of Nevada-Rule 14a-8(i)(1).
3. The Proposal may, if implemented, cause Sensar to violate state law-Rule 14a8(i)(2).
4. Sensar would lack the power or authority to implement the Proposal-Rule 14a8(i)(6).
5. The Proposal has been substantially implemented-Rule 14a-8(i)(10).

1. The Proposal is vague and indefinite-Rule 14a-8(i)(3).

Sensar's shareholders took two actions with respect to stock options at a Special Meeting held on December 5, 2000. First, the shareholders ratified certain options that had been previously granted by the board of directors to certain members of management and the board of directors, and to certain consultants (the "Outstanding Options"). Second, the shareholders approved the adoption of a stock option plan that provided for future grants of stock options to employees, officers, directors and consultants (the "Stock Option Plan").

The Proposal requires that "all options reserved for officers and directors at the last shareholders [*5] meeting be rescinded and re-authorized." It is unclear whether the Proposal relates to the Outstanding Options, or to the Stock Option Plan, or to both. The words "reserved" and "re-authorized suggest that the Proposal relates to the Stock Option Plan, although the Proposal does not refer to the Stock Option Plan explicitly. The word "rescind," however, suggests that the Proposal relates to the Outstanding Options, although the Proposal does not refer to the Outstanding Options explicitly.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has recognized that a shareholder proposal may be excluded under Rule 14a-8(i)(3) if it is so vague or indefinite that a shareholder voting on the proposal would not be able to determine with reasonable certainty what measures the company would be required to take if the proposal were adopted. See U.S. Industries, Inc. (publicly available February 17, 1983). Such proposals are excludable because the actions taken by the company to implement such proposals [*6] could be significantly different from the actions envisioned by the shareholders voting on such proposals. See Wendy's International, Inc. (publicly available February 6, 1990).

As discussed above, it is unclear whether the actions that the Proposal requires Sensar to take are to be taken with respect to the Outstanding Options or with respect to the Stock Option Plan. Therefore, a shareholder voting on the Proposal would not be able to determine with reasonable certainty what measures Sensar would be required to take if the Proposal were adopted. Moreover, shareholders voting on the Proposal may envision that the Company will take action with respect to the Outstanding Options, whereas Sensar could implement the Proposal by taking action with respect to the Stock Option Plan, or vice versa. Therefore, Sensar believes that the Proposal may be excluded from the 2001 Proxy Materials under Rule 14a-8(i)(3).

2. The Proposal is not a proper subject for action by shareholders under the laws of the State of Nevada.

A company may exclude a shareholder proposal under Rule 14a-8(i)(1) if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction [*7] of the company's organization. The Staff has recognized that shareholder proposals that mandate or direct the board of directors to take certain actions may constitute an unlawful intrusion on the board of directors' discretionary authority under state law. See Release No. 34-12999 (November 22, 1976). The Staff has also recognized that shareholder proposals mandating changes in compensation plans constitute improper action by shareholders under applicable state law. See Safety 1st, Inc. (publicly available February 2, 1998) (shareholder proposal requiring modification of stock option plans and rescission of certain option repricings is not proper subject for action by shareholders under applicable state law); Sandy Spring Bancorp, Inc. (publicly available February 18, 1994) (shareholder proposal mandating amendment to stock option plan is not proper subject for shareholders under applicable state law).

Sensar is incorporated under and governed by the laws of the State of Nevada. A mandatory directive to the board of directors of a Nevada corporation is inconsistent with Section 78.120 of the Nevada General Corporation Law (the "NGCL"), which entrusts the management of the business [*8] and affairs of the corporation to the board of directors, Section 78.120 of the NGCL states, "Subject only to such limitations as may be provided by this chapter, or the articles of incorporation of the corporation, the board of directors has full control over the affairs of the corporation." Neither the NGCL nor Sensar's articles of incorporation limit the statutory powers of Sensar's board of directors under NGCL Section 78.120 with respect to the outstanding Options or the Stock Option Plan. Therefore, actions with respect to the Outstanding Options and the Stock Option Plan are solely within the discretion of Sensar's board of directors and are not proper subjects for shareholder action under Nevada law. Consequently, Sensar believes that the Proposal, whether it relates to the Outstanding Options, or the Stock Option Plan, or both, may be excluded from the 2001 Proxy Materials under Rule 14a-8(i)(1).

3. The Proposal may, if implemented, cause Sensar to violate state law-Rule 14a8(i)(2).

A company may exclude a shareholder proposal under Rule 14a-8(i)(2) if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is [*9] subject. The Staff has concurred that shareholder proposals that would cause a company to breach outstanding option agreements may be excluded from the company's proxy materials on the grounds that such proposals would cause the company to violate state law. See Safety 1st, Inc. (publicly available February 2, 1998). To the extent that the Proposal relates to the Outstanding Options, implementation of the Proposal would require Sensar to modify the terms of the Outstanding Options unilaterally. Because the Outstanding Options do not provide for unilateral modification by Sensar, such modification would be a breach of the Outstanding Options, which would be a violation of Nevada law. Consequently, the Proposal, if implemented, would cause Sensar to violate Nevada law. Therefore, Sensar believes that the Proposal, to the extent that it relates to the Outstanding Options, may be excluded under Rule 14a-8(i)(2).

4. Sensar would lack the power or authority to implement the Proposal-Rule 14a-8(i)(6).

A company may exclude a shareholder proposal under Rule 14a-8(i)(6) if the company would lack the power or authority to implement the proposal. The Staff has concurred that proposals requiring [*10] a company to breach existing obligations may be excluded under Rule 14a-8(i)(6). See Safety 1st, Inc. (publicly available February 2, 1998). As discussed above, the Proposal, to the extent that it applies to the Outstanding Options, would require Sensar to breach its obligations under the Outstanding Options. Therefore, Sensar believes that the Proposal, to the extent that it relates to the Outstanding Options, may be excluded from the 2001 Proxy Materials under Rule 14a-8(i)(6).

5. The Proposal has been substantially implemented-Rule 14a-8(i)(10).

A company may exclude a shareholder proposal under Rule 14a-8(i)(10) if the company has already substantially implemented the proposal and the proposal is, therefore, moot. In connection with certain changes that Sensar has recently implemented in its business strategy, Sensar's board of directors has terminated the Stock Option Plan. Moreover, no options were granted under the Stock Option Plan prior to its termination. Therefore, to the extent that the Proposal relates to the Stock Option Plan, the Proposal has already been substantially implemented by Sensar, for any options authorized to be granted under the Stock Option Plan [*11] have been rescinded as a result of the termination of the Stock Option Plan. Moreover, because the Stock Option Plan has been terminated and no options have been issued thereunder, the Proposal is moot to the extent that it requires options granted under the Stock Option Plan to be re-authorized. Therefore, Sensar believes that it may properly exclude the Proposal from the 2001 Proxy Materials under Rule 14a-8(i)(10).

In sum, Sensar believes that it may properly exclude the Proposal from the 2001 Proxy Materials under Rule 14a-8(i)(1), because the Proposal is not a proper subject for shareholder action under Nevada law, under Rules 14a-8(i)(2) and 14a-8(i)(6), to the extent the Proposal relates to the Outstanding Options, because the Proposal would require Sensar to violate Nevada law and because Sensar does not have the power to effectuate the Proposal, and under Rule 14a-9(i)(10), because the Proposal has been substantially implemented, to the extent that it relates to the Stock Option Plan. We hereby request, on behalf of Sensar, confirmation that the Staff will not recommend any enforcement action to the Commission if Sensar excludes the Proposal from the 2001 Proxy Materials. [*12] If you have any questions or need further information, please contact me at (801) 578-6918.

Please acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed copy of this letter in the enclosed self-addressed, postage paid envelope.

Very truly yours,

Reed W. Topham

ATTACHMENT

Cascade Development

302 South First ST.

Yakima, WA 98901

(509)454-9735

Cell (509)930-4950

01/15/01

Sensar Corporation,

Salt Lake City, Utah.
FAX 801-350-0825

As a holder of shares valued in excess of $2,600.00 for the past year, I would like to have the following proposal considered at the next shareholders meeting.

In order to enhance shareholder value:

All options reserved for officers and directors at the last shareholders meeting be rescinded and re-authorized as follows:

1. A new price for the options will be established at $7.00 per share.
2. Shares may not be exercised until the existing share price is improved
3. to $10.00 or better for a period of 60 days.

Statement:

I intend to hold the above shares until the shareholders meeting.

G. C. MILLER

Shareholder

2000 SEC No-Act. LEXIS 239

Securities Exchange Act of 1934 -- Rule 14a-8(i)(2)

February 27, 2000

CORE TERMS: proponent, retirement, staff, stockholder, nominal, excludable, shareholder, package, employment agreement, registrant, proxy, pension, terminate, employment contract, pension plan, website, grievance, censure, renegotiation, organizing, proxy statement, unilaterally, robbed, stock, false and misleading, senior executive, termination, renegotiate, publicity, excessive

[*1] International Business Machines Corporation

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 21, 1999

The proposal relates to terminating and renegotiating the CEO's retirement package.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(2). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Michael Ferraro
Attorney-Advisor

INQUIRY-1: IBM International Business Machines Corporation

Armonk, New York 10504

January 28, 2000

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Reference: IBM Reply to January 20, 2000 Letter from Legal Counsel to the CWA/
ITU Negotiated Pension Plan (Proponent) [*2] regarding IBM Stockholder
Proposal to terminate and renegotiate IBM CEO's Retirement Package

Ladies and Gentlemen:

Please let this letter serve to reply to the January 20, 2000 letter which was filed by Proponent's legal counsel in response to the letter of International Business Machines Corporation ("IBM" or the "Company") dated December 21, 1999, seeking exclusion of the Proposal under Rules 14a-8(i)(2), (i)(3), (i)(4), (i)(6), (i)(7) and 14a-9. The Company continues to believe that the Proposal is defective on its face and therefore fully excludable for the reasons articulated in our December 21, 1999 letter. While Proponent's counsel has made a valiant effort to try arid put the best face possible on the Proposal, we believe that "no matter how well argued, this sow's ear is not going to turn into a silk purse." LaPorte County Republican Central Committee v. Board of Commissioners of the County of La Porte. 851 F. Supp. 340, 344 (N.D. Indiana 1994).

I. THE CWA/ITU PENSION PLAN IS A NOMINAL PROPONENT OF THE COMMUNICATIONS WORKERS OF AMERICA ("CWA"). BECAUSE THE NOMINAL PROPONENT IS ACTING IN CONCERT WITH THE CWA, AN ORGANIZATION [*3] WITH CLEAR PERSONAL GRIEVANCES AGAINST THE COMPANY, THE INSTANT PROPOSAL SHOULD BE EXCLUDED AS A PERSONAL GRIEVANCE UNDER RULE 14a-8(i)(4).

At the outset, it is important to note that we do not question the fact that CWA and its nominal Proponent CWA/ITU Pension Plan are two separate "legal" entities, as the Response Letter points out. (See Response Letter at p.8) That, however, is not relevant in the analysis of the instant matter under the proxy rules. If mere form were to govern over actual substance, the Proponent's detailed description of the history of the Proponent might have some relevance. In concerning ourselves with substance, and the actual events which have been orchestrated by or at the direction of the CWA, an organization with an unsuccessful history of attempting to organize the Company's rank and file employees, the instant Proposal, lodged by the nominal Proponent on behalf of the CWA, cannot withstand scrutiny. Moreover, as the Company has already noted on pages 10-13 of our December 21, 1999 letter to the staff, the Proposal should be excluded from our proxy materials because it would benefit both the CWA and the nominal Proponent. The Proponent [*4] has added nothing of substance in its letter to refute this simple fact.

In this connection, the actual facts belie the nominal Proponent's "tail wagging the dog" statement that it is the CWA Pension Plan's proposal and the CWA merely agrees with it. (Response Letter at p. 9) The only formal evidence pointing to the Proposal being that of the nominal Proponent (rather than the CWA) is that the Proposal (which was actually transmitted to the Company, twice, by the CWA) was sent by the CWA under cover of a letter utilizing the nominal Proponent's letterhead. Nearly everything else in this matter points directly to the CWA as the driving and implementing force behind the filing of Proposal and its subsequent publicity.

Counsel argues, among other things, that the nominal Proponent CWA Pension Plan is a separate legal entity and a significant institutional investor with its own independent ability to manage its Plan assets (see Response Letter at pp.2, 8-9). These facts simply cannot carry the day. In an attempt to cover for the CWA's own numerous miscues in its handling of the instant Proposal, counsel goes on to note some overlaps between the CWA and the nominal Proponent. [*5] However, counsel admits that: (i) all union Trustees of the nominal Proponent are associated with the CWA; (ii) the Chairman of the Board of Trustees of the nominal Proponent (Mr. William J. Boarman) also holds the position of President of the CWA's Printing, Publishing and Media Workers Sector (the "Sector"); and (iii) the President of the Sector (Mr. William J. Boarman) is also a Vice President of the CWA and a member of the CWA's Executive Board. Based on the foregoing, given the numerous personal grievances the CWA has with IBM and the other evidence we highlighted in our December 21, 1999 letter, it should not be surprising to conclude that (i) there is a unity of interest between the CWA and the nominal Proponent, and (ii) the CWA was the driving force behind the filing of the Proposal by the nominal Proponent.

More importantly, however, and as we have earlier noted, the Proposal was, from the outset, mishandled not by the nominal Proponent, but by the CWA directly. If the CWA Pension Plan were the true stockholder proponent and a significant institutional investor truly interested in governance matters, it would have properly researched the facts underlying the [*6] Proposal before signing the cover letter, and not have accepted, at face value, the Proposal with its factual inaccuracies and hyperbole. The same inaccuracies and hyperbole in the Proposal also can be found on the CWA website. Also, if the nominal Proponent were the true stockholder proponent, it, not the CWA, would have taken all necessary steps to ensure to file the Proposal itself with the Company. Finally, and perhaps most importantly, if the nominal Proponent were the true stockholder proponent, it would have spoken on its own behalf to the Investor Responsibility Research Center, and the other institutional press with respect to its own Proposal, as other stockholder proponents are able to do. The fact that the CWA, not the nominal Proponent, took each of these actions, is cogent evidence that the CWA is in fact pulling all of the strings and causing its nominal Proponent to act as a convenient vehicle for the CWA to advance its own objectives.

Finally, we see no real "mistake" in the reporting by the Investor Responsibility Research Center of the CWA as the stockholder proponent. (See Response Letter at p.9) In this connection, we view with a jaundiced [*7] eye the nominal Proponent's January 20, 2000 after-the-fact and self-serving letter to the IRRC noting such "mistake" for the record. (See Exhibit X to Response Letter). In our view, the IRRC's initial reporting on the matter, which was made in connection with its direct consultation with Mr. Suman Ray of the CWA, was substantively correct. We do not know whether Mr. Ray made initial contact with the IRRC to publicize the Proposal for the CWA, or the IRRC contacted Mr. Ray. In either event, it is clear the nominal Proponent was totally invisible to the IRRC. Moreover, other than the after-the-fact and self-serving letter, there is no evidence to suggest that anyone from the nominal Proponent has ever stepped forward publicly in connection with the Proposal. All of the public actions we have seen with respect to the instant Proposal have been advanced by the CWA, not the nominal Proponent. This includes the publicity to promote this Proposal on the CWA website and to the IRRC. The CWA has merely utilized its nominal Proponent CWA Pension Plan to advance its own objectives. In fact, if there are any mistakes truly worthy of note here, they were (i) the initial failure by the CWA to [*8] fully and properly execute its plan to file this Proposal properly, and (ii) the CWA's continuing failure to maintain in fact the separateness between itself and the nominal Proponent that counsel is now attempting to advance in the Response Letter.

II. RULES 14a-8(i)(2) and (i)(6) AND THE STAFF LETTERS THEREUNDER EACH PROVIDE A FULL AND PROPER BASIS FOR EXCLUSION OF THE INSTANT STOCKHOLDER PROPOSAL.

The Proposal is fully excludable under Rules 14a-8(i)(2) and (i)(6) on the basis of the legal authorities cited in our letter of December 21. At the outset, the Company finds it absurd for the Proponent to suggest that the staff view this proposal as falling outside Rule 14a-8(i)(2) or (i)(6), because "the Company has pointed to no provision in Mr. Gerstner's employment agreement that would bar the Company from asking Mr. Gerstner to enter into a voluntary renegotiation." (Response Letter at p.4) Indeed, as we made clear in our initial letter (pp. 4 and Exhibit C), the CWA has long been well aware of the guaranteed nature of Mr. Gerstner's employment contract, as it notes on its website soliciting IBM employees, "Lou Gerstner is Protected by an Employment Contract; [*9] Shouldn't You Be Too?" A simple comparison of the instant Proposal to the CWA website makes clear that the Proposal is just another self-promotional opportunity for the CWA. However, the existence of Mr. Gerstner's employment contract has implications which are not properly addressed in the Response Letter. As we initially pointed out in our December 21 letter (page 6 at footnote 4), given the existence of Mr. Gerstner's binding and enforceable employment contract, the CWA Proposal remains defective whether framed as a request or a mandate. This is because our Board simply has no power to effectuate or implement, on its own, any of the relief sought by the Proposal, within the meaning of Rule 14a-8(i)(6). While the nominal Proponent now appears to be aware of the enforceable nature of Mr. Gerstner's employment agreement, as well as the fact that the IBM Board has no unilateral power to terminate and renegotiate his employment agreement, it continues to maintain that the retirement package should be terminated and renegotiated because it is "grossly excessive." But, in so doing, the Proponent now asserts the Proposal is lawful, essentially on the theory that "there is no harm [*10] in asking" Mr. Gerstner to renegotiate it. Asking is not the same as implementing. Aside from the fact that implementation of the Proposal cannot be done by the Board alone, the Proponent makes no suggestion, constructive or otherwise, on how the Company might actually go about trying to lawfully implement any changes to the agreement.

In this connection, we respectfully suggest that the Proponent review the recent staff decision in BankAmerica Corporation (February 24, 1999), particularly those provisions relating to the stockholder proponent's request for the registrant to reduce the annual pension of its President, Mr. David Coulter, from $5 million to $1.5 million. That pension was also governed by a specific contract. The precise language of the applicable portion of that proposal stated that "the extraordinary pension offered to David Coulter should also be reduced to $1.5 million per year, the amount to which he may be entitled." As here, in BankAmerica the registrant argued that neither the employment agreements nor the award agreement contain any provision allowing the Corporation to unilaterally reduce or revoke any of the benefits granted thereunder? [*11] This argument was successful in BankAmerica, and as a result, the company was able to exclude the Proposal under Rules 14a-8(i)(2) and (i)(6). The same result should apply here.

In this connection, there is no reason for us to believe that the registrant in BankAmerica might not have gone back and, as now suggested in the instant matter, "asked" Mr. Coulter to reduce his annual pension. As noted above, however, asking is not the same as implementing under Rule 14a-8(i)(6). Since valid proposals carry with them the presumption that a company's board is empowered to actually implement (or effectuate) the relief requested, in those cases where the board cannot do so, the proposal is--and should continue to be--fully excludable under Rule 14a-8(i)(6). For this reason, the staff correctly concurred with the registrant's request in BankAmerica to exclude that proposal under Rules 14a-8(i)(2) and (i)(6). In the staff's view, "there appears to be some basis for your view that BankAmerica may exclude the proposal under rules 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause BankAmerica to breach its existing employment agreements or other contractual obligations." BankAmerica [*12] Corporation (February 24, 1999). This staff letter in BankAmerica with respect to the attempt to reduce Mr. Coulter's annual pension stands virtually on the same plane as the instant request to reduce Mr. Gerstner's retirement package, and counsel's bald statement on page 3-4 of its Response Letter that BankAmerica is "distinguishable" is simply incorrect, and indeed, no distinction whatsoever was offered by counsel.

Just as in BankAmerica, where the registrant noted that "no purpose is served by requiring management to include a proposal that it could not lawfully implement even if the stockholders were to adopt it," 1999 SEC No-Act. Lexis 249 *11, for the same reason, we continue to see no useful purpose in including the instant Proposal in our own proxy materials, since there is no lawful basis for our own implementation of the Proposal. A fair reading of these proposals makes clear that it would have been just as incongruous for BankAmerica to go back to "ask" Mr. Coulter to reduce his retirement benefits as it would now be for our Company to go back and "ask" Mr. Gerstner to reduce his retirement benefits.

The Proponent's attempted reliance [*13] on Raytheon Company (March 9, 1999), is well off the mark. That letter concluded that there was nothing per se unlawful about a proposal requesting that a registrant take steps to elect directors annually with a 70% majority of independent directors, when the underlying spin-off agreement alleged by the registrant to be the subject of potential illegality contained a specific provision which contractually permitted the very charter amendments contemplated by the proposal. There, so long as the tax-free nature of the spin-off was preserved, the staggered board could lawfully have been modified under the explicit terms of the contract in question. Unlike in Raytheon, where there was a specific contractual provision obligating General Motors to determine in good faith whether the requested amendment or change to the charter would jeopardize the tax free status of the merger or spin-off, there is no specific provision in Mr. Gerstner's employment agreement obligating Mr. Gerstner to make any modifications to his own contract. In relying on Raytheon, the Proponent curiously appears to believe that our failure to point to any provision in Mr. Gerstner's employment [*14] agreement that would bar the Company from asking Mr. Gerstner to enter into a voluntary renegotiation of his contract aids its position (Response letter at p.4), and from there, goes on to conclude that without such a contractual bar on renegotiation, its own Proposal "seeking" termination and renegotiation is not per se unlawful. Not only does such an argument miss the critical difference between the two contracts, it ignores the bilateral nature of Mr. Gerstner's employment agreement. In other words, the Proponent fails to understand is that unlike Raytheon, there is nothing obligating Mr. Gerstner to take any action in response to any "request" the Board might make of him. The fact that the Raytheon contract had a specific provision contractually permitting the amendment of the company's charter, and obligating General Motors to act in good faith in connection with a proper request for modification of the staggered board provision under specified circumstances allowed for the staff to determine that the proposal was not per se violative of applicable law or beyond the company's power to implement. Here, however, and unlike Raytheon, there is no provision in [*15] Mr. Gerstner's employment agreement which would require him to renegotiate any provision of his contract. Furthermore, counsel should be aware additional consideration would most certainly be required for any such renegotiation, and no suggestion of what might have to be put forward was ever made in the Proposal. Since mutual agreement is legally necessary to effectuate any changes to Mr. Gerstner's contract, the fact that the one might be able to "ask" Mr. Gerstner to terminate and renegotiate his agreement falls woefully short of actually possessing the power to implement or effectuate the Proposal. Since no implementation of the Proposal can occur lawfully absent mutual agreement, and since there is nothing obligating Mr. Gerstner to terminate and renegotiate his agreement, that is why we continue to believe the Proposal should properly be omitted under Rules 14a-8(i)(2) and (i)(6). BankAmerica Corporation, supra (no purpose is served by requiring management to include a proposal that it could not lawfully implement even if the stockholders were to adopt it).

In addition, there is no meaningful distinction between this Proposal and the stockholder proposal rejected [*16] as unlawful under former Rule 14a-8(c)(2) in International Business Machines Corporation (December 15, 1995). In that letter, a proposal was properly determined to be unlawful when it requested that the Company reduce the compensation of three executive officers, including Mr. Gerstner, to certain specified levels. Whether a stockholder proposal requests that the Board "ask" Mr. Gerstner directly to reduce his retirement package or requests that the Board amend "the governing instruments" to accomplish the same purpose, both are equally excludable, as neither type of proposal can be implemented unilaterally where there is a binding employment agreement in place. In sum, just as in BankAmerica the absence of any provision in Mr. Gerstner's employment agreement permitting the Company to unilaterally reduce or revoke any of the benefits granted to him is precisely what makes this Proposal, like the others previously cited, unlawful under Rule 14a-8(i)(2) and beyond the power of the Company to implement under Rule 14a-8(i)(6). The Company therefore renews its request for exclusion on the basis of such rules and the authorities cited in our December 21, 1999 letter.

III. [*17] THE PROPOSAL, ALTHOUGH PURPORTING TO RELATE TO SENIOR EXECUTIVE COMPENSATION, MAY NONETHELESS BE EXCLUDED UNDER RULE 14a-8(i)(7) AS AN ATTEMPT TO CENSURE MR. GERSTNER AND REDUCE HIS RETIREMENT PACKAGE MERELY BECAUSE THE COMPANY, UNDER MR. GERSTNER'S LEADERSHIP, RECENTLY AMENDED THE PENSION AND RETIREMENT BENEFITS FOR THE RANK AND FILE IBM EMPLOYEES THAT THE CWA IS TRYING TO UNIONIZE.

Rule 14a-8(i)(7) serves to exclude proposals which relate to the ordinary business operations of a company. Proposals which attempt to censure executive officers are excludable under Rule 14a-8(i)(7). The rationale for the staffs exclusion of proposals from stockholders which attempt to mete out various types of sanctions upon executive officers, whether monetary or otherwise, is based on the view that stockholders should not be permitted to displace the role of the company's board of directors in imposing such sanctions. Were stockholders permitted to do so, not only would the role of a company's board be usurped, more importantly, the executive officer being disciplined would not be as effective in dealing with the company's employees because of the actions complained about [*18] by the stockholder. The SEC's position on this matter is quite clear, and was fully articulated in the UAL letter of reconsideration which we already addressed in our December 21, 1999 letter. See UAL Corporation (March 15, 1990). See also Deere & Company (August 30, 1999), where the same rule was most recently applied. The Deere letter was also cited and described in our earlier letter.

The Proponent, ignoring UAL and Deere seems to continue to believe that all proposals relating in any way to executive compensation fall outside the ambit of Rule 14a-8(i)(7). What the Proponent fails to comprehend is that having a proposal which touches on executive compensation does not create an automatic exclusionary bar which can validate an otherwise excludable proposal. For this reason, the staff has correctly seen through numerous other hollow attempts to cloak an otherwise defective proposal as one relating to senior executive compensation in order to gain access to a company's proxy materials. Such proposals will not survive attack where the substance of the proposal can, as here, be shown to relate to a matter which is otherwise fully excludable under Rule [*19] 14a-8. Hence, the staff has concurred with registrants' requests to eliminate a variety of stockholder proposals purporting to raise senior executive compensation issues under Rule 14a-8, including, without limitation, Rules 14a-8(i)(7) and Rule 14a-8(i)(4) thereunder. As we have shown in our December 21, 1999 letter, both of these rules are fully applicable to the instant Proposal. See, e.g. Dow Jones & Company, Inc. (January 24, 1994)(proposal recommending that the board of directors adopt a policy whereby increases in the compensation of the CEO shall be no greater than the increases in the compensation of non-officer employees was properly excluded by staff as a personal grievance of the Independent Association of Publishers' Employees, ("IAPE") a union, when the IAPE was then involved in collective bargaining negotiations with the registrant).

In this connection, the Proponent begins by incorrectly stating (Response Letter at p.5) "the fact that the Proposal relates exclusively to the compensation of the Company's most senior executive is therefore sufficient by itself to raise a 'significant policy issue' outside the realm of IBM's ordinary business, and the Proposal would [*20] not be excludable under Rule 14a-8(i)(7)". A simple reading of the authorities we cited in our December 21, 1999 letter (see pp. 7-9) should have caused the Proponent to understand otherwise.

Moreover, the Proponent has also utterly failed to address or distinguish in any way either the UAL ruling (March 15, 1990) or the more recent decision in Deere & Company (August 30, 1999), other than to state casually that our argument amounts to "a mere red herring." Far from being a "red herring", we view UAL and Deere as directly on point here, perhaps better likening our position in the instant matter to "shooting fish in a barrel."

In both of the above-referenced letters, as here, the stockholder proponent attempted to hold the Company's CEO (the most senior executive officer) responsible for certain company activities which the stockholder found to be objectionable; in UAL, for promoting a leveraged buyout which was never consummated, and in Deere for other "failures of duty" in connection with the general management of the company's operations. Further, in Deere the proponent also specifically sought to have the CEO's annual salary reduced by $50,000. n1 The instant [*21] Proposal is no different. The CWA Proposal seeks termination and renegotiation of Mr. Gerstner's retirement package, and makes clear that the motivation for the filing is based on the Company's reduction of the pension and other benefits for rank and file IBM employees. In the Proponent's own words, "It is ironic that IBM would enter into such a grossly excessive retirement contract with Mr. Gerstner at the same time n2 that IBM has moved to reduce the retirement and retirement medical benefits for thousands of its loyal and talented employees."

n1 Were the staff in Deere to have applied the same wooden approach to Rule 14a-8(i)(7) now suggested by the Proponent, that proposal might not have been excluded under such Rule. The Deere proposal related "to the compensation of the Company's most senior executive," but that fact did not cause the Proposal to fall outside Deere's ordinary business operations. The staff properly determined in Deere that there was no policy issue associated with the proposal to lower the CEO's compensation. In determining that the Deere proposal was an attempt to censure the CEO, the staff properly excluded the Deere proposal under Rule 14a-8(i)(7). The same result should apply to the instant Proposal from the CWA Pension Plan.

n2 While the Proponent now recognizes its error in the timing of Mr. Gerstner's retirement package and the Company's changes to the pension and retiree medical plans, and seeks now to modify the Proposal to correct such error (see Response Letter at p.7), it remains clear beyond peradventure that the Proponent's true motivation in filing the Proposal was and remains intent on trimming Mr. Gerstner, our CEO, for the pension and retiree medical plan changes. In sum, the Proponent remains intent on trimming Mr. Gerstner's retirement package because, in its view, Mr. Gerstner was responsible for reducing the pensions and retiree medical benefits for thousands of IBM employees. We submit that this is precisely the same type of situation in which the staff, in both UAL and Deere, determined to be excludable as ordinary business, as the instant Proposal equally "appears to focus on the decision of whether to discipline a particular employee". See Deere, supra. [*22]

We think it clear that the nominal Proponent is attempting to hold Mr. Gerstner, as CEO, directly and financially responsible for the IBM pension and retiree medical plan changes. Since the CWA is using this issue as part of its organizing efforts, we also think it clear that the nominal Proponent is advancing the interests of the CWA in lodging the instant Proposal, which, on its face, would be excluded as a personal grievance if filed directly by the CWA. While the Proponent argues in its Response letter (p.5) that Mr. Gerstner "is not even personally linked to the changes in the employee benefits effected by the Company," a simple reading of the CWA website materials shows otherwise. Moreover, a review of the facts outlined in our earlier letter, including a close perusal of Exhibits C, H, and I, reveals that the CWA holds Mr. Gerstner responsible for the reduction of these same IBM employee plan benefits.

See, in this connection, the following excerpt from the CWA organizing webpage specifically relating to Mr. Gerstner, located at:

http://www.allianceibm.org/issues/gerstner_award.asp

We're here tonight to remind you about some other notable developments that [*23]
occurred at IBM under the stewardship of Mr. Gerstner.

Pensions are slashed. Over 100,000 employees stood to have their pensions slashed when IBM management decided to convert all but the most senior staff from IBM's traditional, defined-benefit pension to a flat cash-balance" plan. For employees with many years of service, the change reduced the value of their pensions by hundreds of thousands of dollars. As a result, many of us would have to work years longer to be able to afford to retire.

Retiree health benefits are sharply reduced. IBM drastically reduced health coverage for most future retirees. Our traditional fee-for-service health insurance plan was replaced with fixed, health care cash accounts. These accounts will be depleted within a few years of when we retire.

Partial victory. IBM executives amended their pension decision following an outcry from thousands of us. They decided that 35,000 of the employees who were originally slated to be switched to the cash-balance plan would have the option of remaining in the old plan. Cuts in the health care benefits of IBM retirees, however, remain in place.

We applaud IBM management's willingness [*24] to restore some of our retirement security, but we deplore how executives at this great company have treated some of its most committed employees. Excellent companies rely on good employees as well as good executives.

But while Mr. Gerstner was paid over $13 million last year for his contributions to IBM's success, most of us have seen our total compensation continue to decline. Experienced employees are now treated as liabilities. Instead of assets.

Perhaps another key item to understanding the motivation of the CWA, and the linkage of Mr. Gerstner, as IBM's top executive, to the activities complained about in the instant Proposal, can be found on the CWA organizing webpage entitled "Somebody Robbed the Pension Plan" n3 which is located at:

http://www.allianceibm.org/issues/pension/somebodyrobbed.asp

n3 Music: "Somebody Robbed the Glendale Train" (c) 1971 John Dawson; used by permission

Words: (c) 1999 George Mann

The song, details of which we have underlined below, reads as follows:

Somebody robbed the pension plan over at IBM
Somebody robbed the pension plan and I swear they will again
Until we get our [*25] union in, and then well set things right
Somebody robbed the pension plan so let's organize and fight

Now Lou Gerstner is the CEO but he's never worked on the line
And on his big fat salary Lou Is living mighty fine
We gave him ten, twenty years of our lives and what have we got to show?
Louie and his corporate hacks made off with all our dough

And I say somebody robbed the pension plan over at IBM
Somebody robbed the pension plan and I swear they will again
Until we get our union in and then we'll set things right
Somebody robbed the pension plan so lets organize and fight
Now we're living in the computer age where we buy new rather than fix
And they work us hard just like Pentiums but our pension's 286
We bust our butts for IBM and they keep on cutting back
But when we get our union in they will wish that they were Mac

And I say somebody robbed the pension plan over at IBM
Somebody robbed the pension plan and I swear they will again
Until we get our union in, and then well set things right
Somebody robbed the pension plan so let's organize and fight

Now I'm sick and tired of seeing workers sacked while the profits go up to the sky
And I tell [*26] you I am sick and tired of the Dow dictating our lives
Tom Watson he was a decent man, and he's rolling in his grave
IBM's corporate thieves have forgotten him, and we've all been betrayed

And I say somebody robbed the pension plan over at IBM
Somebody robbed the pension plan and I swear they will again
Until we get our union in, and then we'll set things right

Somebody robbed the pension plan so let's organize and fight

And I say somebody robbed the pension plan

So let's organize and fight!

One does not need to possess any special musical talent to appreciate that this song, which was written specifically to address the cash balance pension conversion at IBM, describes Mr. Gerstner and his own compensation directly (i.e. "Now Lou Gerstner is the CEO but he's never worked on the line, And on his big fat salary Lou is living mighty fine"), and links him and other alleged IBM "corporate thieves" directly to the pension plan changes. Given the multiple hats worn by executives of the CWA and the nominal Proponent's Pension Plan, it is not difficult to conclude that the CWA, acting through its nominal Proponent, drew the direct linkage between the Company's [*27] changes to the IBM Retirement Plan and Mr. Gerstner's compensation, and then had their nominal proponent, the CWA Pension Plan, lodge the instant Proposal to further their interests. As such, we find it particularly disingenuous for the nominal Proponent, now representing these interests, to claim that Mr. Gerstner "is not even personally linked to the changes in employee benefits effected by the Company" (see Response Letter at p.5). In sum, we think the instant attempt to censure Mr. Gerstner for the pension plan changes are clear. We continue to believe that Rule 14a-8(i)(7) provides a fully adequate basis for the exclusion of this Proposal. IBM therefore respectfully renews its request for exclusion of the Proposal on this basis.

IV. THE SUPPORTING STATEMENT IS FALSE AND MISLEADING FOR THE REASONS SET FORTH IN THE COMPANY'S INITIAL LETTER. AS SUCH, IT SHOULD BE OMITTED UNDER RULES 14a-8(i)(3) and 14a-9.

The Company continues to believe the Proposal is fatally defective and should be omitted in its entirety. If the Proposal is eliminated, the supporting statement necessarily becomes a nullity. We also continue to believe that the phraseology employed by the Proponent [*28] in its submission is false and misleading for the reasons set forth in our December 21, 1999 letter. No useful purpose would be served by again repeating these same points. While counsel has attempted to explain away some of the offensive characterizations created by the Proponent, the fact remains that the post-facto explanations of counsel do not in any way remedy the false and misleading language set forth in the Proponent's original submission. It is axiomatic that where the language actually used in the submission violates Rule 14a-8(i)(3) and Rule 14a-9 as false and misleading, it must be omitted. We therefore renew our request for exclusion of these materials under Rules 14a-8(i)(3) and Rule 14a-9.

In conclusion, the Company continues to believe the entire Proposal should be omitted from the Company's 2000 proxy materials, and we respectfully renew our request for a no-action letter for each of the reasons set forth herein and in our December 21, 1999 letter. Thank you for your continuing interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

INQUIRY-2: ROBINSON SILVERMAN PEARCE ARONSOHN & BERMAN LLP

1290 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10104

(212) 541-2000

FACSIMILE: [*29] (212) 541-4630

WRITER'S DIRECT NUMBER:

212-541-2277

WRITER'S DIRECT FACSIMILE:

212-541-1377

WRITER'S E-MAIL ADDRESS:

irving£rspab.com

January 20, 2000

VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-2
Washington, D.C. 20549
Attention: Carolyn Sherman, Esq.

IBM Request for a No-Action Letter Permitting Exclusion from its 2000 Proxy
Statement of the Shareholder Proposal of the CWA/ITU Negotiated Pension Plan

Ladies and Gentlemen:

We represent the CWA/ITU Negotiated Pension Plan, which has submitted a shareholder proposal (the "Proposal") to International Business Machines Corporation ("IBM" or the "Company") for inclusion in the proxy materials for IBM's annual shareholders meeting in 2000 (the "2000 Annual Meeting"). This letter is submitted in response to IBM's request, dated December 21, 1999, for a no-action letter permitting IBM to exclude the Proposal from the proxy materials for the 2000 Annual Meeting.

I. INTRODUCTION

A. The CWA/ITU Negotiated Pension Plan

The Proposal was made by the CWA/ITU Negotiated Pension Plan (the "Proponent" or "Plan"). The Plan [*30] is a multiemployer defined benefit pension plan established in 1967, which currently has assets with a market value of approximately $1.1 billion. Those assets are invested primarily in publicly traded securities, including 22,000 shares of IBM common stock with a market value in excess of $2.6 million. The Plan is a significant institutional investor, and is a member of the Council of Institutional Investors, an organization that promotes shareholder rights on behalf of the public and private sector pension plans and others who belong to the Council.

The Plan has approximately 32,000 active and retired participants. Some 600 employers pay contributions to the Plan pursuant to collective bargaining agreements, and benefits paid by the Plan are calculated on the basis of those contributions. The Plan has never accepted contributions from IBM and is not aware of any collective bargaining agreement that provides for such contributions.

B. The Proposal

The instant Proposal requests that IBM's Board of Directors "seek termination and renegotiation of the grossly excessive retirement package that the company has entered into with CEO Louis Gerstner, in order to assure that Mr. [*31] Gerstner's retirement compensation is more fair and equitable to the stockholders of the company."

C. The Burden of Proof

At the outset, it must be emphasized that the "the burden is on the company to demonstrate that it is entitled to exclude a proposal." Rule 14a-8(g). See Amalgamated Clothing & Textile Workers v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 883 (S.D.N.Y., 1993) quoting Securities Exchange Act Release No. 4979 (Jan. 6, 1954). Accordingly, IBM is required to provide clear and convincing proof that one of the exceptions to the Commission's shareholder proposal rule is applicable, before a no-action letter may be granted.

As the court noted in New York City Employees' Retirement System v. American Brands, Inc., 634 F. Supp. 1382, 1386 (S.D.N.Y., 1986), the Commission adopted Rule 14a-8 "to encourage shareholder democracy." If a shareholder proposal is wrongfully excluded from a company's proxy materials, "irreparable harm occurs . . . because the shareholder loses the 'opportunity to communicate his concerns with those shareholders not attending the upcoming shareholder meeting.'" Id. at 1388.
[*32]
II. THE PROPOSAL IS NOT EXCLUDABLE PURSUANT TO RULES 14a-8(i)(2) OR 14a-8(i)(6) BECAUSE IMPLEMENTATION OF THE PROPOSAL WOULD NEITHER CAUSE THE COMPANY TO VIOLATE LAW NOR BE BEYOND THE COMPANY'S POWER TO EFFECTUATE.

The Company argues that the Proposal may be omitted under Rule 14a-8(i)(2) because the Proposal calls for the Company to breach its obligations under an existing employment agreement with Mr. Gerstner in violation of New York State law. The Company also makes the related argument that since implementation of the Proposal would be unlawful, the Proposal is also excludable under Rule 14a-8(i)(6) as beyond the power of the Company to implement. The Company's arguments are based on a blatant mischaracterization of the Proposal.

Rule 14a-8(i)(2) permits the omission of a shareholder proposal if implementation of the proposal "would . . . cause the company to violate any state, federal, or foreign law to which it is subject." (emphasis added). Contrary to the arguments put forth by the Company, the Proposal does not require the Company to terminate unilaterally Mr. Gerstner's employment agreement or to take any other action that would cause the Company to be in breach of [*33] its contractual obligations. The Proposal simply requests that "the Board of Directors seek termination and renegotiation" of Mr. Gerstner's retirement package (emphasis supplied). As Webster's Third New International Dictionary (1986 ed.) makes clear, the plain meaning of the word "seek" in this context is to "ask for" or to "request." Thus, a formal request by the Board that Mr. Gerstner agree to "termination and renegotiation" of his existing employment contract with the Company would result in full implementation of the Proposal without causing any violation of law. Indeed, the renegotiation of Mr. Gerstner's employment agreement is hardly inconceivable given that the Company's 1999 Proxy Statement discloses that Mr. Gerstner's employment agreement has already been amended on two occasions. Presumably, each of these amendments was precipitated by a request either by Mr. Gerstner or the Company to revise the existing agreement.

The no-action letters cited by the Company in which the staff permitted proposals to be omitted from a company's proxy statement under Rule 14a-8(i)(2) (or its predecessor Rule 14a-8(c)(2)) are distinguishable. In International Business Machines [*34] Corporation (December 15, 1995), the proposal at issue requested that the company's board of directors reduce the compensation of certain executives by amending the company's governing instruments. Because such unilateral action by the Board would have caused the company to breach employment agreements with those executives, the staff found that the proposal was excludable under Rule 14a-8(c)(2). Similarly, a proposal in BankAmerica Corporation (February 24, 1999) that mandated the recission of special stock awards to officers of the company and the reduction of one officer's pension was deemed excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because the proposal necessarily called for the company to breach its obligations under agreements with such officers. In contrast to International Business Machines Corporation and BankAmerica Corporation, the Plan's Proposal does not require the Company to take any action that would cause the Company to be in breach of contract.

The instant situation is more akin to that in Raytheon Company (March 9, 1999). The proposal at issue in Raytheon Company requested that the board "take the necessary steps" to ensure that all [*35] directors are elected annually with a 70% majority of independent directors. Raytheon argued that the proposal was excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because its implementation would require amendment to the company's charter, which amendment could not be made without breaching an agreement with a third party (the "Separation Agreement"). In fact, the Separation Agreement actually provided that the company could not make any amendments or changes to its charter that would affect the classification and character of the board of directors "unless GM has determined, in its sole and absolute discretion, which discretion shall be exercised in good faith . . . that such amendment or change would not jeopardize" the tax-free status of certain spin-offs. Since the proposal called for the board to take the steps necessary to implement the action called for, and the Separation Agreement at issue permitted the board to request a determination from GM that the action would not jeopardize the tax-free status of the spin-offs, the staff in Raytheon Company concluded that the implementation of the proposal would not violate law or be beyond Raytheon's power to effectuate. In [*36] reaching its conclusion, the staff focused on the fact that the company was able to "take steps" towards implementing annual elections and not on the fact that the actual goal -- the implementation of annual elections -- could be thwarted by GM's rendering an adverse tax determination.

In the case of the Plan's Proposal, the action requested is that the Board seek termination and renegotiation of Mr. Gerstner's retirement package. Notably, the Company has pointed to no provision in Mr. Gerstner's employment agreement that would bar the Company from asking Mr. Gerstner to enter into a voluntary renegotiation of his employment agreement. Similar to the circumstances in Raytheon Company, the fact that Mr. Gerstner might ultimately fail to agree to such renegotiation does not detract from the fact that the Company can implement the Proposal by "seeking" such renegotiation. The Proposal therefore is not excludable pursuant to either Rule 14a-8(i)(2) or 14a-8(i)(6) as a breach of any existing obligation of the Company or as beyond the power of the Company to effectuate.

III. PROPOSALS RELATING TO SENIOR EXECUTIVE COMPENSATION MAY NOT BE EXCLUDED PURSUANT TO RULE 14a-8(i)(7) AS [*37] RELATING TO "ORDINARY BUSINESS OPERATIONS"

Rule 14a-8(i)(7) permits the omission of a shareholder proposal from a company's proxy statement if the proposal "deals with a matter relating to the company's ordinary business operations." IBM concedes that the staff has adopted the position that proposals relating to senior executive compensation do not fall within the ambit of "ordinary business" under Rule 14a-8(i)(7). IBM nevertheless suggests that a proposal that clearly addresses senior executive compensation would still be excludable from a company's proxy materials unless the proposal then satisfied a second level of inquiry, namely whether the proposal raises "significant policy issues." Such a reading is a clear distortion of the staffs stated interpretation of the Rule.

The staffs position with regard to proposals related to senior executive compensation has been unequivocal: "In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters [*38] relating to a registrant's ordinary business." Battle Mountain Gold Company (February 13, 1992) (proposal for a cut in management's salary and the discontinuance of stock options until the profit picture improves was not excludable under Rule 14a-8(c)(7) if the proposal was intended to limit executive compensation). See also OGB Energy Corp(March 4, 1999) (proposal that all bonuses be limited to 10% of annual salary and subjected to a shareholder vote not excludable under Rule 14a-8(i)(7) if the proposal is directed at bonuses to executive officers only); Safety 1st, Inc. (February 2, 1998)(proposal regarding the grant of stock options not excludable if directed at options granted only to executive officers). The fact that the Proposal here relates exclusively to the compensation of the Company's most senior executive is therefore sufficient by itself to raise a "significant policy issue" outside the realm of IBM's ordinary business, and the Proposal would not be excludable under Rule 14a-8(i)(7).

IBM's argument that the Proposal is an attempt to censure Mr. Gerstner is a mere red herring that has no basis in either the plain language of the Proposal or the reality [*39] of the situation. Furthermore, IBM's bald assertions that the Proponent is seeking through the Proposal to censure Mr. Gerstner for various employee benefit plan changes made by the Company are speculative and wholly unsubstantiated. Neither the Proposal nor the Supporting Statement expresses any criticism of Mr. Gerstner and he is not even personally linked to the changes in employee benefits effected by the Company.

Despite its abject failure to establish the predicate for its "ordinary business" argument, IBM presents two pages of text that summarize no-action letters that were issued with respect to proposals that were deemed to call for some form of censure or discipline. The cited no-action letters are all inapt, as each involved a proposal that explicitly requested that certain action be taken in response to the shortcomings of the company's chief executive. Such is not the case with the instant Proposal.

There is a complete and total failure by IBM to cite any action of the Proponent that provides any support whatsoever for the assertion that the Plan is attempting to censure or discipline Mr. Gerstner. Under these circumstances, the Company has failed to meet its burden of [*40] proving that the Proposal is excludable under Rule 14a-8(i)(7).

IV. THERE IS NO MERIT TO THE ASSERTION THAT PORTIONS OF THE SUPPORTING STATEMENT MAY BE OMITTED UNDER RULE 14a-8(i)(3) ON THE GROUND THAT THEY CONTAIN MATERIALLY FALSE OR MISLEADING STATEMENTS

Rule 14a-8(i)(3) provides that a proposal may be omitted "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including section 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." But there is no merit to IBM's assertions with respect to this provision either.

First, IBM claims that the first paragraph of the Statement of Support is "false and misleading" because it "describes the Company's Board as giving Mr. Gerstner an outrageously large retirement package." IBM Letter, p. 14. There is, however, nothing false and misleading in the use of the word "given."

The American Heritage Dictionary (Second College ed., 1985) makes clear that the common and ordinary usage of the word "give" is not limited to the making of "a gift" as IBM contends. An alternative meaning of the verb is "to deliver in exchange or in recompense," or to "pay." [*41] And that is precisely how the word is used by the Proponent in the Statement of Support.

Secondly, IBM makes the truly amazing assertion that the third paragraph of the Statement of Support is misleading because "it states falsely that Mr. Gerstner will be getting 100% of his salary as a consultant for doing much less than he did before." See IBM Letter p. 14. That is not what the Statement of Support says.

The Statement of Support makes the very different point that Mr. Gerstner will be paid, as a consultant, at a per diem rate that will be equal to 100% of his current per diem salary as the CEO of IBM. Moreover, contrary to IBM's assertion that "there is no basis for the Proponent's intimation that Mr. Gerstner will be doing any less work for his pay," it is indisputable that Mr. Gerstner will no longer have the responsibilities and burdens of a CEO after he retires and becomes a consultant. There will be a new CEO to perform those responsibilities, and Mr. Gerstner will no longer have the same decision-making authority, or the same degree of accountability, that he has now as CEO. Instead, however hard he may work at being a consultant, it is evident that Mr. [*42] Gerstner "will be doing substantially less," because the scope of his duties as a consultant will be merely advisory. In this regard, nothing in the third paragraph in any way impugns the character, integrity or personal reputation of Mr. Gerstner. The paragraph does nothing more than recognize the indisputable fact that Mr. Gerstner's duties as a consultant will be different from the duties that he now performs as a CEO.

IBM also presents two objections to the fifth paragraph of the Statement of Support. But neither of these objections warrant any change in the statement that the Proponent has submitted.

First, IBM claims that the paragraph "is false and misleading" because "the Proponent is simply incorrect on the timing of the amendment to Mr. Gerstner's employment contract." See IBM Letter, p. 14. While IBM is correct that Mr. Gerstner's retirement package was amended two years ago, rather than last Spring, the difference is not likely to be material to a reasonable shareholder in making a decision to vote for or against the Proposal. In any event, the initial sentence can easily be modified to remove the inaccuracy as to timing, by adding the following words that are underlined, [*43] and deleting the words set off in brackets. As modified, the sentence would read, "It is ironic that IBM would enter into such a grossly excessive retirement contract with Mr. Gerstner and then subsequently [at the same time that IBM has moved to] reduce the retirement and retirement medical benefits for thousands of its loyal and talented employees."

Finally, IBM contends that the remainder of the fifth paragraph is false and misleading because it implies "a massive transfer" of funds that have been added to the net assets of the Company as the result of the reduction of retirement and retirement medical benefits in order to fund retirement packages "'for executives like Mr. Gerstner.'" See IBM Letter, p. 14.

In fact, according to an Alert published by the Council of Institutional Investors, "IBM estimated it would save $200 million a year by switching to . . ." a cash balance pension plan. To the extent that all or part of the retirement benefits for senior executives and employees are paid out of the net assets of the Company, there is no material inaccuracy. While there may not be a dollar for dollar transfer, most reasonable investors would understand that the addition [*44] of $200 million per year to the pool of IBM's net assets would facilitate an increase in the retirement packages for senior executives.

V. THERE IS NO MERIT TO THE ASSERTION THAT THE PROPOSAL MAY BE OMITTED PURSUANT TO RULE 14a-8(i)(4)

Even though the Proponent is an institutional investor that is a substantial owner of IBM stock, IBM argues that the Proposal may be excluded pursuant to Rule 14a-8(i)(4) upon the ground that the proposal relates to the redress of a personal claim or grievance not shared by other shareholders. But it is undisputed that a change in Mr. Gerstner's retirement package would not inure to the Plan's benefit in any capacity other than as a shareholder of IBM. The Plan has no direct financial interest that would result in any such benefit different from the benefit all shareholders would receive by virtue of such a change. IBM's argument rests entirely on the premise that the Plan is a mere nominal proponent and that the real proponent is the Communication Workers of America, AFL-CIO (the "CWA"), a labor organization that has expressed an interest in organizing IBM employees. According to IBM, the Proposal is a mere tactic that is part of the CWA's organizing [*45] campaign, and the CWA will benefit from the Proposal by virtue of the publicity supposedly associated with it.

This contention is without merit as a matter of the facts and the law.

The Plan is not the CWA and is not controlled by the CWA or any other labor organization. Pursuant to Section 302(c)(5) of the Labor-Management Relations Act of 1947, as amended, 29 U.S.C. § 186(c)(5), the Plan is administered by a Board of Trustees consisting of equal numbers of representatives of the union sponsoring the Plan and the employers contributing to it. The Plan has three Union Trustees and three Employer Trustees, and the submission of the Proposal has been ratified and approved by the entire Board of Trustees.

The Plan's relationship with the CWA arises out of the fact that the labor organization that established the Plan in 1967, the International Typographical Union, merged with the CWA in 1987 and became the CWA's Printing, Publishing and Media Workers Sector (the "Sector"). Accordingly, virtually all of the labor organizations with collective bargaining agreements providing for employer contributions to the Plan are local unions affiliated with the [*46] Sector and CWA. Not surprisingly, the Union Trustees are all associated with the CWA, with the Chairman holding the position of President of the Sector. By operation of the CWA Constitution, the President of the Sector is also a Vice-President of the CWA and a member of its Executive Board. Significantly, however, the submission of the Proposal by the Plan does not reflect an action directed by the CWA Executive Board, the Sector or any other CWA body, and the Plan is not subject to direction by any such body with respect to any matters regarding the management of the Plan's assets.

Most of IBM's argument on this point relates to the fact that a CWA employee was involved in the mailing of the Proposal from CWA's Washington, D.C. headquarters to IBM. The Plan's Chairman, William J. Boarman, maintains his office as President of the Sector in those headquarters. While the Plan's administrative offices are located in Colorado, Mr. Boarman performs his duties as Chairman of the Plan's Board of Trustees from his Washington office. Accordingly, there is nothing improper or inappropriate about using the union's administrative resources to effect the delivery of the Plan's Proposal. Nor is [*47] there anything inappropriate about Mr. Boarman's reliance on a CWA employee to field inquires regarding the Proposal. Likewise, the fact that third parties such as the Investors Responsibility Resource Center have mistakenly identified the CWA as the Proponent does not turn that mistake into fact. In any event, the Plan has informed the IRRC of its mistake; a copy of the Plan's letter to the IRRC is attached hereto as Exhibit X. n1

n1 While IBM also refers to the publication of the Proposal on the Alliance£IBM/CWA website, the fact is that the website does not identify the CWA as the proponent. Rather, the only mistake on the website is the confusion between the Plan and the CWA Pension Plan, a separate fund with a similar name.

What IBM is left with, then, is the fact that the CWA agrees with the Proposal and finds it helpful to its organizing campaign to publicize it as a way to draw attention to Mr. Gerstner's compensation. But this does not render the Proposal excludable under Rule 14a-8(i)(4). The contrast between IBM's highly publicized efforts to change its employees' pension benefits to the apparent detriment to senior employees and the generosity of its retirement [*48] arrangement with Mr. Gerstner is not something that the Plan (or the CWA, for that matter) created. IBM does not allege that the Plan is involved with any aspects of the CWA's organizing campaign, and the Plan has no such involvement. The Plan will not realize any benefit if that campaign is successful. If IBM employees become CWA members the successful campaign would not automatically render IBM a contributing employer with respect to the Plan. While the CWA may increase its dues income if the campaign succeeds, union dues are not payable to the Plan. In fact the CWA pays no money into the Plan other than contributions as an employer on behalf of a handful of CWA employees associated with the Sector.

Thus, the facts totally contradict IBM's entire argument, since the circumstance that a third party such as the CWA agrees with the Proposal and finds it useful for its organizing purpose does not render the Proposal improper. See Crown Central Petroleum Corporation (March 4, 1999)(proposal requesting independent evaluation of executive compensation not excludable merely because the proponent was an active member of a union that was engaged in combative negotiations with the company). [*49] A contrary ruling would prevent shareholders from ever considering shareholder proposals addressing issues of executive compensation whenever the issuer company was also involved in an organizing campaign with a union that made such compensation an organizing issue. Shareholders have legitimate concerns in the area of executive compensation in general (see Reebok International Limited (March 16, 1992) in which the staff emphasized that executive and director compensation policies and practices raise significant policy issues), and the fact that others, such as employees and labor organizations share that concern should not disenfranchise shareholders.

VI. CONCLUSION

For the reasons set forth in the preceding arguments, IBM's request for a no-action letter should be denied.

Respectfully submitted,

Andrew Irving

INQUIRY-3: IBM International Business Machines Corporation

Armonk, New York 10504

December 21, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

IBM Stockholder Proposal of the CWA/IWU Negotiated Pension
Plan to Terminate CEO Retirement Package

Ladies and Gentlemen:

Pursuant [*50] to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of a proposal (the "Proposal") submitted by the CWA/IWU Negotiated Pension Plan (the "Proponent" or the "CWA Pension Plan"), which is affiliated with the Communications Workers of America ("CWA"), a member union of the AFL-CIO, to the International Business Machines Corporation (the "Company" or "IBM") (See Exhibit A). The Proposal, which was filed on November 17, provides "that the stockholders of IBM request the Board of Directors to seek termination and renegotiation of the grossly excessive retirement package that the company has entered into with CEO Louis Gerstner, in order to assure that Mr. Gerstner's retirement compensation is more fair and equitable to the stockholders of the company" IBM believes the Proposal may be properly omitted from the proxy materials for IBM's annual meeting of shareholders scheduled to be held on April 25, 2000 (the "2000 Annual Meeting") on the grounds discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to [*51] practice in the State of New York.

I. THE PROPOSAL, SEEKING TERMINATION OF THE CEO'S RETIREMENT PACKAGE CAN BE OMITTED PURSUANT TO RULE 14a-8(i)(2) AS VIOLATIVE OF NEW YORK STATE LAW AND THE EXPRESS WRITTEN PROVISIONS OF THE CEO'S EMPLOYMENT AGREEMENT WITH IBM RELATING THERETO, THE TERMS OF WHICH ARE GOVERNED BY NEW YORK STATE LAW.

In formulating the Proposal, the Proponent appears to have reviewed the Company's 1999 Proxy Statement, including the section of the Proxy entitled "Employment Agreements and Change-in-Control Arrangements." (See Exhibit B). After review, the Proponent, acting in concert with the CWA, n1 now seeks to have the Board terminate the CEO's "grossly excessive retirement package that the company has entered into" with him. The Proponent has actually targeted Mr. Gerstner's compensation based on changes the Company made this year to the IBM employee retirement and retiree medical plans. As will be shown below, however, taking the actions set forth under the Proposal would violate New York State law. As such, the Proposal is excludable under both Rule 14a-8(i)(2) and (i)(6) because it would cause the Company to unilaterally [*52] breach the terms of Mr. Gerstner's Employment Agreement, in violation of New York law.

n1 The Company will show, in Point IV, infra, that the Proposal should also be excluded under Rule 14a-8(i)(4), as it relates to a personal grievance of the CWA, which: (i) was actively involved in filing and publicizing the instant Proposal as its own; (ii) is actively engaged in organizing efforts at IBM, and (iii) would, together with the nominal Proponent, directly benefit were the Proposal to be included in the Company's proxy materials.

The Company entered into an Employment Agreement with Mr. Gerstner dated as of March 26, 1993, which has been amended a number of times since then. As a binding contract between the Company and Mr. Gerstner, material details relating to Mr. Gerstner's Employment Agreement have been described each year in the Company's proxy statements. The material terms of Mr. Gerstner's Employment Agreement, are all summarized on page 19 of the Company's 1999 Proxy Statement. (Exhibit B)

In addition to other provisions, the Company's Employment Agreement with Mr. Gerstner contains a New York State choice of law clause. Consistent with the terms of the Company's [*53] Employment Agreement with Mr. Gerstner, the Company has taken and will continue to take specific actions to fulfill our obligations to him under such Agreement.

The Proponent, dissatisfied with the Company's recent action "to reduce the retirement and retirement medical benefits for thousands of its loyal and talented employees", is now targeting Mr. Gerstner, and is seeking for the Board to terminate and renegotiate his "grossly excessive retirement package." While the Proponent apparently recognizes the existence of our contract with Mr. Gerstner, it does not realize, as a legal matter, that binding contracts cannot unilaterally be terminated and renegotiated. In this connection, it is "hornbook law" that where an employee is engaged to perform a certain job for a certain term, the employer is contractually bound to make such employment available and to adhere to the terms of the employment contract. As one commentator has noted:

it is well established that the compensation of an employee is ordinarily one of the terms of the employment contract. When an executive has been employed for a definite time under an express contract stipulating the payment of a stated [*54] compensation, the employer has no power arbitrarily to reduce that compensation during the term of the employment.

See Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1147 (1989); see also 53 American Jurisprudence 2d, Master and Servant, secs. 71-73 (1970 and 1995 Supp.).

Commentators have also noted that any unilateral breach by an employer, or any failure to so perform under an employment contract constitutes a breach of the employer's obligation under such employment contract. While a breach of contract can take one of several forms, any unilateral reduction of an executive's salary or the elimination of benefits otherwise payable under such a contract in the manner set forth in the instant Proposal would constitute an actionable breach of contract under New York State law. See C. Bakaly and J. Grossman, The Modem Law of Employment Relationships. Section 8.1 at page 126 (Prentice Hall, 2d ed. 1989); Steranko v. Inforex, Inc., 362 N.E.2d 222 (Mass. App. 1977)(applying New York Law); See generally [*55] Rudman v. Cowles Communications, Inc., 30 N.Y.2d 1, 330 N.Y.S.2d 33, 40 (Ct. App. 1972)(citing cases); Karas v. H.R. Laboratories, Inc., 271 App. Div. 530, 67 N.Y.S.2d 15, 18-19 (2nd Dept. 1946), aff'd per curiam, 297 N.Y. 494, 74 N.E.2d 192 (Ct. App. 1947)(failure to adhere to terms of employment contract was actionable breach); See Annotation, Reduction in Rank or Authority or Change of Duties as Breach of Employment Contract, 63 A.L.R. 3d 539 (1975 and 1995 Supp.); 4 A.L.R.2d 276 (1949); Hicks v. Haight, 171 Misc. 151, 11 N.Y.S.2d 912, 914 (Sup. Ct. Kings Co. 1939)(president hired for a definite term to fill a position requiring the performance of expressly defined duties may elect to treat transference of those duties to another during the term of the contract as breach). See also Wegman v. Dairylea Cooperative, Inc., 50 A.D.2d 108, 376 N.Y.S.2d 728, 734 (4th Dept. 1975) (a party's failure [*56] to perform under an employment contract constitutes a breach of such contract).

Commentators examining the case law in New York have also noted that where an instrument contains an unequivocal promise to pay, clear and unambiguous language is required to deprive the obligee of his right to bring an action when the promise is broken. 22 New York Jurisprudence 2nd. Contracts sec. 370 at page 269 (1982 and 1995 Supp.); see Liebeskind v. Mexican Light & Power Co., 116 F.2d 971, 973 (2d Cir. 1941)(citing cases). Furthermore, contractual provisions with respect to the amount or rate of compensation are controlling. The contract amount is the "stipulated reward for a stipulated benefit." 22 New York Jurisprudence 2d, Contracts, sec. 253 at page 105 (1982)(citing cases). Mr. Gerstner's written Employment Agreement with the Company is clear, and requires the payment of both cash and non-cash compensation and other benefits which the Proponent finds excessive, and now seeks for the Board to unilaterally terminate. As such, implementation of the Proposal would clearly be unlawful. n2

n2 For the same reason, to the extent the Proposal can be read to have the Board unilaterally terminate and renegotiate other benefits which are already contractually payable to Mr. Gerstner under his Employment Contract with the Company, this would also clearly be unlawful. It is well established principle in New York that "in the obligation assumed by a party to a contract is found his duty, and his failure to comply with the duty constitutes the breach." See 22 New York Jurisprudence 2d, Contracts, section 370 at page 268. New York recognizes the general rule that an absolute repudiation of the contract by one of the parties thereto constitutes a breach for which the repudiating party is liable in damages. Id. at section 378. See also 17 Am. Jur. 2d,Contracts, sections 442, 443, 447. The Company simply does not have the legal power under New York law to unilaterally breach its contractual commitments to Mr. Gerstner, and cannot unilaterally terminate or eliminate benefits which were negotiated and agreed upon in a clear and lawful contractual agreement. To do so would constitute an actionable repudiation of such agreement in clear violation of long-standing New York law. As commentators have noted,

Repudiation, among other things, means rejection, disclaimer, renunciation, or even abandonment. It includes refusing or declining to perform in accordance with the contract.

See 22 New York Jurisprudence 2d, Contracts, section 377 at page 282 (citing cases). [*57]

The retirement provisions in Mr. Gerstner's Employment Agreement constitute both an integral and a material portion of such Agreement. The Company has specifically detailed these provisions in our annual proxy materials. Hence, any unilateral action to terminate or otherwise modify such provisions, as is now suggested by the Proponent, simply cannot lawfully be effected. Since the Company is obligated to adhere to the terms set forth in such Agreement, it is axiomatic that were the Company to implement the Proposal, by terminating portions of Mr. Gerstner's Employment Agreement, this would result in a material breach of such Agreement, violative of both the express terms of our contract with Mr. Gerstner, as well as New York State law. See Steranko v. Inforex, Inc., 362 N.E. 2d 222, 231-33 (Mass. App. 1977)(pursuant to contract governed under New York law, the breach by an employer of an underlying agreement with an executive entitled such executive, who purchased restricted stock from the employer, to both specific performance and damages for the employer's wrongful refusal to authorize release of the transfer restrictions on such stock. The court [*58] ruled that the measure of damages was the difference between the market price of the stock at the time of the employer's wrongful refusal to authorize the release of the restrictions (or within such reasonable time thereafter as the executive might have sold the stock), and the market price of such stock at the time of trial); Ballard v. El Dorado Tire Company, 512 F.2d 901, 907-08 (5th Cir. 1975)(fulfillment of a contract promise, here to issue stock, is not excused by a condition which the promisor himself causes to happen. Plaintiff entitled to recover for loss of stock he would have earned but for his employer's prevention of his fulfilling the condition necessary to receive such stock). See also Riskin v. National Computer Analysts, Inc., 308 N.Y.S. 2d 985 (Sup. Ct. 1970), modified 326 N.Y.S.2d 419 (App. Div. 1971).

It is interesting as well as ironic that the Alliance£IBM/CWA appears to recognize the enforceability of Mr. Gerstner's employment contract in its own website publicity materials. On the Alliance£IBM/CWA website, which is CWA sponsored, one prominent headline reads "Lou [*59] Gerstner Is Protected by an Employment Contract; Shouldn't You Be, Too?" In addition to copying the entire text of the Company's 1999 proxy statement disclosure relating to Mr. Gerstner's Employment Agreement onto such webpage, the Alliance£IBM/CWA explicitly states to IBM workers that a collective bargaining agreement is in their best interest, refers to Mr. Gerstner's employment contract, and notes that IBM workers have no such guarantees without a collective bargaining agreement. A copy of the Alliance£IBM/CWA webpage is attached as Exhibit C hereto.

See http://www.allianceibm.org/issues/gerstner_agreement.asp

It is important to highlight that all of the items in Mr. Gerstner's "retirement package" that the Proponent would now have the Board terminate and renegotiate are covered by Mr. Gerstner's Employment Agreement which is governed by and enforceable under New York law. The staff has consistently recognized that proposals that would cause a Company to breach existing contracts, or otherwise violate applicable law, may be omitted from a Company's proxy statement under Rule 14a-8(i)(2) and its predecessor, Rule 14a-8(c)(2). For example, in International Business [*60] Machines Corporation (December 15, 1995), this Company received a very similar proposal, seeking to reduce the compensation of three of our executive officers, including Mr. Gerstner, to certain specified levels. There, we also argued (and the staff concurred) that we could exclude the Proposal in its entirety. We noted there that Mr. Gerstner's salary and other benefits were subject to the terms of his Employment Agreement, and that it would be unlawful for the Company to attempt to make any unilateral modifications thereto in connection with the stockholder proposal seeking to reduce his salary and other benefits. The same result should apply here.

Moreover, under this same line of reasoning, the staff has excluded other proposals outright where they target specific contracts which cannot be unilaterally modified. See BankAmerica Corporation (February 24, 1999); Citizen's First Bankcorp, Inc., (March 24, 1992)(proposal to terminate two executives' severance agreements excluded by staff under former Rule 14a-8(c)(2) as termination would constitute a breach of such contracts in violation of applicable state law); Brunswick Corporation (January 31, 1983)(proposals [*61] which would have required the registrant to cancel golden parachute and director retirement benefits excluded by staff under former Rule 14a-8(c)(2)). Although there have been some letters where the staff has permitted a proposal violative of applicable laws to be revised to apply only to future contracts--rather than existing contracts- this is not the situation we have here, and those staff letters are readily distinguishable. In letters where the staff has permitted revision of proposals to apply only to future contracts, the proposal related to general compensation or other policy matters, n3 not, as here, to specific provisions of an individual employment contract which is not subject to unilateral modification. In this instance, and unlike the letters we have cited in the footnote, given the nature of the instant Proposal, and its specific intent to terminate Mr. Gerstner's contractually enforceable retirement provisions, there is nothing in the Proposal which could be modified to apply only prospectively. The retirement provisions the Proponent complains about are an integral and material part of the Company's Employment Agreement with Mr. Gerstner. They have been specifically [*62] negotiated and agreed upon and cannot be unilaterally terminated by the Board, the Proponent or anyone else. Since the Proposal is limited to a focused attack on Mr. Gerstner and the retirement provisions set forth in his Employment Agreement, a ruling that the entire Proposal is fully excludable under Rule 14a-8(i)(2), rather than subject to revision, is both proper and consistent with the staff's previous letters on this subject.

n3 See, e.g., Safety 1st, Inc. (February 2, 1998)(proposal requiring the registrant to modify its stock option plans so that future options are granted at an exercise price not to be reduced and that options repriced on July 30, 1996 revert back to their original price determined to violate state law as to existing contractual or other obligations, but subject to cure if revised to apply only to future option grants); See also CBS Corporation (March 16, 1998) (proposal for registrant not to begin any new operations in China and to stop further expansion unless certain enumerated human rights and nuclear power related criteria were met could be excluded pursuant to former rule 14a-8(c)(2), as the staff found that it could cause the registrant to breach existing contractual obligations, but could be cured if it applied only to future contractual obligations, and in particular, not to interfere with the company's current obligations under its contract with Siemens

Power Generation Corporation); Baldwin Corporation (February 20, 1998)(proposal that board terminate certain anti-takeover measures which would significantly discourage potential offers to acquire the company could be excluded as violative of former rules 14a-8(c)(2) and (c)(6) to the extent it would require the company to violate existing contracts, but could be cured if implementation would apply only to future actions with respect to the anti-takeover measures referred to in the proposal). [*63]

In this connection, we view the recent staff ruling in BankAmerica Corporation (February 24, 1999) as particularly instructive. In BankAmerica, a stockholder was unhappy with the large premium the registrant had paid in connection with the recent merger of Nationsbank and the Bank of America, as well as with large write-offs the registrant had taken. As a result, the stockholder sought for the registrant to rescind certain specific grants of stock which had been awarded pursuant to individual employment agreements the registrant had in place with various executive personnel. More importantly, the stockholder also specifically sought to reduce the size of an annual contractual retirement benefit which had been awarded to Mr. David Coulter, the former President of Bank of America, as part of his own employment agreement with the registrant. According to the proposal and related correspondence on the matter to the SEC staff, the stockholder sought to reduce Mr. Coulter's special pension award from $5 million per year to $1.5 million per year. The registrant argued, and the staff concurred, that such proposal could be excluded outright under Rules 14a-8(i)(2) and (i)(6), [*64] because the proposal would cause the registrant to breach the terms of Mr. Coulter's employment agreement. The same result should apply here as in BankAmerica and in the 1995 IBM letter.

Just as BankAmerica had no unilateral ability to reduce the terms of Mr. Coulter's special pension, so too IBM also has no unilateral power to terminate and renegotiate the retirement provisions in Mr. Gerstner's Employment Agreement. Since implementation of the instant Proposal would have the Corporation's Board terminate Mr. Gerstner's contract, this would result in an unlawful breach of what are valid and lawful obligations of IBM to Mr. Gerstner under his Employment Agreement. It is axiomatic that the Proposal, which seeks for the Board to take such an illegal action, would result in a violation of New York State law. n4 As such the Proposal such be excluded under Rule 14a-8(i)(2) as unlawful, and Rule 14a-8(i)(6), as beyond the power of the Corporation to implement. See also Coca Cola Enterprises, Inc. (January 21, 1994)(proposal which would result in breach of company contracts providing for "supplemental income" excluded by staff under former Rule 14a-8(c)(2)); Citizen's [*65] First Bankcorp, Inc., (March 24, 1992), supra; Mobil Corporation (February 20, 1985)(proposal which would require registrant to breach contractual commitment to pay administrative expenses of political action committee excluded by staff under former Rule 14a-8(c)(2)). Since Mr. Gerstner's Employment Agreement is governed by the laws of the State of New York, and since the Company cannot implement the Proposal without violating New York State law, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal in its entirety on the basis of Rule 14a-8(i)(2).

n4 The fact that the Proposal is drafted in the form of a recommendation for the Board to terminate and renegotiate Mr. Gerstner's employment contract also cannot save the day here. Whether recommending or mandating that the Board breach a valid contract would result in an unlawful breach were the Board to act on the Proposal. Moreover, in this connection, it is important to note that since the business judgment rule would not protect decisions by directors or management that constitute fraud, illegality, or ultra vires conduct, acting on the instant Proposal would also subject the Company's directors to additional liability. See Block, Barton and Radin, The Business Judgment Rule--Fiduciary Duties of Corporate Directors at pp. 41-42 (Prentice Hall 1994). As noted therein, "a decision by directors that a violation of law, or fraudulent or ultra vires conduct would serve the best interests of the corporation is not protected by the business judgment rule." See id. at page 42; Abrams v. Allen, 297 N.Y. 52, 74 N.E.2d 305 (Ct. App. 1947)(allegations of closing factories to punish employees in violation of statutory law held to state a valid cause of action, rejecting business judgment defense); Roth v. Robertson, 64 Misc. 343, 345, 118 N.Y.S. 351, 353 (N.Y. Sup. Ct. Erie Co. 1909)(making a payment which was unlawful under New York law could not be protected by business judgment rule). While the Proposal on its face, sounds simple enough, the ramifications associated with its implementation would be both unlawful and severe. Since the Proposal seeks for the Board to act in an unlawful manner, this would expose both the Company and its directors to liability were they to implement it. This is yet another valid reason for the exclusion of the Proposal under Rule 14a-8(i)(2) and (i)(6). [*66]

II. THE PROPOSAL IS ALSO EXCLUDABLE UNDER RULE 14a-8(i)(6) AS BEYOND THE POWER OR AUTHORITY OF THE COMPANY TO IMPLEMENT.

Because implementation of the Proposal would cause the Company to unilaterally breach the terms of our Employment Agreement with Mr. Gerstner under Rule 14a-8(i)(2), the Proposal is also beyond the legal power of the Company to implement under Rule 14a-8(i)(6). See Galaxy Foods Company (October 12, 1999)(proposal not to extend CEO's promissory note could be excluded under Rules 14a-8(i)(2) and (i)(6) where implementation of proposal would breach terms and conditions of CEO's amended employment agreement); Growth Stock Outlook Trust Inc. (March 1, 1990)(proposal that Trust unilaterally revise an investment advisor fee agreement excludable under former Rule 14a-8(c)(6); Lorimar Telepictures Corporation (July 7, 1987)(proposal seeking revocation of stock options and incentives previously issued to company officers and directors excluded under former Rule 14a-8(c)(6) as beyond the power of the registrant to lawfully effectuate); Rockwell International Corporation (November 6, 1985)(where compliance with the proposal would require registrant [*67] to breach numerous long-term contracts legally binding on the Company, staff permitted proposal to be excluded under former Rule 14a-8(c)(6)). Since Mr. Gerstner's Employment Agreement is governed by the laws of the State of New York, and since the Company cannot implement the Proposal without violating the terms of his Agreement and New York State law, the Company requests that no enforcement action be recommended to the Commission if it also excludes the Proposal in its entirety on the basis of Rule 14a-8(i)(6).

III. THE PROPOSAL CAN ALSO BE EXCLUDED UNDER RULE 14a-8(i)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(i)(7) provides an exclusion for proposals which relate to a company's ordinary business operations. The Company recognizes the staff's position that proposals relating to a company's senior executive compensation policies and practices generally fall beyond the ambit of "ordinary business" under Rule 14a-8(i)(7). However, the staff's position on the excludability of proposals relating to executive compensation under (i)(7) was predicated on a proposal raising significant policy issues. The instant Proposal clearly does not. [*68] Far from raising any significant policy issues, the Proposal, which was submitted at the direction of the CWA--a union which has been trying for many years to gain a toehold among our workforce--is not advancing any policy issues at all. All it is doing is seeking to terminate, unlawfully, n5 what it describes as Mr. Gerstner's "grossly excessive retirement package." Moreover, it is obvious that the Proposal is really no more than an attempt by the CWA to curry favor in its own organizing efforts with those IBM employees who are not happy with the changes the Company's management made to the employee retirement and retiree medical plans as part of the Company's ordinary business operations.

n5 See points I and II, supra. An unlawful proposal which also relates to the Company's ordinary business is excludable under any of Rules 14a-8(i)(2), (i)(6) or (i)(7). The Proposal is also excludable as a personal grievance of both the CWA and the nominal Proponent, the CWA Pension Plan, under Rule 14a-8(i)(4). See Point IV, infra.

In this connection, the staff has specifically taken the position that proposals which focus on the decision to censure, punish or otherwise [*69] discipline a particular employee are excludable under both Rule 14a-8(i)(7) as well as its predecessor, Rule 14a-8(c)(7). Here, the staff's decision in UAL Corporation (March 15, 1990) is quite instructive. In UAL, a stockholder proposed that the board censure the President and CEO for his conduct in promoting the unconsummated leveraged buyout of the company, which censure would include a request that he resign from the office of President and CEO. The staff ruled that the proposal could be excluded, and the proponent sought-reconsideration. In adhering to its position concurring that the proposal could be excluded, the staff in its reconsideration letter reiterated that Rule 14a-8(c)(7) provided a basis for the omission of the proposal because the decision to request censure of an executive officer as well as his resignation was a matter related to the conduct of the ordinary business operations of the company. In the staff's words:

Upon reconsideration of the prior correspondence regarding this matter, the Division has determined that Rule 14a-8(c)(7) does appear to provide a basis for omission of [the] proposal because it relates to the conduct of the ordinary business [*70] operations of the Company (i.e., the decision to request censure of an executive officer as well as his resignation). Under these circumstances, it would appear that the proposal relates to the conduct of the Company's ordinary business operations. Accordingly, the Division will not recommend any enforcement action to the Commission if the Company omits the proposal under Rule 14a-8(c)(7).

Moreover, the staff was not receptive to an offer from the stockholder to modify the proposal and delete the references to censure and resignation. In the staff's words:

We also note that in his supplemental correspondence [the proponent] advised the staff that he would be willing to delete the request for the officer's resignation and the reference to censure in his capacity as the President and Chief Executive Officer if necessary to avoid exclusion under Rule 14a-8(c)(7). This revision of the proposal would not, however, affect our determination that the proposal relates to the ordinary business operations of the Company. The staffs view in this regard is based on its view that the proposal involves the disciplining of one of the Company's officers by the Board and that the reason for [*71] the disciplinary action would involve, in pad, the fact that the officer may not be as effective in dealing with the Company's employees because of the action complained about. Accordingly, the discipline relates to the officer's effectiveness in managing the Company's operations.

Under these circumstances, it is the Division's view that an amended proposal would continue to be excludable under Rule 14a-8(c)(7). (emphasis added)

The UAL ruling noted above is particularly helpful in resolving the instant matter under current Rule 14a-8(i)(7). More importantly, the staff has continued to follow the same reasoning most recently under new Rule 14a-8(i)(7) in Deere & Company (August 30, 1999). In Deere a proponent sought to censure the company's CEO and to reduce his annual salary by $50,000 for certain specified "failures of duty." As in UAL, the company in Deere maintained that the discipline sought by the proponent for the CEO's alleged "failures of duty" also related to the CEO's effectiveness in managing the company's operations. Since determining the appropriateness of implementing disciplinary actions constituted an important element in the board's management [*72] of the company, the company maintained that the proposal should be excluded under Rule 14a-8(i)(7), as the proponent attempted to supplant the discretion of the board in such business matters with its own judgment without the benefit of an intimate knowledge of the company's business. The SEC staff concurred with Deere's request to exclude the proposal under Rule 14a-8(i)(7), noting specifically "that the proposal appears to focus on the decision of whether to discipline a particular employee. The very same result should follow here.

Just as in UAL and Deere, in the instant case, the CWA Pension Plan is now targeting our CEO, Mr. Gerstner. By seeking termination of his retirement package, the Proponent is seeking to censure him for various employee benefit plan changes made by the Company this year, as part of its ordinary business operations. Under the same reasoning used in UAL and Deere, we submit that the instant Proponent should not be permitted to supplant the discretion of our Board in evaluating the underlying business matters as well as the CEO with any such matters. These are ordinary business matters for which our stockholders do not have the intimate knowledge [*73] of the company's business needed to be able to make such decisions. n6

n6 Indeed, the instant Proponent also evidences a basic lack of knowledge of the facts underlying the Proposal. Notwithstanding that the Proponent has made Mr. Gerstner's retirement package the focus of the Proposal (and that CWA's own Alliance£IBM website has posted the full text of the very proxy statement provisions relating to Mr. Gerstner's employment contract, which state specifically that these provisions were effective November 17, 1997), the Proponent incorrectly suggests, in the fifth paragraph of the "Statement of Support," that the retirement provisions in Mr. Gerstner's contract were entered into "at the same time" that IBM moved to reduce the retirement and retirement medical benefits for thousands of its loyal and talented employees. In fact, the general employee benefit plan changes alluded to by the Proponent were made over a year and a half after Mr. Gerstner's contract amendments became effective.

Moreover, as in UAL, it is clear that if the punishment sought by the Proponent were actually implemented, Mr. Gerstner could not be as effective in dealing with the [*74] Company's employees because of the action complained about herein. See UAL Corporation, supra. In sum, since the instant Proposal focuses, on the decision of whether to discipline a particular employee, the Proposal can be excluded on the basis of Rule 14a-8(i)(7). See also Dairy Mart Convenience Stores, Incorporated (March 29, 1991)(proposal seeking reimbursement of fees from management who were part of buyout group in terminated leveraged buyout, or termination of such management employees who failed to make restitution, properly determined to fall within registrant's ordinary business operations (the decision whether to seek restitution from certain members of management for expenses incurred by the company and to terminate their employment if the restitution is not paid)); Philadelphia Electric Company (January 29, 1988)(proposal to remove certain executive officers from the company's employ properly omitted from the proxy material under former Rule 14a-8(c)(7) as a matter relating to the conduct of the company's ordinary business operations (i.e., the decision to dismiss executive officers)). As such, in the instant case, since the Company believes this Proposal is [*75] also excludable under Rule 14a-8(i)(7), we now request that no enforcement action be recommended to the Commission if we exclude the Proposal in its entirety on the basis of Rule 14a-8(i)(7).

IV. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4), AS FURTHERING A PERSONAL INTEREST OF THE PROPONENT, WHICH INTEREST IS NOT SHARED BY IBM STOCKHOLDERS AT LARGE.

In addition to Rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(7), Rule 14a-8(i)(4) permits exclusion of the Proposal, inasmuch as it relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large.

As noted earlier, the Proponent is the CWA/ITU Pension Plan, an affiliate of the Communication Workers of America (CWA). We believe the Proponent is acting on behalf of the CWA in seeking to terminate Mr. Gerstner's retirement package. We also do not believe that the motivation for the Proposal has any nexus to what is fair and equitable for the shareholders of the Company. Instead, we believe the Proposal was lodged in direct support of, and to gain additional [*76] publicity in connection with, the CWA's own unionization efforts of rank and file IBM employees.

As noted earlier, the CWA has long been involved in unsuccessful attempts to unionize IBM employees in the United States. It has now seized upon the Company's recent changes to the US employee retirement and retiree medical plans as a rallying point in their unionization efforts. While the CWA did not file the instant Proposal in its own name, it actually was and remains integrally involved with the filing of the Proposal as well as with its ongoing publicity, as described below.

The Proposal was filed in the name of the CWA Pension Plan. However, we submit that the CWA Pension Plan is but a nominal proponent. The actual driving force behind the Proposal was and is the CWA. Moreover, the physical filing of the Proposal was effected, not by the CWA Pension Plan, but by the CWA, twice. In this connection, on November 17, the last day for our receipt of stockholder proposals, we received a fax of the instant Proposal. Presumably to ensure the Proposal was timely received, the Proposal was faxed directly to our Corporate Secretary. However, what was interesting was that the [*77] fax came from Suman Ray of the CWA Research Department in Washington, D.C., not the nominal Proponent CWA Pension Plan in Colorado. The cover memo to the fax from the CWA states "This should arrive today by Express Mail. I'm faxing through a copy. S.R." See Exhibit D. Later that day, we received the express mail original of the Proposal. Just as with the fax however, while sent under cover of a letter dated November 15 from the Nominal Proponent in Colorado Springs, Colorado, the actual mailing of the Proposal came from the CWA itself, in Washington, D.C., as evidenced by the U.S. Express Mail envelope postmarked November 16, 1999 from the CWA in Washington, D.C. See Exhibit E. The return address on the Express Mail envelope showed that it also had also been sent to the Company by Suman Ray, CWA, 501 Third Street, N.W., Washington, D.C. 20010. See Exhibit E.

Moreover, it is the CWA, not the nominal Proponent, which has been publicizing the Proposal as its own. In this connection, the November 19, 1999 edition of the Corporate Governance Highlights, published by the Investor Responsibility Research Center ("IRRC") noted that it was the Communications Workers [*78] of America (not the nominal Proponent), which was focusing on the instant Proposal at IBM. See Exhibit F. After reading the IRRC newsletter, I telephoned the IRRC in order to determine who had provided this information to the IRRC, and whether there was a representative at the Proponent to whom I might speak about the Proposal. Not surprisingly, I was directed to Suman Ray, of the CWA. No mention whatsoever was made of the nominal Proponent, the CWA Pension Plan.

Further evidence that the CWA is the true driving force behind the Proposal can be found in their own website publicity. The CWA website, located at http://www.cwa-union.org/ contains a description of a variety of national CWA organizing activities, including specifically their effort at IBM, known as Alliance£IBM/CWA. See Exhibit G.

The CWA website provides a direct hyperlink to the Alliance£IBM/CWA website, at http://www.allianceibm.org/ See Exhibit H. A review of the Alliance£IBM/CWA website reveals a host of information about the CWA organizing efforts. More importantly, the Alliance£IBM/CWA webpage highlights both the instant Proposal as well other publicity efforts. Hyperlinks to the [*79] following selected webpages on the Alliance£IBM/CWA website make clear that the CWA is directly interested in the very matter set forth in the instant Proposal as well as in another stockholder proposal on Pension and Retiree Medical. A printout of selected pages from the Alliance£IBM/CWA website is attached hereto as Exhibit I.

Stockholder Resolutions on Gerstner's Retirement Package and Pension and Retiree Medical

IBM's Retiree Health Care Rip-Off . . . and How IBM Employees Can Secure Their Own Benefits - Read the CWA Research Department analysis of IBM's attack on retiree health benefits

Alliance£IBM leaflets event honoring Gerstner - Get the rest of the story here

Gerstner's Got a Contract; Why Don't We? CEO Lou Gerstner's $1.1 million annual pension, as well as his salary and severance, are protected by an employment contract. Don't all IBMers deserve the same protection?

Songs for the struggle: "Somebody Robbed the Pension Plan"(Real Audio version or text of lyrics). "A Man Named Jed" and "When I'm Fifty-Four"

£ Your Worksite
Check our meeting calendar and our list of contacts to find out what's going [*80] on in your area.

Further, the Alliance£IBM/CWA's hardcopy literature distributed as part of their organizing efforts at IBM also makes clear to putative IBM enrollees that their future is best with a union contract. As can be seen in Exhibit J, hereto, the Company's employee benefit plan changes plays prominently in their advertising. The Alliance£IBM/CWA states:

"By standing up, we saved the pensions of 35,000 IBM employees. Imagine what else we can accomplish if IBM employees stick together...." See Exhibit J.

In addition to all of the foregoing, the CWA has filed a number of charges with the National Labor Relations Board, claiming various unfair labor practices in connection with its organizing activities at various IBM work locations. These charges are pending as of this date. It is clear, therefore, that the Proposal is but one of a number of tactics the CWA is employing in its campaign to publicize itself and its unionization efforts. It is also clear that CWA takes credit for the IBM benefit plan changes. Moreover, it is equally clear that the CWA would gain substantial additional benefit were the Company to include the instant Proposal in our proxy [*81] statement. Not only would the CWA be given additional exposure, but such additional publicity would be furnished to it at IBM's expense. Such increased exposure and publicity could enhance the CWA's own membership recruiting efforts, as well as their dues coffers resulting from such increased union membership. In fact, even the nominal Proponent, the CWA Pension Plan, would also ultimately benefit from the appearance of this Proposal in our proxy statement. If union membership increases, there will be more dues-paying members, and more dues-paying members leads to more funds available to the CWA that can be contributed into the CWA Pension Plan.

While the Company fully believes that the instant Proposal is otherwise fully excludable under Rules 14a-8(i)(2), (i)(6) and (i)(7), this Proposal is also excludable under Rule 14a-8(i)(4), as both the CWA and nominal Proponent CWA Pension Plan seek a clear personal benefit that will accrue to them through the placement of this Proposal in our proxy materials. However, such benefit cannot in any event be shared with IBM stockholders at large. In this connection, the Commission long ago established that the purpose of a stockholder proposal [*82] process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation...." Release 34-3638 (January 3, 1945)(Exchange Act Regulation 241.3638). The purpose of Rule 14a-8(i)(4) is to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was originally developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976).

Just as it is clear the Proposal would provide direct personal benefit to the CWA and its nominal Proponent, the CWA Pension Plan, it is just as clear that the Proposal would be of no benefit to IBM shareholders at large. This is because the CWA's publicity efforts can benefit no one other than the CWA. There is nothing in the Proposal which would be beneficial to, or which could be shared with, other IBM stockholders at large. The Commission has consistently taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, [*83] and not to further personal interests. See Release No. 34-19135 (October 14, 1982).

The Commission has consistently taken the position that the personal grievance exclusion was intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. In discussing such Rule, the Commission has stated:

"It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large."

See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982).

Further, the staff of the SEC has often utilized paragraph (i)(4) and its predecessor, Rule 14a-8(c)(4) to exclude proposals in cases where the proposals are drafted in such a manner that they could be read to relate to matters of general interest to all shareholders, where the Proponents [*84] were using the proposal as a tactic to redress a personal grievance against the Company. See Dow Jones & Company, Inc. (January 24, 1994)(facially neutral proposal determined to relate to personal grievance of proponents); Pyramid Technology Corporation (November 4, 1994)(where proponent, who had continuously communicated with the Company, submitted a proposal which would have precluded the payment by the Company of certain legal expenses and settlements on behalf of officers and directors, the staff noted that "the proposal, while drafted to address a specific consideration, appears to be one in a series of steps relating to the long-standing grievance against the Company by the Proponent"); Storage Technology Corporation (March 21, 1994)(proposal regarding officers' sale of stock actually related to personal grievance); Texaco, Inc., (February 15, 1994; March 18, 1993); McDonald's Corporation (March 23, 1992); International Business Machines Corporation (February 5, 1980); American Telephone & Telegraph Company (January 2, 1980). See also Standard Oil Company of California (February 10, 1981). We submit that if the Proposal is seen in a more general [*85] light, it should be viewed in light of the underlying facts outlined above, which seek to advance the CWA's personal motivations, and we respectfully request that the staff view the Proposal in light of the Proponent's actual motivations in filing the Proposal.

In sum, since the Company believes that Rule 14a-8(i)(4) provides an equally adequate basis in this particular case for omitting this Proposal from our proxy materials for the 2000 meeting, we request that no enforcement action be recommended if we exclude the Proposal on the basis of Rule 14a-8(i)(4). See Dow Jones & Company (January 24, 1994), supra. See also See Caterpillar, Inc. (December 13, 1999)(proposal to adopt a particular overtime policy for certain employees at the plant is a personal grievance under Rule 14a-8(i)(4)); Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance).

V. THE SUPPORTING STATEMENT MAY [*86] BE OMITTED UNDER RULE 14a-8(c)(3) AS CONTRARY TO THE PROXY RULES, IN PARTICULAR, RULE 14a-9, WHICH AMONG OTHER THINGS, PROHIBITS FALSE AND MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

The Company believes that there is no reading of the Proposal which could allow for its inclusion in the Company's proxy materials. For the reasons articulated earlier, its implementation would be unlawful, and beyond the power of the Company to implement. It also falls within the Company's ordinary business operations and would result in a personal benefit to the CWA and the CWA Pension Plan which cannot be shared by IBM stockholders. Once the Proposal itself is excluded, the supporting statement attached thereto becomes a nullity. The Company nonetheless wishes to call out specific sections of the Proponent's supporting statement which would, in any event, be excludable by virtue of their false and misleading nature.

The first paragraph of the supporting statement describes the Company's Board as giving Mr. Gerstner's an outrageously large retirement package. This is untrue. Far from being a gift, the retirement provisions were specifically negotiated as an integral [*87] part of Mr. Gerstner's Employment Agreement. Mr. Gerstner must adhere to the terms of his Agreement in order to receive such retirement benefits. This entire paragraph should therefore be omitted.

The third paragraph is wholly misleading. It states falsely that Mr. Gerstner will be getting 100% of his salary as a consultant for doing much less than he did before. There no basis for the Proponent's intimation that Mr. Gerstner will be doing any less work for his pay. In this connection, the Commission has recognized that material which directly or indirectly impugns character, integrity, or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation may be omitted under former Rule 14a-8(c)(3) and Rule 14a-9. See American Broadcasting Companies, Inc. (March 21, 1984)(last paragraph of supporting statement excluded as improperly impugning management of the registrant without factual foundation); See also Standard Oil Company of California, (February 10, 1981)(proposal excluded by staff where it concluded that tenor of proposal was misleading by suggesting that the Company's use of [*88] social security numbers was subject to legal question). Clearly, each of the above-referenced statements are both false and misleading and should be omitted from the supporting statement.

Finally, the fifth paragraph of the supporting statement is false and misleading. As explained earlier in footnote 5, supra, the Proponent is simply incorrect on the timing of the amendment to Mr. Gerstner's Employment Agreement. It was

negotiated over two years ago, while the IBM employee benefit plan amendments the Proponent takes issue with were implemented this past Spring. Given this real time differential, there is no basis for the Proponent to suggest that these actions occurred "at the same time". And, since these events in fact did not occur at the same time, there is no basis for the Proponent to find any irony in the timing. As a result, the first sentence of such paragraph should be omitted.

The remainder of the fifth paragraph must also be omitted as false and misleading, as there is no basis--legal, factual or otherwise--for asserting either: (i) that the employee retirement benefit reductions are being transferred to fund the retirement packages "for executives like Mr. [*89] Gerstner" or (ii) that any reductions in the payout under the employee plans constitute "a massive transfer of deferred compensation [the employees] have already earned" to "extravagant retirement packages for executives like Mr. Gerstner." IBM has always legally reserved the right to amend its benefit plans, and has done nothing impermissible under such plans to reduce or eliminate any vested benefit payable to our employees thereunder.

In sum, the Company believes all of the above-listed statements should be excluded under Rules 14a-8(i)(3) and Rule 14a-9, and formally requests that each of such statements be removed as contrary to Rules 14a-8(i)(3) and 14a-9 should the staff conclude that any portion of the Proposal not otherwise be fully excludable from the Company's proxy materials. The Company therefore requests that no enforcement action be recommended to the Commission if the Company excludes each of the above-referenced statements on the basis of such rules.

For the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the entire Proposal is omitted [*90] from IBM's proxy materials for the 2000 Annual Meeting. We are sending the Proponent a copy of this letter, thus advising it of our intent to exclude the Proposal from the proxy materials for the Annual Meeting. If the staff disagrees with the Company's conclusion that the Proposal may be omitted from the proxy materials, I request the opportunity to confer with you prior to the issuance of your position. If you wish any further information on this matter, please call me at 914-499-6148. The Proponent is also requested to copy the undersigned on any response it may choose to make to the Commission. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

ATTACHMENT 1

Shareholder Proposal

Resolved: That the stockholders of IBM request the Board of Directors to seek termination and renegotiation of the grossly excessive retirement package that the company has entered into with CEO Louis Gerstner, in order to assure that Mr. Gerstner's retirement compensation is more fair and equitable to the stockholders of the company.

Statement of Support

The Board of Directors has given an outrageously large retirement package [*91] to CEO Louis Gerstner. According to the 1999 proxy statement, Mr. Gerstner will receive an annual pension of $1,140,000 at age 60, when his employment agreement expires. But that is just the beginning!

In addition, upon retirement, Mr. Gerstner will become a consultant to the company for a period often years, for which he will receive a daily fee that is potentially equal to his annual salary at the time he retires. Mr. Gerstner's annual salary is currently $1,875,000 and may be larger when he retires. There is nothing in the description of Mr. Gerstner's consulting fee in the proxy statement which limits his service as a consultant to less than the number of days he is currently working as CEO.

In other words, Mr. Gerstner will be paid as if he was still performing all of the responsibilities of CEO for each day that he consults, when in fact he will be doing substantially less. He will be getting 100% of his salary fordoing much less!

Moreover, the Board of Directors has already guaranteed that Mr. Gerstner will be extraordinarily comfortable in his retirement by lavishing huge stock option awards on him. According to the 1999 proxy statement, Mr. Gerstner has already realized [*92] $32.8 million from the exercise of stock options awarded to him by the Board, and he still owns unexercised options worth a whopping $435.2 million more!

It is ironic that IBM would enter into such a grossly excessive retirement contract with Mr. Gerstner at the same time that IBM has moved to reduce the retirement and retirement medical benefits for thousands of its loyal and talented employees. To the extent that IBM employees may view those reductions as a massive transfer of deferred compensation that they have already earned to extravagant retirement packages for executives like Mr. Gerstner, there could be a serious adverse impact on employee morale which is an essential element in insuring the future success of the company and the growth of shareholder value.

Please vote for this proposal.

ATTACHMENT 2

NPP CWA/ITU Negotiated Pension Plan

Post Office Box 2380

Colorado Springs, CO 80901-2380

(719) 473-3862 Fax (719) 473-3134

November 15, 1999

Daniel E. O'Donnell
Office of the Secretary
International Business Machines Corporation
New Orchard Road
Armonk, [*93] NY 10504

Re: Submission of Shareholder Proposal

Dear Mr. O'Donnell:

On behalf of the CWA/ITU Negotiated Pension Plan ("Fund"), I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the International Business Machines Corp. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2000. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commissions's proxy regulations.

The Fund is a beneficial holder of 22,000 shares of IBM common stock, held continuously for more than a year prior to this date of submission. Proof of beneficial stock ownership is attached.

The Fund intends to continue to own IBM common stock through the date of the Company's 2000 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Sincerely,

William J. Boarman
Chairman of the Board of Trustees

2001 SEC No-Act. LEXIS 589

Securities Exchange Act of 1934 -- Rule 14A-8

June 1, 2001

CORE TERMS: staff, unilaterally, terminate, shareholder, disinterested, employment agreement, respectfully, omit, termination, board of directors, disability, modified, proxy, enforcement action, stockholder, excludable, recommend, composed, replace, written agreement, annual meeting, election, requesting, confirm, salaries, duty of care, modify, consulting firm, reconsideration, modification

[*1] NetCurrents, Inc.

TOTAL NUMBER OF LETTERS: 2

RECONSIDERATION

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 1, 2001

Gregory Axselrud
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
2029 Century Park East
Los Angeles, California 90067

Re: NetCurrents, Inc.
Incoming letter dated May 24, 2001

Dear Mr. Axselrud:

This is in response to your letter dated May 24, 2001 concerning the shareholder proposal submitted to NetCurrents by Victor Holtorf. On May 18, 2001, we issued our response expressing our informal view that NetCurrents could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as, to the extent the proposal involves a rule 14a-8 issue, there now appears to be some basis for your view that NetCurrents may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause NetCurrents to breach existing employment agreements or other contractual obligations. Accordingly, we will not recommend enforcement action to the Commission if NetCurrents omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we [*2] have not found it necessary to address the alternative basis for omission upon which NetCurrents relies.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

INQUIRY-1:
AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
ATTORNEYS AT LAW
2029 CENTURY PARK EAST
SUITE 2600
LOS ANGELES, CALIFORNIA 90067

(310) 229-1000
FAX (310) 229-1001
www.akingump.com

DIRECT DIAL NUMBER 310-728-3280
E-MAIL ADDRESS gakselrud£akingump.com

May 24, 2001

VIA OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Office of Chief Counsel, Division of Corporation Finance

Re: NetCurrents, Inc. Request for Reconsideration
Shareholder Proposal of Mr. Victor Holtorf

Ladies and Gentlemen:

On behalf of NetCurrents, Inc., a Delaware corporation (the "Company"), this firm submits this letter requesting the Staff of the Division of Corporation Finance (the "Staff") to reconsider its determination dated May 18, 2001, with respect to the shareholder proposal (the "Proposal") from Mr. Victor Holtorf (the "Proponent") dated March 27, 2001, that appeared to be intended for inclusion in the Company's [*3] proxy statement and form of proxy (collectively, the "Proxy Materials") for the Company's 2001 Annual Meeting of Stockholders (the "2001 Annual Meeting"). To this extent, the Company hereby provides additional documentation and information to satisfy its burden under the Proxy Rule sections discussed herein.

Based on the following, the Company respectfully requests the Staff to confirm that it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from the Proxy Materials. It is the Company's position that the Proposal may be properly omitted from the Proxy Materials on the grounds discussed below.

Pursuant to Rule 14a-8(j) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, enclosed are six copies of: this statement, attached exhibits and the Proponent's letter submitting his proposal. A copy of this letter and related documents are being mailed concurrently to the Proponent to advise him of the Company's intention to omit the Proposal from its Proxy Materials.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons [*4] are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of California.

PROPOSAL

On March 27, 2001, the Company received a proposal from the Proponent which read as follows:

Whereas, the Company recognizes its duty to attract and retain qualified personnel; and,

Whereas, the Company recognizes the necessity to pay salaries to management in line with market salaries for companies with similar revenues and market capitalization, with incentives tied to revenue growth and stock price increase.

Now, therefore, the stockholders are presented with the following proposal:

Resolved, the Board of Directors shall create an independent Compensation Committee composed entirely of new and disinterested directors or, if not composed of new and disinterested directors, to be composed of disinterested directors advised by a reputable and disinterested consulting firm, which the Committee shall be directed to develop new compensation plans to replace all existing executive compensation. The Compensation Committee will be in place within 60 days of the shareholders meeting held on May 17, 2001, and the implementation of all new executive compensation [*5] plans will be completed within 30 days thereafter.

REASONS TO EXCLUDE PROPOSAL

Pursuant to Rule 14a-8(i)(8): The Proposal directly relates to an election for membership on the Company's Board of Directors.

Rule 14a-8(i)(8) permits the Company to exclude the Proposal from its Proxy Materials if the Proposal relates to an election for membership on the Company's board of directors or analogous governing body.

The initial portion of the Proposal, in essence, mandates that "new and disinterested" directors be elected to sit on the Compensation Committee of the Board of Directors (the "Committee"). The Staff consistently has taken the position that proposals relating to the election of a board of directors are excludable pursuant to Rule 14a-8(i)(8). See Delhaize America, Inc. (Mar. 9, 2000) (a proposal that would increase the board by three members was properly excluded); C-Phone Corp. (June 1, 1999) (shareholder proposals nominating someone other than a nominee of the Company as a director was excluded); Datron Systems Inc. (Mar. 29, 1999) (request that shareholder's slate of nominees be included in the company's proxy material excluded under Rule 14a-8(i)(8)); Interim [*6] Services Inc. (Dec. 15, 1998) (shareholder proposal nominating himself for an election to the company's board was excluded); Bull & Bear U.S. Government Securities Fund, Inc. (July 16, 1998) (stockholder proposal nominating a specific individual for election to the company's board of directors excluded).

Accordingly, based on Rule 14a-8(i)(8), the Company intends to exclude the initial portion of the Proposal, to the extent permissible. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the initial portion of the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(8).

Pursuant to Rule 14a-8(i)(2): The Proposal is improper as it would cause the Company to violate state law.

As discussed in its original submission dated April 24, 2001, Rule 14a-8(i)(2) permits the Company to exclude from its proxy material a proposal if the proposal would, if implemented, cause the Company to violate any federal, state, or foreign law to which it is subject.

The second portion of the Proposal directs the Committee to replace all existing executive compensation and implement new executive compensation plans within [*7] ninety days of the 2001 Annual Meeting. This portion essentially mandates that the Company unilaterally terminate or amend its outstanding executive employment agreements and either enter into new agreements or adopt proposed modifications of the Committee. As previously submitted, the Company has entered into binding employment agreements with its three executive officers. Attached hereto are the following: (1) Exhibit A - copies of the agreements, as amended, governing the employment of the Company's CEO, Mr. Irwin Meyer, (2) Exhibit B - copies of the agreements governing the employment of the Company's CFO, Mr. Michael Iscove, and (3) Exhibit C - a copy of the agreement, as amended, governing the employment of the Company's Executive Vice President and Secretary, Mr. Arthur Bernstein (the agreements identified in Exhibits A through C are hereinafter sometimes individually referred to as the "Agreement," or collectively as the "Agreements.")

Exhibit A

Mr. Meyer's employment by the Company is governed by two principal agreements: a Production Agreement dated October 1, 1995, as amended, by and between the Company's predecessor entity and Mountaingate Productions, [*8] LLC (the "Production Agreement") and an Employment Agreement dated October 1, 1995, as amended, by and between the Company's predecessor entity and Mr. Meyer (the "Employment Agreement"). The Production Agreement is governed by California law in accordance with Section 12(b) of that Agreement. Section 5(a) of that Agreement states that the Company may terminate the Agreement in the event of a disability of Mr. Meyer. Section 5(c) permits the Company to terminate the Agreement for "cause" as defined in that Agreement. Finally, Section 12(c) states that the Production Agreement may not be amended or modified other than by a written agreement executed by both parties. Similarly, the Employment Agreement is governed by California law in accordance with Section 12(b) of that Agreement. Section 5(a) of the Employment Agreement provides that the Company may terminate the Agreement in the event of a disability of Mr. Meyer. Additionally, Section 5(c) permits the Company to terminate the Agreement for "cause" as defined in that Agreement. Again, Section 12(c) states that the Employment Agreement may not be amended or modified other than by a written agreement executed by both parties.

[*9] Exhibit B

Mr. Iscove's employment by the Company is governed by two principle agreements: a Consulting Agreement dated March 1, 2000, by and between the Company and Sirius Corporate Finance, Inc. (the "Consulting Agreement") and an Employment Agreement dated March 1, 2000, by and between the Company and Mr. Iscove (the "Iscove Employment Agreement"). The Consulting Agreement is governed by California law in accordance with Section 12(b) of that Agreement. Section 5(a) of that Agreement states that the Company may terminate the Agreement in the event of a disability of Mr. Iscove. Section 5(c) permits the Company to terminate the Agreement for "cause" as defined in that Agreement. Finally, Section 12(c) states that the Consulting Agreement may not be amended or modified other than by a written agreement executed by both parties. Similarly, the Iscove Employment Agreement is governed by California law in accordance with Section 12(b) of that Agreement. Section 5(a) of the Iscove Employment Agreement provides that the Company may terminate the Agreement in the event of a disability of Mr. Iscove. Additionally, Section 5(c) permits the Company to terminate the Agreement for "cause" [*10] as defined in that Agreement. Again, Section 12(c) states that the Iscove Employment Agreement may not be amended or modified other than by a written agreement executed by both parties.

Exhibit C

Mr. Bernstein's employment by the Company is governed by an employment agreement dated June 22, 1992, as amended, by and between the Company's predecessor entity and Mr. Bernstein (the "Bernstein Employment Agreement"). The Bernstein Employment Agreement is governed by California law in accordance with Section 17 of that Agreement. Section 6.1 of that Agreement provides that the Company shall not have the right to terminate the Agreement except in each of the defined events of death or disability of Mr. Bernstein or "for cause" as defined in that Agreement. Finally, Section 19 states that the Bernstein Employment Agreement may not be amended or modified other than by a written agreement executed by both parties.

As previously submitted and as described above, each of the Agreements is an arms-length negotiated and a fully executed contract under the law of California. Consistent with the terms of the Agreements, the Company has taken and intends to continue to take specific actions [*11] to fulfill its obligations under the Agreements. Therefore, to the extent the stockholders approved the Proposal and the Committee was mandated to enact a recommendation that required the Company to terminate or amend any of the Agreements unilaterally, the Company could incur immediate liability for breach of contract in violation of California law.

As identified in previous letters to the staff, hornbook law identifies that where an employee is engaged to perform a certain job for a certain term, the employer is contractually bound to make that employment available and to adhere to the terms of the employment contract. See International Business Machines ("IBM") (Dec. 15, 1995). Indeed, commentators have noted that when an executive has been employed a definite time under an express contract stipulating the payment of a stated compensation, the employer has no power arbitrarily to reduce that compensation during the term of the employment. See id; see also Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1147 (1989).

An employer and employee [*12] are free to agree to a contract terminable at will or subject to limitations. Foley v. Interactive Data Corp., 765 P.2d 373 (Cal. 1988); Guz v. Bechtel National, Inc., 8 P.2d 1089 (Cal. 2000) ("The parties may reach any contrary understanding, otherwise lawful, concerning either the term of employment or the grounds or manner of termination.") (emphasis, quote and citation omitted). Their agreement will be enforced provided it does not violate legal strictures external to the contract, such as legal restrictions already placing certain restraints on the employment arrangement. Foley, 765 P.2d 373. A contract limiting the employer's power with respect to reasons for termination is enforceable even though it poses no equivalent limits on the power of the employee to quit employment. Pugh v. See's Candies, Inc., 171 Cal. Rptr. 917 (Ct. App. 1981) (disapproved on other grounds by Guz, 8 P.2d 1089); see also Guz, 8 P.2d at 1101. If the contract is for permanent employment, whether or not it [*13] is based on some consideration other than the employee's services, the contract cannot be terminated at the will of the employer if it contains an express condition to the contrary. Id; see also Drzewiecki v. H & R Block, Inc., 101 Cal. Rptr. 169 (Ct. App. 1972) (employer lost right to terminate employee at will when employer entered into contract stating employee would be terminated only if employee conducted business improperly or if business became illegal). Moreover, to the extent that there exists a binding agreement between the parties, California courts have held that employers cannot unilaterally modify that agreement. Shaw v. Regents of University of California, 67 Cal. Rptr. 2d 850 (Ct. App. 1997). Finally, any breach of an agreement that causes a measurable injury gives the injured party a right to damages as compensation. Borgonovo v. Henderson, 6 Cal. Rptr. 236 (Ct. App. 1960). This becomes especially applicable when a contract specifies particular remedies to be available in the event of a breach, in addition to or in substitution for those otherwise afforded by law.

Examining [*14] the Agreements, each of the Agreements is a binding and enforceable contract entered into and subject to California law. Each of the Agreements contains explicit provisions with respect to term and termination and each specifically identifies that the Company cannot unilaterally terminate the Agreement except for cause or upon disability of the employee. Additionally, each of the Agreements provides that the Agreement cannot be amended or modified except with the express written consent of both parties. Therefore, except as explicitly provided, the Company cannot unilaterally terminate or modify the terms of the Agreements and to the extent that the Proposal would require the Company to do so, the Company would breach the specific terms of the Agreements in violation of California law. This could subject the Company to immediate liability under California law and under the terms of the Agreements.

As previously presented to the Staff, the Staff consistently has recognized that proposals that would cause a company to breach existing contracts or to otherwise violate applicable law may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(2). See Goldfield Corporation [*15] (March 28, 2001) (proposal requesting the Board to seek shareholder approval on existing executive agreements excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) as it would require the Company to breach those agreements); International Business Machines Corporation (Feb. 27, 2000) (proposal requesting the termination and renegotiation of CEO retirement package excludable under Rule 14a-8(i)(2)); Firestone Tire & Rubber Co. (Dec. 8, 1987) (proposal relating to the immediate termination of all economic relationships with South Africa excludable); Mobil Corp. (Feb. 20, 1985) (proposal relating to discontinuation of Company payments of administrative expenses of political action committee excludable under 14a-8(i)(2) because unilateral breach of contractual commitment would violate Delaware law).

Indeed, in a letter to IBM, the Staff concurred that a proposal which sought to reduce the compensation of three of its executive officers could be excluded, based on the unlawfulness of any attempt by IBM to make unilateral modifications to existing contracts in connection with the proposal. See International Business Machines Corporation (Dec. 15, 1995).

Additionally, the Delaware Supreme [*16] Court has found that a director must exercise his or her fiduciary duty of care by using reasonable care in gathering and considering relevant information prior to making a decision, as well as to exercise reasonable care in the attention given to the performance of his or her general responsibilities. See Aronson v. Lewis, 472 A.2d. 805, 812 (Del. 1985). The Company respectfully submits that it cannot obligate itself to enact the recommendations of a third party consulting firm without due review and consideration without which, the Board may not be able to exercise its duty of care under Delaware law. As a consequence, the Board could be subject to liability, especially to the extent that the obligation would require the Board to unilaterally breach a contract in violation of California law.

The Company therefore respectfully requests the Staff to confirm that it will not recommend an enforcement action if the Company omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(2).

Pursuant to Rule 14a-8(i)(6): The Proposal is improper because the Company lacks the power or authority to implement the Proposal.

Rule 14a-8(i)(6) permits [*17] the Company to exclude from its proxy material a proposal if the Company lacks the power or authority to implement the proposal.

As described above, the Proposal requires the Company to "replace all existing executive compensation" and implement new executive compensation plans. The Company has entered into the Agreements with its executive officers. Each agreement is an arms-length negotiated and a fully executed contract under the laws of California. Thus, under the terms of the Agreements, the Company cannot replace the Agreements at any time, nor can the Company implement new executive compensation plans unilaterally. Rather, the Agreements contain specific provisions relating to termination, modification and amendment and these Agreements are entered into between the parties for a specified term. Therefore, because implementation of the Proposal would cause the Company to breach the terms of the Agreements, the Company, through its duly appointed Committee, lacks the ability to unilaterally "replace" each agreement and implement new compensation plans as requested in the Proposal.

The Company hereby respectfully refers the Staff to the discussion above with respect to California [*18] law and in no event intends for this reference to limit the applicability or importance of the legal standards described above.

As stated above, each of the Agreements is a binding and enforceable contract entered into and subject to California law. Each of the Agreements contains explicit provisions with respect to term and termination and each specifically identifies that the Company cannot unilaterally terminate the Agreement except for cause or upon disability of the employee. Additionally, each of the Agreements provides that the Agreement cannot be amended or modified except with the express written consent of both parties. Therefore, except as explicitly provided, the Company lacks the power to unilaterally terminate or modify the terms of the Agreements and to the extent that the Proposal would require the Company to do so, the Company would breach the specific terms of the Agreements in violation of California law. As above, this could subject the Company to immediate liability under California law and under the terms of the Agreements.

Moreover, the Staff has determined that shareholder proposals that would require a company to alter or breach existing contractual obligations [*19] may be excluded under Rule 14a-8(i)(6). See Goldfield Corporation (Mar. 28, 2001) (proposal requesting the Board to seek shareholder approval on existing executive agreements excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) as it would require the Company to breach those agreements); Putnam High Income Convertible and Bond Fund (April 6, 2001) (fund could exclude proposal that unilaterally required the reduction of contracted advisor fees); Whitman Corp. (Feb. 15, 2000) (company could exclude proposal that unilaterally rescinded an existing agreement with another company); Growth Stock Outlook Trust (March 1, 1990) (mutual fund could exclude a proposal that allowed the fund to unilaterally reduce the investment advisory fee); Lorimar Telepictures Corp. (July 7, 1987) (company could exclude proposal that would rescind its obligations to issue stock).

The Company submits that there is no purpose served by requiring the Board to include a proposal that it could not lawfully even if the stockholders were to adopt it.

Additionally, as earlier stated and as indicated to the Proponent in previous correspondence, the Board and its Committee are required to exercise reasonable care [*20] and to gather information in order to effect informed decisions in accordance with Delaware law. See Aronson v. Lewis, 472 A.2d. 805, 812 (Del. 1985). Agreeing to implement a proposal that may cause the Board to unilaterally breach an employment agreement without diligent review would certainly violate the Board's duty of care. Thus, as above, the Proposal requires the Board to take a course of action it cannot lawfully implement in light of its duty of care obligations to the Company and its stockholders.

The Company therefore respectfully requests the Staff to confirm that it will not recommend an enforcement action if the Company omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(6).

In view of the foregoing, the Company plans to omit the Proposal from the Proxy Materials pursuant to Rule 14a-8. We respectfully request a response from the Division of Corporate Finance that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials. Additionally, as a result of the Company's desire to preserve its timeline for the 2001 Annual Meeting, presently scheduled for June 28, 2001, [*21] the Company respectfully requests expedited review of this reconsideration letter.

Please acknowledge receipt of this letter by date-stamping and returning the additional copy of this letter in the enclosed, self-addressed envelope. If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 310-728-3280.

Sincerely,

/s/ Gregory Akselrud

Gregory Akselrud

ATTACHMENT

March 27, 2001

PO Box 4262
Burlingame CA, 94011

NetCurrents, Inc.
9720 Wilshire Blvd.
Suite 700
Beverly Hills, CA 90212

Attn: Corporate Secretary; Arthur Bernstein

Arthur:

According to the instruction outlined in NetCurrents Press Release dated February 28, 2001, below is my shareholders proposal to be presented on May 17, 2001 at the annual meeting for shareholders of record as of March 26, 2001. You know I am a qualified shareholder having owned enough stock long enough to qualify for proposal submission.

PROPOSAL:

[*22] Whereas, the Company recognizes its duty to attract and retain qualified personnel; and,

Whereas, the Company recognizes the necessity to pay salaries to management in line with market salaries for companies with similar revenues and market capitalization, with incentives tied to revenue growth and stock price increase.

Now, therefore, the stockholders are presented with the following proposal:

Resolved, the Board of Directors shall create an independent Compensation Committee composed entirely of new and disinterested directors or, if not composed of new and disinterested directors, to be composed of disinterested directors advised by a reputable and disinterested consulting firm, which Committee shall be directed to develop new compensation plans to replace all existing executive compensation. The Compensation Committee will be in place within 60 days of the shareholders meeting held on May 17, 2001, and the implementation of all new executive compensation plans will be completed within 30 days thereafter.

Sincerely,

Victor Holtorf

2000 SEC No-Act. LEXIS 203

Securities Exchange Act of 1934 -- Rules 14a-8(i)(2), 14a-8(i)(6)

February 15, 2000

CORE TERMS: franchise, proponent, merger agreement, shareholder, proxy, false and misleading, misleading, rescind, proxy statement, implemented, staff, merger, deficient, specify, annual meeting, appraisal, entirety, Under Rule, enforcement action, owned subsidiary, financial data, factual basis, short period, unilaterally, misstatements, unsupported, perpetrators, reputation, abnormally, rescission

[*1] Whitman Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 15, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Whitman Corporation
Incoming letter dated December 17, 1999

The proposal would require the board to rescind an existing agreement with PepsiCo, Inc., and to demand damages from PepsiCo resulting from implementation of that agreement.

There appears to be some basis for your view that Whitman may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Whitman to breach an existing contract. Accordingly we will not recommend enforcement action to the Commission if Whitman omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Whitman relies.

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1: Daniel A. Bruno C.F.A.

169 49 26 Av

Flushing NY 11358

Jan. 11, 2000

Mr. Arthur Levitt, Chairman
Securities & Exchange Commission
430 Fifth Ave. N.W.
Washington, D.C. 20549

Dear Mr. Chairman,

it is a fact that some corporate managers as well [*2] as practioners in Wall Street are and continue to play fast and loose

During the early part of 1999, PepsiCo. in effect took control of General Bottlers an 89% owned subsidiary of Whitman Corp with devastating consequences to the Whitman shareholders.

I recently proposed to Whitman that they include a proposal in the 2000 proxy that that "deal" be cancelled because of inaccuracies, half truths and misleading data in the proxy material submitted to shareholders at the time.

One of the major issues was that PepsiCo. traansferred (for a major consideration) to General Bottlers and acquired from the latter valuable franchises without a determination of values. Moreover, some of the franchises "sold" to General Bottlers was "refurbished" franchises which had been returned to PepsiCo. by Leucadia National after the latter has lost $41 million from their operation over a short period.

I request a formal hearing on the issues.

Very truly yours,

Daniel A. Bruno

ADDENDUM

Dear Mr. Chairman,

The record will show that I met each and every condition of Rule 14 a-8(b) in a letter to Mr. Chelberg during the 14 day time frame.

Withal, Mr. Chelberg has filed with the SEC for permission [*3] to preclude the submission of my proposal on facetious grounds.

Daniel A. Bruno C.F.A.

INQUIRY-2: SIDLEY & AUSTIN

A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

BANK ONE PLAZA

10 SOUTH DEARBORN STREET

CHICAGO, ILLINOIS 60603

TELEPHONE 312 853 7000

FACSIMILE 312 853 7036

FOUNDED 1866

WRITERS DIRECT NUMBER

(312) 853-7361

December 17, 1999

Office of Chief Counsel
Division of Corporation Finance

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Our firm serves as counsel for Whitman Corporation (the "Company"), a Delaware corporation. We are submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act").

The Company has received a shareholder proposal (the "Proposal") from Daniel A. Bruno (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") for the 2000 Annual Meeting of Shareholders (the "2000 Annual Meeting"). The Company presently intends to exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(2), (3) and (6) under the Exchange Act. We respectfully request that the staff of the Commission (the "Staff") [*4] confirm that it will not recommend any enforcement action against the Company based on the exclusion of the Proposal.

We are enclosing six copies of this letter. A copy of the Proposal, as submitted by the Proponent, is attached as Exhibit A. Concurrently with the filing of this letter with the Commission, we are forwarding a copy of this letter to the Proponent as notice of the Company's intention to exclude the Proposal from the Proxy Materials.

Summary of the Proposal

The Proposal asks the directors to "take such action as is necessary to rescind and cancel the previously approved agreement to create a new business relationship with PepsiCo, Inc. referred to in the proxy statement dated April 19, 1999," and "demand damages from PepsiCo, Inc., resulting from the implementation of the agreement." The Proposal contends that rescission "is demanded because of flagrant errors and misstatements, misleading in many instances, innimical [sic] to the interests of Whitman Corp., and designed to benefit PepsiCo. Inc. at the expense of Whitman Corp."

Reasons for Excluding the Proposal

I. The Proposal May be Excluded under Rule 14a-8(i)(2) Because it Would Violate State Law for the Company [*5] to Rescind Unilaterally the Merger Agreement

Under Rule 14a-8(i)(2), a company may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The provisions of the merger agreement between the Company and Pepsico, Inc. (the "Merger Agreement") referred to in the Proposal do not allow the Company to rescind unilaterally the Merger Agreement. This Proposal to rescind unilaterally the Merger Agreement, if implemented, would thus require the Company to breach the terms of the Merger Agreement. Clearly, a breach of a valid contract would violate applicable Delaware state law. (Merger Agreement, Section 13.07.)

The Division has recognized that proposals that would, if implemented, cause a company to breach an existing, valid contract may be excluded from a company's proxy statement under Rule 14a-8(i)(2). See Galaxy Foods Company, October 12, 1999 (permitting exclusion of proposal that required the company to breach existing employment agreement and promissory note); BankAmerica Corporation, February 24, 1999 (permitting exclusion of proposal that required the corporation to breach existing [*6] employment and award agreements).

As an alternative to exclusion of a proposal in its entirety under Rule 14a-8(i)(2), the Division has allowed proponents to revise proposals to apply only prospectively, so that a revised proposal, if implemented, would no longer cause the company to breach an existing agreement. Typically, in these instances, the proposal seeks to establish a policy that governs both existing and future agreements. See FirstEnergy Corp., March 3, 1999 (proposal to require stockholder approval of existing and future executive severance agreements); Wal-Mart Stores, Inc., March 6, 1997 (proposal to modify company's existing and future stock option agreements).

In this instance, the Proposal seeks rescission of only the Merger Agreement, an existing agreement governing the merger transactions between the Company and PepsiCo, Inc. These transactions were substantially completed after the closing date of the merger on May 20, 1999. The Proposal does not seek to establish a policy to govern any kind of future agreements. The Proposal instead seeks to unwind a merger that the Company and PepsiCo, Inc. completed in May of 1999. Even a unilateral repudiation by the Company [*7] of the Merger Agreement would not unwind the merger. Therefore, the Proposal cannot be cured by allowing the Proponent to revise it to apply only prospectively.

The implementation of the Proposal would cause the Company to breach the terms of the Merger Agreement in violation of state law, a defect that cannot be cured by revision. Accordingly, the Company should be allowed to exclude the Proposal in its entirety under Rule 14a-8(i)(2).

II. The Proposal May be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Under Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Division has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(6). See Galaxy Foods Company, October 12, 1999 (permitting exclusion of proposal that required the company to breach existing employment agreement and promissory note); BankAmerica Corporation, February 24, 1999 (permitting exclusion of proposal that required the corporation to breach existing employment [*8] and award agreements).

As noted above, if implemented, the Proposal would cause the Company to rescind unilaterally the Merger Agreement, in breach of the Merger Agreement, and in violation of state law. The directors do not have the power or authority to undertake unlawful actions. Because the Company would lack the power or authority to lawfully implement the Proposal, the Proposal is properly excludable in its entirety under Rule 14a-8(i)(6) as well.

III. The Proposal May be Excluded under Rule 14a-8(i)(3) Because it is Based on Materially False and Misleading Statements

Under Rule 14a-8(i)(3), a company may exclude a proposal or supporting statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a-9 explains that misleading material includes "material that directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See Parkvale Financial Corporation, [*9] July 30, 1999 (permitting exclusion of statements of opinion made without factual basis, absent correction by proponent); CCBT Bancorp, Inc., April 20, 1999 (permitting exclusion of supporting statement alleging that directors acted improperly without factual foundation).

The entire supporting statement is false and misleading because it implies that material terms were withheld from the shareholders, and that the Company has been defrauded. To the contrary, the risks, cash payments, debt assumption, share repurchase arrangements, ownership structure and all material terms and conditions of the merger were described in detail in the April 19, 1999 proxy materials provided to the shareholders. The shareholders also had ample opportunity to consider the proxy materials prior to the May 20, 1999 meeting at which a majority of the shareholders approved the Merger Agreement. It is therefore misleading for the Proponent to assert, for example, that the Merger Agreement "saddled" franchises on the Company for "abnormally large cash payments and debt assumptions" (second paragraph of the supporting statement), produced a "wastage" of the Company resources (third paragraph), "foisted" franchises [*10] on the Company (fifth paragraph), or compelled or "forced" the Company into share repurchase arrangements (third and last paragraphs).

The Proponent does not provide facts to support the alleged "fraud" (third and last paragraphs) or to support assertions that representations made in the April 19, 1999 proxy materials were false or deficient (second, fourth, fifth, and seventh paragraphs). Instead, the allegations of misconduct are "supported" only by inaccurate speculation. For example, the third paragraph contends that "the agreement was a fraud on the Whitman shareholders because the attorneys contrived and succeeded in denying Whitman shareholders appraisal rights under the Delaware statues [sic]." This statement is false and misleading because it states that appraisal rights are unavailable due to attorney misconduct.

In fact, appraisal rights are not normally available in a situation like this under the applicable Delaware statute. (Delaware General Corporation Law § 262.)

Although assertions of fact are made, they are made in a vague and conclusory manner, without sufficient detail. For example, in the second paragraph of the supporting statement, Proponent asserts that [*11] "the agreement was defective and self aggrandizing to PepsiCo, Inc. because it failed to fix values and other data on certain Pepsi General very valuable franchises turned over to PepsiCo, Inc.," but does not state what these values and data are, or why they properly should have been fixed. Similarly, the Proponent also asserts in the second paragraph that the agreement did not "state the deficiencies in all respects of the franchises that PepsiCo, Inc. saddled on Whitman for abnormally large cash payments and debt assumptions," but does not specify the deficiencies or why they properly should have been stated.

Likewise, the fourth paragraph of the supporting statement contends that the "opinion of the financial advisor (Credit Suisse First Boston) was too qualifying to constitute a recommendation," and that "in fact they did not even address the underlying merits of the agreement largely because of the absence of supporting financial data," but fails to state what financial data is absent. These statements are false and misleading because the opinion clearly states that the financial advisors did review financial information relating to Pepsi-Cola General Bottlers, Inc., PepsiCo [*12] subsidiaries, the Company and its subsidiaries. The fourth paragraph of the supporting statement also contends that "the agreement intimates that absent the implementation of the agreement, Pepsi General franchises would be at risk," that "this is false because Pepsi franchise agreements in the U.S. are issued in perpetuity," and that "the new franchise agreemtns [sic] are at risk according to the agreement." These statements are false and misleading because they imply that the April 19, 1999 proxy materials were deficient, but do not specify the deficiencies or why they properly should have been stated.

The Proponent contends in the fifth paragraph of the supporting statement that "it is a fact that PepsiCo, Inc., whose attorneys had a major role to play in the agreement, mislead [sic] Whitman Corp. when it stated repeatedly that the objective of the 'deal' was to strenghten [sic] the competetive [sic] position of the Pepsi General franchise," and emphasizes that "THE REAL REASON WAS TO OBTAIN CONTROL OF PEPSI GENERAL (WHITMAN) AND HAVE WHITMAN PAY OUT A LARGE SUM OF CASH AND ASSUME DEBT OF THE FRANCHISES FOISTED ON IT." Similarly, Proponent contends that "PepsiCo, Inc. had major [*13] role in designing the agreement by reason of its minority but influential ownership of Pepsi General, the 80% owned subsidiary of Whitman" (first paragraph). These statements are false and misleading because they impugn the character, integrity and personal reputation of the individuals who negotiated the Merger Agreement, imply that the April 19, 1999 proxy materials were deficient, but do not specify the factual basis for the alleged misconduct, the deficiencies, or why they properly should have been stated.

The Proponent contends in the sixth paragraph that "suffice it to say that PepsiCo, Inc.'s prospectus for the i.p.o. of THE PEPSI BOTTLING GROUP, INC. DATED March 11, 1999, stated succinctly that proceeds (over $2 billions [sic]) would be used for debt reduction at PepsiCo, Inc." This sentence is false and misleading because it, too, implies that the April 19, 1999 proxy materials were deficient, but fails to specify the deficiencies or why they properly should have been stated. The Proponent then states that "the sale/assignment of PepsiCo, Inc. franchises in Eastern Europe was a blatant decision to unload a bunch of unprofitable properties on to Pepsi General (Whitman)," and [*14] that "some of these franchises may have included those returned to PepsiCo, Inc. by Leucadia National Corp. which lost over $40 million over a short period from its involvement with PepsiCo, Inc. in that operation" (seventh paragraph). Again, these statements are false and misleading because they imply that the April 19, 1999 proxy materials were deficient, but fails to specify the deficiencies or why they properly should have been stated.

In the last paragraph, the Proponent contends that "particularly vexing is the undisputed fact that the agreement forced Whitman to expend almost $400 million to purchase its shares in the market and deed those shares (about 40% of the Whitman total outstanding) to PepsiCo, Inc. as part of the fraud." The Proponent then states that "this reminds one of the remark from a leader of the U.S.S.R. that we (the U.S. would knit the rope by which it would hange [sic] ourselves), and that "apparently, the perpetrators of the April 19, 1999 agreement sought to implement that strategy for Whitman Corp. and its shareholders." These statements are false and misleading because they impugn the character, integrity, and personal reputation of the individuals [*15] who negotiated the Merger Agreement, without providing factual foundation to support the alleged "fraud" by the alleged "perpetrators."

Finally, the supporting statement is false and misleading because it implies that the allegations of "flagrant errors and misstatements, misleading in many instances, innimical [sic] to the interests of Whitman Corp., and designed to benefit PepsiCo, Inc. at the expense of Whitman Corp." (first paragraph) and "fraud" (third and last paragraphs) made by the Proponent are sufficient to permit rescission, and that the Company is entitled to damages. The Proposal fails to mention that under the terms of the Merger Agreement, PepsiCo, Inc. would be entitled to injunctive relief and specific performance if the Company attempted to rescind based on the Proponent's unsupported allegations of misconduct. (Merger Agreement, Section 13.08.)

The statements in the Proposal allege improper conduct without adequate factual foundation, in violation of Rule 14a-9. We recognize that the Division has allowed proponents to correct or delete false, misleading, or unsupported portions from a proposal so that the revised proposal no longer violates Rule 14a-8(i)(3). [*16] See Parkvale Financial Corporation, July 30, 1999 (permitting exclusion of statements of opinion made without factual basis, absent correction by proponent); CCBT Bancorp, Inc., April 20, 1999 (permitting exclusion of supporting statement alleging that directors acted improperly without factual foundation). In this instance, correction of the false, misleading, or unsupported statements would require the removal of essentially all portions of the Proposal. Accordingly, the Company should be allowed to exclude the Proposal in its entirety under Rule 14a-8(i)(3).

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the Proxy Materials for its 2000 Annual Meeting in reliance on Rule 14a-8(i)(2), (3) and (6).

The Company presently anticipates mailing its Proxy Materials for the 2000 Annual Meeting to shareholders on or about March 15, 2000. We would appreciate a response from the Staff in time for the Company to meet this schedule.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning [*17] it to the undersigned using the stamped, pre-addressed envelope provided. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please call Jim L. Kaput at (312) 853-2655, or Nancy Y. Chu at (312) 853-7361.

Very truly yours,

Nancy Y. Chu

ATTACHMENT 1

October 16, 1999

Mr. Bruce S. Chelberg, Chairman and C.E.O.
Whitman Corporation
3501 Algonquin Road
Rolling Meadows, Illinois 60008

Dear Mr. Chelberg,

As a large and long term shareholder of Whitman Corp., I propose a resolution to be included in the proxy statement for the forthcoming annual meeting of stockholders so that they may consider and vote thereon.

Be it resolved, that the directors take such action as is necessary to rescind and cancel the previously approved agreement to create a new business relationship with PepsiCo. Inc. referred to in the proxy statement dated April 19, 1999. In rescinding the said agreement, Whitman Corp. is to demand damages from PepsiCo, Inc., resulting from the implementation of the agreement.

Recission of the agreement is demanded because of flagrant [*18] errors and misstatements, misleading in many instances, innimical to the interests of Whitman Corp., and designed to benefit PepsiCo. Inc. at the expense of Whitman

Corp. PepsiCo. Inc. had a major role in designing the agreement by reason of its minority but influential ownership of Pepsi General, the 80% owned subsidiary of Whitman.

The agreement was defective and self aggrandizing to PepsiCo. Inc. because it failed to fix values and other data on certain Pepsi General very valuable franchises turned over to PepsiCo. Inc. and state the deficiencies in all respects of the franchises that PepsiCo. Inc. saddled on Whitman for abnormally large cash payments and debt assumptions.

Further, the agreement produced a wastage of Whitman Corp. Resources compelling it to purchase almost $400 million market value of stock which was given to PepsiCo. Inc. Also, the agreement was a fraud on the Whitman shareholders because the attorneys contrived and succeeded in denying Whitman shareholders appraisal rights under the Delaware statues.

The opinion of the financial advisor (Credit Suisse First Boston) was too qualifying to constitute a recommendation. In fact they did not even address the [*19] underlying merits of the agreement largely because of the absence of supporting financial data. Further the agreement intimates that absent the implementation of the agreement, Pepsi General franchises would be at risk. This is false because Pepsi franchise agreements in the U.S. are issued in perpetuity. The new franchise agreements are at risk according to the agreement.

ATTACHMENT 2

Daniel A. Bruno, C.F.A.

169 49 26 Av

Flushing NY 11358

Oct. 16, 1999

Dear Mr. Chelberg,

It is a fact that PepsiCo. Inc., whose attorneys had a major role to play in the agreement, mislead Whitman Corp. when it stated repeatedly that the objective of the "deal" was to strenghten the competetive position of the Pepsi General franchise. THE REAL REASON WAS TO OBTAIN CONTROL OF PEPSI GENERAL (WHITMAN) AND HAVE WHITMAN PAY OUT A LARGE SUM OF CASH AND ASSUME DEBT OF THE FRANCHISES FOISTED ON IT.

Suffice it to say that PepsiCo. Inc.'s prospectus for the i.p.o. of THE PEPSI BOTTLING GROUP, INC. DATED March 11, 1999, stated succinctly that proceeds (over $2 billions) would be used for debt reduction at PepsiCo. Inc.

The sale/assignment of PepsiCo. Inc. franchises in Eastern Europe was a blatant decision [*20] to unload a bunch of unprofitable properties on to Pepsi General (Whitman). Some of these franchises may have included those returned to PepsiCo. Inc. by Leucadia National Corp. which lost over $40 million over a short period from its involvement, with PepsiCo. Inc. in that operation.

Particularly vexing is the undisputed fact that the agreement forced Whitman to expend almost $400 million to purchase its shares in the market and deed those shares (about 40% of the Whitman total outstanding) to PepsiCo. Inc. as part of the fraud. This reminds one of the remark from a leader of the U.S.S.R. that we (the U.S. would knit the rope by which it would hange ourselves). Apparently, the perpetrators of the April 19, 1999 agreement sought to implement that strategy for Whitman Corp. and its shareholders.

It is requested that the entire text of this letter except the first and last paragraphs be printed in the proxy statement.

Daniel A. Bruno

2000 SEC No-Act. LEXIS 203

Securities Exchange Act of 1934 -- Rules 14a-8(i)(2), 14a-8(i)(6)

February 15, 2000

CORE TERMS: franchise, proponent, merger agreement, shareholder, proxy, false and misleading, misleading, rescind, proxy statement, implemented, staff, merger, deficient, specify, annual meeting, appraisal, entirety, Under Rule, enforcement action, owned subsidiary, financial data, factual basis, short period, unilaterally, misstatements, unsupported, perpetrators, reputation, abnormally, rescission

[*1] Whitman Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 15, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Whitman Corporation
Incoming letter dated December 17, 1999

The proposal would require the board to rescind an existing agreement with PepsiCo, Inc., and to demand damages from PepsiCo resulting from implementation of that agreement.

There appears to be some basis for your view that Whitman may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Whitman to breach an existing contract. Accordingly we will not recommend enforcement action to the Commission if Whitman omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Whitman relies.

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1: Daniel A. Bruno C.F.A.

169 49 26 Av

Flushing NY 11358

Jan. 11, 2000

Mr. Arthur Levitt, Chairman
Securities & Exchange Commission
430 Fifth Ave. N.W.
Washington, D.C. 20549

Dear Mr. Chairman,

it is a fact that some corporate managers as well [*2] as practioners in Wall Street are and continue to play fast and loose

During the early part of 1999, PepsiCo. in effect took control of General Bottlers an 89% owned subsidiary of Whitman Corp with devastating consequences to the Whitman shareholders.

I recently proposed to Whitman that they include a proposal in the 2000 proxy that that "deal" be cancelled because of inaccuracies, half truths and misleading data in the proxy material submitted to shareholders at the time.

One of the major issues was that PepsiCo. traansferred (for a major consideration) to General Bottlers and acquired from the latter valuable franchises without a determination of values. Moreover, some of the franchises "sold" to General Bottlers was "refurbished" franchises which had been returned to PepsiCo. by Leucadia National after the latter has lost $41 million from their operation over a short period.

I request a formal hearing on the issues.

Very truly yours,

Daniel A. Bruno

ADDENDUM

Dear Mr. Chairman,

The record will show that I met each and every condition of Rule 14 a-8(b) in a letter to Mr. Chelberg during the 14 day time frame.

Withal, Mr. Chelberg has filed with the SEC for permission [*3] to preclude the submission of my proposal on facetious grounds.

Daniel A. Bruno C.F.A.

INQUIRY-2: SIDLEY & AUSTIN

A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

BANK ONE PLAZA

10 SOUTH DEARBORN STREET

CHICAGO, ILLINOIS 60603

TELEPHONE 312 853 7000

FACSIMILE 312 853 7036

FOUNDED 1866

WRITERS DIRECT NUMBER

(312) 853-7361

December 17, 1999

Office of Chief Counsel
Division of Corporation Finance

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Our firm serves as counsel for Whitman Corporation (the "Company"), a Delaware corporation. We are submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act").

The Company has received a shareholder proposal (the "Proposal") from Daniel A. Bruno (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") for the 2000 Annual Meeting of Shareholders (the "2000 Annual Meeting"). The Company presently intends to exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(2), (3) and (6) under the Exchange Act. We respectfully request that the staff of the Commission (the "Staff") [*4] confirm that it will not recommend any enforcement action against the Company based on the exclusion of the Proposal.

We are enclosing six copies of this letter. A copy of the Proposal, as submitted by the Proponent, is attached as Exhibit A. Concurrently with the filing of this letter with the Commission, we are forwarding a copy of this letter to the Proponent as notice of the Company's intention to exclude the Proposal from the Proxy Materials.

Summary of the Proposal

The Proposal asks the directors to "take such action as is necessary to rescind and cancel the previously approved agreement to create a new business relationship with PepsiCo, Inc. referred to in the proxy statement dated April 19, 1999," and "demand damages from PepsiCo, Inc., resulting from the implementation of the agreement." The Proposal contends that rescission "is demanded because of flagrant errors and misstatements, misleading in many instances, innimical [sic] to the interests of Whitman Corp., and designed to benefit PepsiCo. Inc. at the expense of Whitman Corp."

Reasons for Excluding the Proposal

I. The Proposal May be Excluded under Rule 14a-8(i)(2) Because it Would Violate State Law for the Company [*5] to Rescind Unilaterally the Merger Agreement

Under Rule 14a-8(i)(2), a company may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The provisions of the merger agreement between the Company and Pepsico, Inc. (the "Merger Agreement") referred to in the Proposal do not allow the Company to rescind unilaterally the Merger Agreement. This Proposal to rescind unilaterally the Merger Agreement, if implemented, would thus require the Company to breach the terms of the Merger Agreement. Clearly, a breach of a valid contract would violate applicable Delaware state law. (Merger Agreement, Section 13.07.)

The Division has recognized that proposals that would, if implemented, cause a company to breach an existing, valid contract may be excluded from a company's proxy statement under Rule 14a-8(i)(2). See Galaxy Foods Company, October 12, 1999 (permitting exclusion of proposal that required the company to breach existing employment agreement and promissory note); BankAmerica Corporation, February 24, 1999 (permitting exclusion of proposal that required the corporation to breach existing [*6] employment and award agreements).

As an alternative to exclusion of a proposal in its entirety under Rule 14a-8(i)(2), the Division has allowed proponents to revise proposals to apply only prospectively, so that a revised proposal, if implemented, would no longer cause the company to breach an existing agreement. Typically, in these instances, the proposal seeks to establish a policy that governs both existing and future agreements. See FirstEnergy Corp., March 3, 1999 (proposal to require stockholder approval of existing and future executive severance agreements); Wal-Mart Stores, Inc., March 6, 1997 (proposal to modify company's existing and future stock option agreements).

In this instance, the Proposal seeks rescission of only the Merger Agreement, an existing agreement governing the merger transactions between the Company and PepsiCo, Inc. These transactions were substantially completed after the closing date of the merger on May 20, 1999. The Proposal does not seek to establish a policy to govern any kind of future agreements. The Proposal instead seeks to unwind a merger that the Company and PepsiCo, Inc. completed in May of 1999. Even a unilateral repudiation by the Company [*7] of the Merger Agreement would not unwind the merger. Therefore, the Proposal cannot be cured by allowing the Proponent to revise it to apply only prospectively.

The implementation of the Proposal would cause the Company to breach the terms of the Merger Agreement in violation of state law, a defect that cannot be cured by revision. Accordingly, the Company should be allowed to exclude the Proposal in its entirety under Rule 14a-8(i)(2).

II. The Proposal May be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Under Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Division has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(6). See Galaxy Foods Company, October 12, 1999 (permitting exclusion of proposal that required the company to breach existing employment agreement and promissory note); BankAmerica Corporation, February 24, 1999 (permitting exclusion of proposal that required the corporation to breach existing employment [*8] and award agreements).

As noted above, if implemented, the Proposal would cause the Company to rescind unilaterally the Merger Agreement, in breach of the Merger Agreement, and in violation of state law. The directors do not have the power or authority to undertake unlawful actions. Because the Company would lack the power or authority to lawfully implement the Proposal, the Proposal is properly excludable in its entirety under Rule 14a-8(i)(6) as well.

III. The Proposal May be Excluded under Rule 14a-8(i)(3) Because it is Based on Materially False and Misleading Statements

Under Rule 14a-8(i)(3), a company may exclude a proposal or supporting statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a-9 explains that misleading material includes "material that directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See Parkvale Financial Corporation, [*9] July 30, 1999 (permitting exclusion of statements of opinion made without factual basis, absent correction by proponent); CCBT Bancorp, Inc., April 20, 1999 (permitting exclusion of supporting statement alleging that directors acted improperly without factual foundation).

The entire supporting statement is false and misleading because it implies that material terms were withheld from the shareholders, and that the Company has been defrauded. To the contrary, the risks, cash payments, debt assumption, share repurchase arrangements, ownership structure and all material terms and conditions of the merger were described in detail in the April 19, 1999 proxy materials provided to the shareholders. The shareholders also had ample opportunity to consider the proxy materials prior to the May 20, 1999 meeting at which a majority of the shareholders approved the Merger Agreement. It is therefore misleading for the Proponent to assert, for example, that the Merger Agreement "saddled" franchises on the Company for "abnormally large cash payments and debt assumptions" (second paragraph of the supporting statement), produced a "wastage" of the Company resources (third paragraph), "foisted" franchises [*10] on the Company (fifth paragraph), or compelled or "forced" the Company into share repurchase arrangements (third and last paragraphs).

The Proponent does not provide facts to support the alleged "fraud" (third and last paragraphs) or to support assertions that representations made in the April 19, 1999 proxy materials were false or deficient (second, fourth, fifth, and seventh paragraphs). Instead, the allegations of misconduct are "supported" only by inaccurate speculation. For example, the third paragraph contends that "the agreement was a fraud on the Whitman shareholders because the attorneys contrived and succeeded in denying Whitman shareholders appraisal rights under the Delaware statues [sic]." This statement is false and misleading because it states that appraisal rights are unavailable due to attorney misconduct.

In fact, appraisal rights are not normally available in a situation like this under the applicable Delaware statute. (Delaware General Corporation Law § 262.)

Although assertions of fact are made, they are made in a vague and conclusory manner, without sufficient detail. For example, in the second paragraph of the supporting statement, Proponent asserts that [*11] "the agreement was defective and self aggrandizing to PepsiCo, Inc. because it failed to fix values and other data on certain Pepsi General very valuable franchises turned over to PepsiCo, Inc.," but does not state what these values and data are, or why they properly should have been fixed. Similarly, the Proponent also asserts in the second paragraph that the agreement did not "state the deficiencies in all respects of the franchises that PepsiCo, Inc. saddled on Whitman for abnormally large cash payments and debt assumptions," but does not specify the deficiencies or why they properly should have been stated.

Likewise, the fourth paragraph of the supporting statement contends that the "opinion of the financial advisor (Credit Suisse First Boston) was too qualifying to constitute a recommendation," and that "in fact they did not even address the underlying merits of the agreement largely because of the absence of supporting financial data," but fails to state what financial data is absent. These statements are false and misleading because the opinion clearly states that the financial advisors did review financial information relating to Pepsi-Cola General Bottlers, Inc., PepsiCo [*12] subsidiaries, the Company and its subsidiaries. The fourth paragraph of the supporting statement also contends that "the agreement intimates that absent the implementation of the agreement, Pepsi General franchises would be at risk," that "this is false because Pepsi franchise agreements in the U.S. are issued in perpetuity," and that "the new franchise agreemtns [sic] are at risk according to the agreement." These statements are false and misleading because they imply that the April 19, 1999 proxy materials were deficient, but do not specify the deficiencies or why they properly should have been stated.

The Proponent contends in the fifth paragraph of the supporting statement that "it is a fact that PepsiCo, Inc., whose attorneys had a major role to play in the agreement, mislead [sic] Whitman Corp. when it stated repeatedly that the objective of the 'deal' was to strenghten [sic] the competetive [sic] position of the Pepsi General franchise," and emphasizes that "THE REAL REASON WAS TO OBTAIN CONTROL OF PEPSI GENERAL (WHITMAN) AND HAVE WHITMAN PAY OUT A LARGE SUM OF CASH AND ASSUME DEBT OF THE FRANCHISES FOISTED ON IT." Similarly, Proponent contends that "PepsiCo, Inc. had major [*13] role in designing the agreement by reason of its minority but influential ownership of Pepsi General, the 80% owned subsidiary of Whitman" (first paragraph). These statements are false and misleading because they impugn the character, integrity and personal reputation of the individuals who negotiated the Merger Agreement, imply that the April 19, 1999 proxy materials were deficient, but do not specify the factual basis for the alleged misconduct, the deficiencies, or why they properly should have been stated.

The Proponent contends in the sixth paragraph that "suffice it to say that PepsiCo, Inc.'s prospectus for the i.p.o. of THE PEPSI BOTTLING GROUP, INC. DATED March 11, 1999, stated succinctly that proceeds (over $2 billions [sic]) would be used for debt reduction at PepsiCo, Inc." This sentence is false and misleading because it, too, implies that the April 19, 1999 proxy materials were deficient, but fails to specify the deficiencies or why they properly should have been stated. The Proponent then states that "the sale/assignment of PepsiCo, Inc. franchises in Eastern Europe was a blatant decision to unload a bunch of unprofitable properties on to Pepsi General (Whitman)," and [*14] that "some of these franchises may have included those returned to PepsiCo, Inc. by Leucadia National Corp. which lost over $40 million over a short period from its involvement with PepsiCo, Inc. in that operation" (seventh paragraph). Again, these statements are false and misleading because they imply that the April 19, 1999 proxy materials were deficient, but fails to specify the deficiencies or why they properly should have been stated.

In the last paragraph, the Proponent contends that "particularly vexing is the undisputed fact that the agreement forced Whitman to expend almost $400 million to purchase its shares in the market and deed those shares (about 40% of the Whitman total outstanding) to PepsiCo, Inc. as part of the fraud." The Proponent then states that "this reminds one of the remark from a leader of the U.S.S.R. that we (the U.S. would knit the rope by which it would hange [sic] ourselves), and that "apparently, the perpetrators of the April 19, 1999 agreement sought to implement that strategy for Whitman Corp. and its shareholders." These statements are false and misleading because they impugn the character, integrity, and personal reputation of the individuals [*15] who negotiated the Merger Agreement, without providing factual foundation to support the alleged "fraud" by the alleged "perpetrators."

Finally, the supporting statement is false and misleading because it implies that the allegations of "flagrant errors and misstatements, misleading in many instances, innimical [sic] to the interests of Whitman Corp., and designed to benefit PepsiCo, Inc. at the expense of Whitman Corp." (first paragraph) and "fraud" (third and last paragraphs) made by the Proponent are sufficient to permit rescission, and that the Company is entitled to damages. The Proposal fails to mention that under the terms of the Merger Agreement, PepsiCo, Inc. would be entitled to injunctive relief and specific performance if the Company attempted to rescind based on the Proponent's unsupported allegations of misconduct. (Merger Agreement, Section 13.08.)

The statements in the Proposal allege improper conduct without adequate factual foundation, in violation of Rule 14a-9. We recognize that the Division has allowed proponents to correct or delete false, misleading, or unsupported portions from a proposal so that the revised proposal no longer violates Rule 14a-8(i)(3). [*16] See Parkvale Financial Corporation, July 30, 1999 (permitting exclusion of statements of opinion made without factual basis, absent correction by proponent); CCBT Bancorp, Inc., April 20, 1999 (permitting exclusion of supporting statement alleging that directors acted improperly without factual foundation). In this instance, correction of the false, misleading, or unsupported statements would require the removal of essentially all portions of the Proposal. Accordingly, the Company should be allowed to exclude the Proposal in its entirety under Rule 14a-8(i)(3).

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the Proxy Materials for its 2000 Annual Meeting in reliance on Rule 14a-8(i)(2), (3) and (6).

The Company presently anticipates mailing its Proxy Materials for the 2000 Annual Meeting to shareholders on or about March 15, 2000. We would appreciate a response from the Staff in time for the Company to meet this schedule.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning [*17] it to the undersigned using the stamped, pre-addressed envelope provided. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please call Jim L. Kaput at (312) 853-2655, or Nancy Y. Chu at (312) 853-7361.

Very truly yours,

Nancy Y. Chu

ATTACHMENT 1

October 16, 1999

Mr. Bruce S. Chelberg, Chairman and C.E.O.
Whitman Corporation
3501 Algonquin Road
Rolling Meadows, Illinois 60008

Dear Mr. Chelberg,

As a large and long term shareholder of Whitman Corp., I propose a resolution to be included in the proxy statement for the forthcoming annual meeting of stockholders so that they may consider and vote thereon.

Be it resolved, that the directors take such action as is necessary to rescind and cancel the previously approved agreement to create a new business relationship with PepsiCo. Inc. referred to in the proxy statement dated April 19, 1999. In rescinding the said agreement, Whitman Corp. is to demand damages from PepsiCo, Inc., resulting from the implementation of the agreement.

Recission of the agreement is demanded because of flagrant [*18] errors and misstatements, misleading in many instances, innimical to the interests of Whitman Corp., and designed to benefit PepsiCo. Inc. at the expense of Whitman

Corp. PepsiCo. Inc. had a major role in designing the agreement by reason of its minority but influential ownership of Pepsi General, the 80% owned subsidiary of Whitman.

The agreement was defective and self aggrandizing to PepsiCo. Inc. because it failed to fix values and other data on certain Pepsi General very valuable franchises turned over to PepsiCo. Inc. and state the deficiencies in all respects of the franchises that PepsiCo. Inc. saddled on Whitman for abnormally large cash payments and debt assumptions.

Further, the agreement produced a wastage of Whitman Corp. Resources compelling it to purchase almost $400 million market value of stock which was given to PepsiCo. Inc. Also, the agreement was a fraud on the Whitman shareholders because the attorneys contrived and succeeded in denying Whitman shareholders appraisal rights under the Delaware statues.

The opinion of the financial advisor (Credit Suisse First Boston) was too qualifying to constitute a recommendation. In fact they did not even address the [*19] underlying merits of the agreement largely because of the absence of supporting financial data. Further the agreement intimates that absent the implementation of the agreement, Pepsi General franchises would be at risk. This is false because Pepsi franchise agreements in the U.S. are issued in perpetuity. The new franchise agreements are at risk according to the agreement.

ATTACHMENT 2

Daniel A. Bruno, C.F.A.

169 49 26 Av

Flushing NY 11358

Oct. 16, 1999

Dear Mr. Chelberg,

It is a fact that PepsiCo. Inc., whose attorneys had a major role to play in the agreement, mislead Whitman Corp. when it stated repeatedly that the objective of the "deal" was to strenghten the competetive position of the Pepsi General franchise. THE REAL REASON WAS TO OBTAIN CONTROL OF PEPSI GENERAL (WHITMAN) AND HAVE WHITMAN PAY OUT A LARGE SUM OF CASH AND ASSUME DEBT OF THE FRANCHISES FOISTED ON IT.

Suffice it to say that PepsiCo. Inc.'s prospectus for the i.p.o. of THE PEPSI BOTTLING GROUP, INC. DATED March 11, 1999, stated succinctly that proceeds (over $2 billions) would be used for debt reduction at PepsiCo. Inc.

The sale/assignment of PepsiCo. Inc. franchises in Eastern Europe was a blatant decision [*20] to unload a bunch of unprofitable properties on to Pepsi General (Whitman). Some of these franchises may have included those returned to PepsiCo. Inc. by Leucadia National Corp. which lost over $40 million over a short period from its involvement, with PepsiCo. Inc. in that operation.

Particularly vexing is the undisputed fact that the agreement forced Whitman to expend almost $400 million to purchase its shares in the market and deed those shares (about 40% of the Whitman total outstanding) to PepsiCo. Inc. as part of the fraud. This reminds one of the remark from a leader of the U.S.S.R. that we (the U.S. would knit the rope by which it would hange ourselves). Apparently, the perpetrators of the April 19, 1999 agreement sought to implement that strategy for Whitman Corp. and its shareholders.

It is requested that the entire text of this letter except the first and last paragraphs be printed in the proxy statement.

Daniel A. Bruno

2002 SEC No-Act. LEXIS 239

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

February 17, 2002

CORE TERMS: shareholder, retirement, disclosure, non-qualified, proxy, proponent, implemented, pilot, retirement plan, retirement benefits, pension liability, package, misleading, staff, nonqualified, investors, pension, excessive, proxy statement, annual meeting, separately, excludable, dollar, omit, compensation policy, benefits paid, top executive, transparent, annual, lumped

[*1] UAL Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 17, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UAL Corporation
Incoming letter dated December 19, 2001

The proposal requests that the board prepare a report on the pension liability of UAL's Supplemental Executive Retirement Plan and all other qualified pension plans.

There appears to be some basis for your view that UAL may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e. general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if UAL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which UAL relies.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor

INQUIRY-1:
January 25, 2002

Securities And Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of Ira Levy; no-action request by UAL Corporation

Dear Sir/Madam:

On November 21, 2001, [*2] Mr. Ira Levy (the "Proponent") submitted to UAL Corporation ("UAL" or the "Company") a shareholder proposal (the "Proposal") asking the Company's Board of Directors to provide to shareholders a report disclosing separately the pension liability of top executive retirement plans, usually called "Supplemental Executive Retirement Plans" (SERPs) and the pension liability of qualified plan(s). The supporting statement makes clear that the Proposal focuses on upper-level executive compensation.

In a letter to the Commission dated December 19, 2001, the Company stated that it intends to omit the Proposal from its proxy materials being prepared for the 2002 annual meeting of shareholders. The Company argues that the Proposal is excludable because (1) it relates to the Company's ordinary business operations, because it is not limited to executive compensation matters; (2) UAL has already substantially implemented the Proposal by means of disclosure in financial statements and the Pension Plan Table; and (3) the Proposal and supporting statement contain statements that are materially false and misleading.

As discussed below, the Proposal addresses a significant policy issue of excessive executive [*3] pay practices (SERPs) and its focus is on executive compensation while only including regular employee retirement plans costs because they are presently lumped together with executive retirement costs in disclosures. Secondly, the Proposal has not been substantially implemented as the annual financial statements and Pension Plan Table included in the proxy statement do not separately disclose the costs associated with the Company's Supplemental Retirement Plan. These disclosures are inadequate to enable shareholders to review the costs of this significant element of executive pay. UAL has failed to meet its burden of establishing that it has substantially implemented the Proposal. Finally, the statements that UAL claimed as false and misleading are discussed below.

I. Ordinary Business

In stating that the Proposal is excludable because it relates to ordinary business matters, UAL states that the Proposal is not limited to executive compensation matters because it includes general compensation matters. However, the actual content of the Proposal seeks to increase disclosure of executive retirement packages. In order to arrive at this disclosure, the Proposal must address retirement [*4] plans covering non-executive employees because the current disclosures on associated costs and liabilities of the plans are lumped together.

The fact that the associated costs of the separate plans are reported together is a decision made by the Company. The Proposal simply asks to separate the disclosures on the plans so that shareholders may evaluate this executive retirement package. Under current disclosures, companies can manipulate executive retirement packages and hide from shareholders associated costs of such plans within the figure representing the costs associated with all plans.

The Division has held that proposals relating to executive compensation policies are not excludable under ordinary business matters due to the widespread public concern regarding executive pay practices. See, e.g., Pinnacle West Capital Corporation (March 16, 1993); E.I. du Pont de Nemours and Company (February 26, 1993); Caterpillar, Inc. (December 15, 1992); and Baltimore Gas and Electric (February 13, 1992). On this subject, there has been an increasing awareness of SERPs as another element of excessive executive pay. See, e.g., Wall Street Journal, Big Send-Off: As Firms Pare Pensions [*5] For Most, They Boost Those for Executives, Ellen Schultz, June 20, 2001; and The New York Times, Now, Is Even the Boss Taking a Hit?, Stephanie Strom, December 2, 2001. This Proposal alludes to trends that transform executive compensation practices in the treatment of SERPs.

II. Substantially Implemented

UAL suggests that by providing some of the information on UAL's retirement plans contained in notes to financial statements and in annual proxy statements that the company has already substantially implemented the Proposal. UAL does not claim, however, that it has disclosed the costs and liabilities of such plans separately.

The Division has not accepted comparable arguments in the past. For example, in International Business Machines Corp. (available February 27, 1984), the company claimed that it had substantially implemented a proposal requesting the company to include in its annual report a per-share figure of the company's total tax burden because the total tax burden is already disclosed in the financial statements. The company asserted the shareholder could easily calculate the per-share tax burden. Additionally, in E.I. du Pont de Nemours (available January 16, [*6] 1981), a proposal asked the company to disclose the percentage relationship of its charitable contributions and its pre-tax domestic earnings. E.I. du Pont de Nemours claimed that the numbers were already provided in its annual report and that shareholders could calculate the percentage relationship with the current disclosure. In Lockheed Martin (available January 31, 2001), a proposal asked for a report to shareholders on the level of dilution that would result from the exercise of options held by senior executives of the Company. The Division has denied the claim that a proposal is substantially implemented when, in several different places, various pieces of the raw data necessary to calculate the desired figure are disclosed.

The Proposal seeks to provide UAL shareholders with clear information on the costs and liabilities associated with executive retirement packages separate from other plans. The Company's claim that it has substantially implemented the Proposal by providing the disclosures for plans lumped together is not adequate and does not agree with the Division's past practice.

III. False and Misleading Statements

UAL asserts that the Proposal may be excluded pursuant [*7] to Rule 14a-8(i)(3) and 14a-9 because it contains statements that are materially false and misleading. Therefore, clarification will be given on each statement in which the Company has concerns.

First, the Company states that the Proposal and supporting statement are misleading because the Proposal requests information that would cover thousands of UAL employees, while the supporting statement discusses benefits for top executives.

As mentioned earlier, the Proposal targets disclosure on executive retirement plans. The Proposal's intention is to separately disclose the requested figures for the non-qualified retirement plan in which the senior executives participate next to the figures for the remaining plans. Specifically, the non-qualified plan is the United Air Lines, Inc. Supplemental Retirement Plan.

Secondly, UAL claims that the Proposal's assertion that it would give shareholders a basis to evaluate the UAL's executive compensation policy is false because there are thousands of employees covered by UAL's non-qualified retirement plans. However, as mentioned above, the Proposal intends to separate the figures of the non-qualified United Air Lines, Inc. Supplemental Retirement [*8] Plan from other pension plans. All the remaining UAL retirement plans' disclosures may remain lumped together.

The Company states that the Proponent does not cite any support of a few statements such as excessive executive pay packages "have alarmed the public," "companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature," and "SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements." The statements above are supported by a Wall Street Journal article dated June, 20, 2001 by Ellen Schultz and entitled, Big Send-Off: As Firms Pare Pensions For Most, They Boost Those for Executives. The statement regarding SERPs is also supported by the New York Times article dated December 2, 2001 by Stephanie Strom and entitled, Now, Is Even the Boss Taking a Hit?

As the Company claims, the Proponent's statement refers to institutional investors that are seeking more transparent and accountable executive compensation practices while not specifically stating who these institutional investors are. To clarify, a few that can be named here are the New [*9] York City Employees Retirement System (NYCERS) and the Connecticut State Employees Retirement System. NYCERS and the Connecticut State Employees Retirement System are active institutional investors. Both submit shareholder resolutions and have proxy voting guidelines that address such issues.

In conclusion, the Proposal should not be excluded on any of the three grounds raised by UAL. First, the Proposal focuses on executive compensation matters (SERPs) and raises a significant policy issue and, therefore, is not excludable as relating to general compensation matters. Second, it asks for increased disclosure on executive retirement plans not adequately released currently. Lastly, statements that UAL has raised as misleading and false have been clarified.

If you have any questions, please do not hesitate to call me at 303-693-0959. I would be pleased to be of further assistance in this matter.

Sincerely,

Ira Levy

INQUIRY-2:
UAL CORPORATION

Location: Elk Grove Township, Illinois
P.O. Box 66919
Chicago, Illinois 60666
(708) 952-4000

December 19, 2001

1934 Act/Rule 14a-8

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
[*10] Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: UAL Corporation -- Shareholder Proposal Submitted by Ira Levy

Dear Ladies and Gentlemen:

On behalf of UAL Corporation ("UAL") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Ira Levy from our proxy materials for the 2002 annual meeting of shareholders ("2002 Proxy"), which we expect to file in definitive form with the Commission on or about March 21, 2002.

We received a notice from Mr. Levy, dated November 21, 2001, submitting the proposal for consideration at our 2002 annual meeting of shareholders. The proposal (a copy of which is attached as Exhibit A) reads as follows:

SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

"RESOLVED, that the shareholders of UAL Corporation (the "Company") request that the Board of Directors provide to shareholders at the most recent practicable date a report disclosing, in plain English, the pension liability, in dollar terms and as a percent of total pension liability, [*11] that relate to the top executive retirement plan, usually called "Supplemental Executive Retirement Plan" (SERP) and the pension liability for qualified pension plan(s). Said report shall also include the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified Plans combined covering the Company's employees. For the purposes of this resolution, "SERP" refers to any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415."

Supporting Statement

A 2001 Charles D. Spencer & Associates survey on executive compensation found that 78% of companies surveyed reported that their top executives were covered by a nonqualified supplemental executive retirement plan (SERP).

Typically, SERPs were created to increase the retirement benefits that executives are paid over the limitations set by IRC Sec. 415 on benefits paid. SERPs are also exempt from the Employee Retirement and Income Security Act (ERISA) rules regarding funding, participation, vesting, and fiduciary duties. In 2000, the maximum amount of [*12] retirement benefits payable under IRC and ERISA was $135,000.

Maintained by employers, SERPs provide deferred compensation for a select group of management or highly compensated employees. At present, retirement plans for executives of UAL Corporation include benefits derived from an ERISA qualified pension plan for regular employees and then greatly supplemented by nonqualified benefits from a SERP. In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature. Many institutional shareholders have since sounded the alarm by seeking more transparent and accountable executive compensation practices.

However, executive pay schemes involving SERPs have not been transparent. SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements. A Wall Street Journal article in June 2001, emphasized that companies can easily hide their liability within the liability associated with their regular pensions. In disclosure documents, the liabilities for SERPs [*13] and regular, qualified pension plans are simply lumped together, leaving shareholders unaware of the magnitude of liabilities associated with SERPs.

The proposed report will separate the SERP figures from other pension plan(s) figures allowing shareholders to evaluate this executive compensation policy.

For the reasons above, we believe that requiring disclosure of the UAL's SERP will help ensure that executive compensation decisions are rendered in the interests of the shareholders.

Pursuant to Rule 14a-8(j), I have enclosed six copies of this letter and the proposal, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of each of the no action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify it of our intention to omit the proposal from our 2002 Proxy.

We believe that the proposal may be properly omitted from UAL's proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be Properly Omitted under Rule 14a-8(i)(7) because it deals with UAL's Ordinary Business Operations

Rule 14a-8(i)(7) [*14] under the Exchange Act permits a registrant to omit a proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary course of business."

The Proponent's proposal requests that the Board of Directors deliver a report to shareholders disclosing information regarding the pension liability that relates to "the top executive retirement plan usually called a 'Supplemental Executive Retirement Plan' (SERP) and the pension liability for qualified pension plan(s)." His proposal defines SERP for this purpose to mean "any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415." Under the proposal, the report is also to include the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified plans combined covering the Company's employees.

The Staff's position with respect to shareholder proposals regarding compensation matters has been to consistently permit omission of the proposal under Rule 14a-8(i)(7) when it relates to general compensation matters but to require [*15] companies to include a proposal when it relates to only executive compensation matters. See e.g., Lucent Technologies Inc. (November 6, 2001); American Home Products Corporation (February 24, 2000); Minnesota Mining and Manufacturing Company (March 4, 1999); KeyCorp (March 19, 1996); and Battle Mountain Gold Company (February 13, 1992). In addition, the Commission has stated that the Staff "will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release No. 39093 (August 16, 1983).

The proposal is not limited to executive compensation matters and is, in fact, broad enough to cover thousands of current and former UAL employees, the vast majority of whom are pilots and employees represented by the

International Association of Machinists ("IAM-represented employees"). UAL has three non-qualified plans which supplement qualified retirement plan benefits with non-qualified benefits.

The United Air Lines, Inc. Supplemental Retirement Plan covers approximately 30 current management employees and 100 retired management employees. Six of the [*16] currently-covered management employees are executive officers as defined in Rule 3b-7 under the Exchange Act. The same benefits are also provided to approximately 5,000 current pilots and 2000 retired pilots under the United Airlines Pilot Supplemental Retirement Plan pursuant to a collective bargaining agreement between UAL and the union representing UAL's pilots. Both of these plans are designed to provide benefits that cannot be provided under UAL's qualified defined benefit pension plans due to limitations under not only Internal Revenue Code ("IRC") § 415 but also IRC § 401(a)(17). IRC § 415 limits the benefits that can be provided from a qualified defined benefit plan to $140,000 per participant per year in 2001 (this limit was $135,000 in 2000, and is scheduled to increase to $160,000 in 2002). IRC § 401(a)(17) limits the compensation that can be taken into account to calculate a participant's benefit to $170,000 in 2001 (this limit is scheduled to increase to $200,000 in 2002).

A third plan, the UAL Corporation Supplemental Employee Stock Ownership Plan, provides nonqualified retirement benefits to approximately 1,800 management and salaried employees, 7,000 [*17] pilots and 1,000 employees represented by the International Association of Machinists ("IAM-represented employees"). This plan is designed to provide benefits which cannot be provided under the UAL Corporation Employee Stock Ownership Plan ("ESOP"), a qualified stock bonus plan, due, again, to limitations under not only IRC § 415 but also IRC § 401(a)(17). IRC § 415 limits the contributions that can be made to a qualified defined contribution plan to $35,000 per participant per year in 2001 (this limit was $30,000 in 2000, and is scheduled to increase to $40,000 in 2002). As discussed above, IRC § 401(a)(17) limits the compensation that can be taken into account to calculate a participant's benefit for both defined benefit and defined contribution plans to $170,000 in 2001 (this limit is scheduled to increase to $200,000 in 2002).

In summary, therefore, with respect to non-qualified retirement benefits, UAL thus does not treat its top executives differently than it treats other highly-compensated UAL employees (including pilots and IAM-represented employees). UAL does not maintain any non-qualified plans that cover exclusively executive officers. The three UAL non-qualified [*18] retirement plans pay benefits that cannot be paid under its qualified retirement plans due to various IRC limitations, including but not limited to the IRC § 415 limitation referred to in the proposal. Finally, actual participation in UAL's non-qualified retirement plans changes constantly because of cost of living increases and tax law changes to these types of plans and, therefore, cannot be determined with certainty until an employee terminates employment.

Accordingly, because UAL does not have a "SERP" or other supplemental non-qualified plan providing retirement benefits to executive officers that differ from those provided to thousands of its other employees, it is clear that the report requested in the proposal relates to UAL's ordinary business operations. The information requested would, if anything, give shareholders primarily information concerning the compensation policy for pilots, which would clearly relate to UAL's ordinary business operations, because the vast majority of the thousands of UAL employees who currently receive or will receive benefits from UAL's non-qualified retirement plans are pilots.

The Staff recently granted no-action relief to Lucent Technologies [*19] with respect to a proposal that covered "All officers and directors" because there were over 365 Lucent employees who had the title of an officer and over 1,315 employees who had a title with the word director in it (e.g., Director, Capital Matters), and the proposal, therefore, would have covered not only senior executives but a large number of non-executive employees. Lucent Technologies Inc. (November 6, 2001)

The proposal clearly covers general compensation matters because the information requested would cover thousands of current and former UAL employees. Therefore, it is my opinion that the proposal is properly excludable under Rule 14a-8(i)(7) because the proposal involves UAL's ordinary business operations.

II. The Proposal may be Properly Omitted under Rule 14a-8(i)(10) because UAL Has Already Substantially Implemented the Proposal

Rule 14a-8(i)(10) under the Exchange Act permits a registrant to omit a proposal from its proxy statement "if the company has already substantially implemented the proposal."

Each year the notes to UAL's financial statements attached as an appendix to UAL's annual proxy statement, a copy of which is sent to all shareholders, contain some [*20] of the information that the Proponent is requesting be delivered to UAL shareholders. As discussed above, UAL does not have a non-qualified retirement plan that is limited to top executives, and UAL's nonqualified retirement plans have thousands of participants, most of whom are pilots.

The notes to the financial statements already include a great deal of information with respect to UAL's retirement and post-retirement plans, including the benefit obligations for the retirement and post-retirement plans both at the beginning and at the end of year, the service cost, the interest cost, benefits paid and the fair value of the plan assets, and an extensive discussion of UAL's ESOPs, including the Supplemental ESOP. In addition, the Pension Plan Table in UAL's annual proxy statement discloses the information required by Items 402(f) of Regulation S-K concerning benefits from the qualified and non-qualified pension plans for the "named executive officers" as defined in Item 402(a)(3).

The Staff has granted no-action relief in the past to companies that had substantially implemented a proposal. See e.g., The Gap, Inc. (March 16, 2001) and Kmart Corporation (February 23, 2000). In addition, [*21] the Commission has indicated that a proposal can be found substantially implemented even if the Company has not implemented it in full. Exchange Act Release No. 34-20091 (August 16, 1983) ("In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose.")

UAL has already substantially implemented the proposal because it already delivers pension information to shareholders by means of the annual financial statements and the Pension Plan Table included in UAL's Proxy statement. It is my opinion, therefore, that the proposal may be excluded from UAL's 2002 Proxy pursuant to Rule 14a-8(i)(10).

III. The Proposal may be Properly Omitted Under Rule 14a-8(i)(3) and 14a-9 as it is Materially False and Misleading

Rule 14a-8(i)(3) [*22] under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The proposal is properly excludable under Rule 14a-8(i)(3) because the proposal, together with the supporting statement, is materially misleading, contains unsubstantiated assertions and portrays Proponent's opinion as statements of fact.

First, the proposal and supporting statement falsely imply that UAL has a "top executive" retirement plan, which it does not. The proposal and the supporting statement are misleading when read together because the proposal, as discussed above, requests information that would cover thousands of current and former UAL employees, the vast majority of whom are pilots, while the supporting statement only discusses benefits for top executives.

The proposed report will separate the SERP figures from other pension plan(s) figures allowing shareholder to evaluate this executive compensation policy. [*23]

The information requested in the proposal will in fact not give UAL shareholders a basis to evaluate UAL's top executive compensation policy - there are thousands of current and former UAL employees, the vast majority of whom are pilots, covered by UAL's non-qualified retirement plans. Rather, it is clear that the information requested would give shareholders information primarily concerning the compensation for pilots.

In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature.

Proponent fails to provide any support for his statement that excessive executive pay packages "have alarmed the public," nor does he cite any reports regarding "companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature." The implication that UAL's compensation arrangements are "excessive executive packages" is also unwarranted and misleading and is, at most, Proponent's opinion. In addition, this statement is misleading with respect to UAL because the information required in the proposal [*24] has little, if anything, to do with executive pay packages. Rather, the information requested when applied to UAL would include information relating to non-qualified retirement plans, which as stated above cover thousands of current and former UAL employees, the vast majority of whom are pilots.

In the supporting statement, the proponent asserts that "many institutional investors have since sounded the alarm by seeking more transparent and accountable executive compensation practices," but does mention who these institutional investors are.

The proponent also asserts in his supporting statement that "SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements," without noting that such statement is only the opinion of the Proponent.

In 2000, the maximum amount of retirement benefits payable under IRC and ERISA was $135,000.

The proponent fails to disclose that, as discussed above, in addition to the $135,000 annual benefit limit for defined benefit plans under IRC § 415, there are other limits under not only IRC § 415 but also IRC § 401(a)(17) which limit benefits that can be paid [*25] from and contributions that can be made to a qualified plan. Specifically, IRC § 415 limits the contributions that can be made to a qualified defined contribution plan to $35,000 per participant per year in 2001 (this limit was $30,000 in 2000, and is scheduled to increase to $40,000 in 2002). Included in this limit are employee and employer contributions to so-called "cash or deferred 401(k) plans" (which UAL maintains for all employee groups) as well as employer contributions to the ESOP. This limitation causes thousands of non-highly compensated employees to receive benefits from the Supplemental ESOP.

Proponent's supporting statement thus contains unsupported false and misleading statements. Accordingly, it is my opinion that the proposal may be excluded from UAL's 2002 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). [*26]

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2002 Proxy, please contact me at (847) 700-5727 or Rick Toman at (847) 700-6228. We may also be reached by facsimile at (847) 700-4683 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Christine S. Grawemeyer
Senior Counsel

ATTACHMENT 1

UAL CORPORATION SHAREHOLDER PROPOSAL

SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

"RESOLVED, that the shareholders of UAL corporation (the "Company") request that the Board of Directors provide to shareholders at the most recent practicable date a report disclosing, in plain English, the pension liability, in dollar terms and as a percent of total pension liability, that relate to the top executive retirement plan, usually called "Supplemental Executive Retirement Plan" (SERP) and the pension liability for qualified pension plan(s). Said report shall also include the total number [*27] of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified plans combined covering the Company's employees. For the purposes of this resolution, "SERP" refers to any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415."

Supporting Statement

A 2001 Charles D. Spencer & Associates survey on executive compensation found that 78% of companies surveyed reported that their top executives were covered by a nonqualified supplemental executive retirement plan (SERP). Typically, SERPs were created to increase the retirement benefits that executives are paid over limitations set by IRC Sec. 415 on benefits paid. SERPs are also exempt from the Employee Retirement and Income Security Act (ERISA) rules regarding funding, participation, vesting, and fiduciary duties. In 2000, the maximum amount of retirement benefits payable under IRC and ERISA was $135,000.
Maintained by employers, SERPs provide deferred compensation for a select group of management or highly compensated employees. At present, retirement plans for [*28] executives of UAL Corporation include benefits derived from an ERISA qualified pension plan for regular employees and then greatly supplemented by nonqualified benefits from a SERP. In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature. Many institutional shareholders have since sounded the alarm by seeking more transparent and accountable executive compensation practices.
However, executive pay schemes involving SERPs have not been transparent. SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements. A Wall Street Journal article in June 2001, emphasized that companies can easily hide their liability within the liability associated with their regular pensions. In disclosure documents, the liabilities for SERPs and regular, qualified pension plans are simply lumped together, leaving shareholders unaware of the magnitude of liabilities associated with SERPs.

The proposed report will separate the SERP figures from other pension plan(s) [*29] figures allowing shareholders to evaluate this executive compensation policy.
For the reasons above, we believe that requiring disclosure of the UAL's SERP will help ensure that executive compensation decisions are rendered in the interests of shareholders.

ATTACHMENT 2

Ira Levy
15519 Crystallo Drive
Parker, CO 80134

November 21, 2001

Francesca M. Maher
Secretary
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Dear Secretary Maher:

I am writing to give notice that pursuant to the 2001 proxy statement of UAL Corporation (the "Company"), I intend to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 937 shares of common stock (the "Shares") of the Company, and I have held the Shares continuously for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I plan to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence [*30] regarding the Proposal to me at 303-693-0959.

Sincerely,

Ira Levy

2001 SEC No-Act. LEXIS 791

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

November 6, 2001

CORE TERMS: shareholder, excludable, board of directors, proxy, remuneration, salary, vague, stock, state law, senior executive, decrease, senior, implemented, decreased, federal law, misleading, retirement, severance, enforcement action, shareholder action, proxy statement, stock option, pension plan, revise, recommendation, reimbursement, requesting, effectuate, unilateral, indefinite

[*1] Lucent Technologies Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 6, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated October 4, 2001

The proposal seeks to decrease the salaries, remuneration and expenses of "ALL officers and directors" of Lucent.

There appears to be some basis for your view that Lucent may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lucent relies.

Sincerely,

Jonathan Ingram
Special Counsel

INQUIRY-1:
PITNEY, HARDIN, KIPP & SZUCH LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1550

October 4, 2001

Via UPS Overnight Delivery

Office of the Chief Counsel
Division [*2] of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Edward A. Kearns et al.

Ladies and Gentlemen:

On behalf of Lucent Technologies Inc., a Delaware corporation (the "Company" or "Lucent") and, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal (the "Proposal") submitted by Edward A. Kearns (the "Proponent"), on behalf of himself and Margaret Bostwick, Kurt Akersten, Donna Cox *, E. June Curtin *, Henry L. Hemmerling and Eleanor Christensen, for inclusion in Lucent's proxy materials to be distributed in connection with its 2002 Annual Meeting of Shareholders. We request the confirmation of the Staff of the Office of the Chief Counsel that it will not recommend enforcement action if Lucent omits the Proposal from its 2002 proxy materials for the reasons set forth in this letter. Because Lucent must print more than 5 million copies of the proxy statement, we would appreciate your response by November 2, 2001.

* Shareholder did not submit evidence of eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b). [*3]

We have enclosed six copies of this letter and the Proposal. A copy of this letter is also concurrently being sent the Proponent as notice of Lucent's intention to omit the Proposal from its proxy materials.

The Proposal states: "Considering that the value of Lucent stock has fallen dramatically and substantially, we propose ALL officers and directors of said corporation have their salaries, remuneration's, expenses, etc. immediately be decreased by 50%."

I. Statement of Reasons Supporting Exclusion

For the reasons set forth below, the Company believes that the Proposal may properly be excluded from its 2002 proxy materials under Rule 14a-8.

A. The Proposal is improper because it relates to Lucent's ordinary business operations pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations."

The Staff has defined this exclusion to include proposals relating to "general compensation issues." See CoBancorp Inc. (Feb..22, 1996); Caterpillar, Inc. (Feb. 13, 1992). The Staff has consistently stated that, although proposals relating to general [*4] compensation issues are excludable, proposals relating to senior executive compensation issues are not excludable. See Xerox Corp. (Mar. 25, 1993) (referring to senior executive compensation as an includable matter); Battle Mountain Gold Co. (Feb. 13, 1992) (proposal relating to either senior executives or other employee compensation excludable unless revised to include only senior executives); Minnesota Mining and Mfg. Co. (Mar. 4, 1999) (proposal to limit the yearly percentage increase of the "top 40 executives" compensation excludable under Rule 14a-8(i)(7) because it relates to "ordinary business operations"). The distinction between senior executive compensation and general compensation issues has significant policy implications and therefore proposals directed solely to the compensation of senior executives of the Company are not excludable on grounds of "ordinary business operations." See Battle Mountain Gold Co. (Feb. 13, 1992); Baltimore Gas and Elec. (Feb. 13, 1992).

The Proposal is flawed because it targets far broader compensation policies and practices than senior executive compensation. The term "ALL" used in the Proposal clearly indicates that the [*5] Proposal applies to directors and employees outside of the classification commonly identified as a member of the board of "Director"s and "senior executive." Approximately 290 U.S. employees and 75 non-U.S. employees of Lucent and its consolidated subsidiaries currently have the title of an "officer" or "vice president." In addition to members of the board of directors who hold the title "Director," many of the approximately 975 U.S. employees and 340 non-U.S. employees of Lucent and its consolidated subsidiaries have a title such as "Director, Capital Markets" or "Director, Compensation," used internally and externally. In order to effect the change requested in the Proposal, Lucent would be required to decrease the compensation of not only "senior executives" but also a large number of its employees who are not senior executives or members of the board of directors.

The Company therefore believes that the Proposal addresses Lucent's "general compensation matters", because it is not limited to senior executives but rather applies to a large number of executive and non-executive employees. Thus, the Proposal is the type of "ordinary business" the Staff allows to be excluded under [*6] Rule 14a-8(i)(7).

B. The Proposal is improper because it could cause Lucent to violate state and federal law pursuant to Rule 14a-8(i)(2).

Rule 14a-8(i)(2) permits a company to exclude from its proxy materials a proposal if the proposal would, if implemented, cause the company to violate any federal, state or foreign law to which it is subject. The Company cannot immediately alter binding compensation arrangements, benefits and expenses as demanded in the Proposal without exposing itself to violation of Delaware law and potential litigation.

Under Delaware law, a breach of a contract by a Delaware corporation violates state law. See, e.g., Kenyon v. Holbrook Microfilming Serv., Inc., 155 F.2d 913 (2d Cir. 1946); Bowers v. Columbia Gen. Corp., 336 F. Supp. 609 (D. Del. 1971). A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract," Williston on Contracts at 1290 (3d ed. 1968), and in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure [*7] so to do, he is liable to the [other party] for the damages resulting therefrom," Wills v. Shockley, 157 A.2d 252, 253 (Del. Super. Ct. 1960). In addition, promises as to the future, reasonably calculated to induce action or forbearance which does induce such action or forbearance, are binding if injustice can be avoided only if the promise is enforced. Restatement (Second) of Contracts, at 90. See Reeder v. Sanford School, Inc., 397 A.2d 139, 141 (Del. Super. Ct. 1978); Chrysler Corp. v. Quimby, 144 A.2d 123 (Del. Super. Ct. 1958).

For many years, the Staff has not recommended enforcement action in connection with the exclusion of shareholder proposals that would cause a company to breach existing compensation agreements or arrangements pursuant to Rule 14a-8(i)(2). See NetCurrents, Inc. (June 1, 2001) (proposal relating to creation of an independent compensation committee to develop new compensation plans to replace all existing executive compensation excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach existing employment agreements [*8] or other contractual obligations); Goldfield Corp. (Mar. 28, 2001) (proposal requesting the board to seek shareholder approval of present and future executive officer severance agreements excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require the company to breach those agreements); International Bus. Machs. Corp. (Feb. 27, 2000) (proposal requesting the termination and renegotiation of CEO retirement package excludable under Rule 14a-8(i)(2)); International Bus. Machs. Corp. (Dec. 15, 1995) (proposal which sought to reduce the compensation of three executive officers excludable based on the unlawfulness of any attempt by IBM to make unilateral modifications to existing contracts in connection with the proposal); Citizen's First Bancorp, Inc. (Mar. 24, 1992) (proposal to terminate two executives' severance agreements excluded as a breach of such contracts in violation of applicable state law).

The Proposal requests that all forms of compensation for all officers and directors immediately be decreased by 50%. The Proposal, if implemented, could require Lucent to breach its obligations under existing employment arrangements and outstanding awards [*9] and obligations made under its various incentive compensation plans and retirement plans.

The Company sets the base salaries for all employees, non-senior executive officers and senior executive officers at levels that are competitive with similar positions at other companies. To immediately reduce the salaries of all its officers and directors by 50%, Lucent would be forced to breach its existing obligations and promises to employees, both non-executive and executive, and thus, violate Delaware law. Although a large majority of Lucent employees are employed "at will," immediate reduction of their current "salaries, remuneration's, expenses, etc." is likely to increase employee turn-over, reduce morale and negatively impact the Company's business and relations with its key asset -- its employees.

In addition, the Company makes stock option grants to officers and other selected employees once a year, and from time to time, in order to retain key employees, the Company will make special equity grants. The stock options have an exercise price equal to the fair market value of the stock on the grant date. These grants may be given as stock options, restricted stock units or a combination [*10] of the two. For example, in February 2001, the Company issued a special "1 for 2" stock option grant to all employees worldwide who held "underwater" stock options that had a grant price higher than their market value. In July 2001, Lucent authorized a special stock option grant to approximately 62,000 employees worldwide in order to give employees a more personal stake in the Company's turnaround. The value of these stock option and restricted stock unit awards was determined at the time of grant. Thus, the Company would be unable to reduce the value of these awards without violating state and federal law in the United States and laws applicable to its non-U.S. employees.

Lucent also has a non-contributory pension plan, the Lucent Retirement Income Plan, which covers most management employees, including executive officers. This pension plan is an employee pension benefit plan that is generally subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Even if the Proposal were approved by shareholders, the Company would be unable to decrease past or future employee contributions to the pension plan, without violating federal law.

Moreover, [*11] Lucent does have employment agreements with some of its employees. For example, Ben Verwaayen, Vice Chairman of Lucent has had an employment agreement in effect since 1997. The details of this agreement were provided in Lucent's proxy statement distributed to shareholders in connection with its 2001 Annual Meeting of Shareholders. A copy of the pertinent sections of this proxy statement are enclosed with this letter. If the Proposal were to be approved by shareholders, the Company could be forced to violate state law by breaching its obligations under the terms of the employment agreement, and Lucent could also be subject to substantial costs associated with Mr. Verwaayen's severance payments.

Accordingly, Lucent believes the Proposal may properly be omitted pursuant to Rule 14a-8(i)(2), because, if implemented, the Proposal could cause Lucent to breach existing employment and award agreements, and thus violate state and federal law.

C. The Proposal is improper because Lucent lacks the power or authority to implement the Proposal pursuant to Rule 14a-8(i)(6).

Rule 14a-8(i)(6) permits a company to exclude from its proxy materials a proposal "if the company would lack the power [*12] or authority to implement the proposal." Because the Company's unilateral modification or termination of compensation agreements or arrangements, benefits and remuneration, as proposed by the Proponent, could violate Delaware law, the Proposal is beyond Lucent's power or authority to effectuate.

The Staff previously has granted no-action requests if a company could not comply with a shareholder proposal because the proposal would cause the registrant to breach its contractual obligations, and therefore be beyond the company's power to effectuate. See Putnam High Income Convertible and Bond Fund (Apr. 6, 2001) (proposal that unilaterally required the reduction of contracted advisor fees excludable); Whitman Corp. (Feb. 15, 2000) (proposal that unilaterally rescinded an existing agreement with another company excludable); Texas Meridian Res. Corp., (Mar. 18, 1996) (proposal requesting that the compensation of the CEO and president be linked with the average salaries of other executives excludable as a breach of employment contract).

As discussed above, Lucent is unable to implement the Proposal because Lucent believes it has committed to compensate various officers according [*13] to the terms of employment, incentive compensation and retirement agreements currently in effect. Because Lucent's unilateral alteration of these compensation agreements and arrangement is likely to negatively impact the business and expose Lucent to litigation, the Proposal is beyond Lucent's power or authority to effectuate and should be properly excludable pursuant to Rule 14a-8(i)(6).

D. The Proposal is improper because it is an improper subject for shareholder action under state law.

Rule 14a-8(i)(1) permits the exclusion of shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

(i) The Proposal mandates action on matters that, under state law, fall within the powers of a company's board of directors.

Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

The Staff has consistently concurred in the exclusion of [*14] shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. See Ford Motor Co. (Mar. 19, 2001); American Nat'l Bankshares, Inc. (Feb. 26, 2001); AMERCO (July 21, 2000).

In order to implement the Proposal, the board would have to approve new compensation terms for more than 1,600 of Lucent's U.S. and non-U.S. officers and directors and direct the changes to their existing compensation packages, regardless of whether the board of directors, in the case of senior executive officers, or management, in the case of other employees, concludes in the exercise of its business judgment that such action is appropriate or in Lucent's best interests.

The Proposal relates to compensation matters as to which only the board of directors has the power to review, evaluate and make appropriate determinations. Accordingly, the Company believes that the Proposal is not proper for shareholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

(ii) The Proposal is not properly cast as a recommendation or request for the board of directors. [*15]

The note to Rule 14a-8(i)(1) states that:

"Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law."

The Proposal seeks to have the "salaries, remuneration's, expenses, etc." of all officers and directors of Lucent decreased by 50%. The Proposal is not precatory. It is not cast as a request or recommendation to the board of directors. Thus, the Company believes that the Proposal is not proper for shareholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

E. The Proposal is improper because it contains vague and misleading terms pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) authorizes the omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. The Staff has established that a proposal so vague and indefinite that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted [*16] from the proxy materials pursuant to Rule 14a-8(i)(3). See Philadelphia Elec. Co. (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable as "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.").

Each of the substantive terms used by the Proponent in the Proposal is vague and indefinite and, if adopted, would not permit the Company, or its shareholders, to determine what particular action was required to be taken. First, the Proposal applies to "ALL officers and directors" of Lucent. As discussed above, this vague term could be interpreted to apply to all employees with the title of an "officer" or "director", in addition to the members 'of the board of directors who hold the title "Director." Thus, it is not clear what the Proponent intended.

Moreover, the term "remuneration" is vague, unclear and misleading to shareholders. This term could be interpreted to include any [*17] type of compensation (such as incentive compensation, benefit plans and severance or retirement plans or arrangements). The term "remuneration" can be defined as "payment," "reimbursement," "reward," "recompense," "salary" or "compensation." See Black's Law Dictionary 898 (6th ed. 1991). The application of a 50%

decrease standard to a vague, unclear "base" would lead to an impossible calculation if the Proposal were to be implemented.

The Proposal also seeks to decrease the "expenses, etc." of all officers and directors. The term "expenses" is broad and unclear because "expenses" can include a multitude of items, such as mileage/gas reimbursement, travel and lodging expenses and meal allowances, some of which may have been previously incurred. Lucent's corporate policies dictate which expenses and the amount of expenses for which each employee of Lucent is eligible for reimbursement. Often, corporate expenses are determined by the type of activity that an officer or director is engaged in for corporate purposes and cannot be established at a certain amount in advance, nor likely able to be decreased by 50% instantaneously by Lucent fiat. The Proposal is not clear as to what "expenses, [*18] etc." is meant to include, nor is it clear what expenses the Proponent seek to reduce by 50%. The accompanying term "etc." provides no indication as to what other forms of compensation, remuneration or expenses shareholders would be voting to decrease. Thus, the language "expenses, etc." is not only vague but also misleading to the shareholders.

For the foregoing reasons, neither the shareholders nor the Company would be able to determine with any degree of certainty either the meaning of the Proposal or the manner in which it is to be implemented. Thus, the Company believes the Proposal is properly excludable pursuant to Rule 14a-8(i)(3).

II. No Opportunity to Revise

The Company respectfully submits that the Staff should not give the Proponent the opportunity to revise the Proposal. The Proposal is so defective that it would have to be completely rewritten to avoid exclusion and, if so rewritten, would amount to the submission of a new proposal.

As demonstrated above, the Proposal is fundamentally flawed since it would violate Delaware law. In addition, the Proposal is vague and misleading, and would result in substantial confusion for the shareholders.

Even if the Proponent [*19] could rewrite the Proposal to make it consistent with Delaware law and to be clear and definite, the changes would have to be so drastic that the result would be a new substantive proposal that would be untimely under Rule 14a-8(e) and, therefore, would be excludable from the Company's proxy materials. See Weirton Steel Corp. (Apr. 9, 1998).

III. Conclusion

For the foregoing reasons, Lucent believes the Proposal is excludable under Rule 14a-8 and the Proponent should not be given the opportunity to revise the Proposal. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call either of the undersigned at (973) 966-8025 or (973) 966-8270, respectively, if you should have any questions or need additional information.

Very truly yours,

WARREN J. CASEY

SHARON T. JACOBSON

ATTACHMENT

STOCKHOLDER RESOLUTION

Stockholder	Address	Shares Held
Edward A. Kearns	Osprey, FL	600

Margaret Bostwick	Pocono Pines, PA	815
Kurt Akersten	Bay Head, NJ	7,000
Donna Cox	Basking Ridge, NJ	1,636
E. June Curtin	Osprey, FL	256
Henry L. Hemmerling	Spring Hill, FL	300
Eleanor Christensen	Columbus, NJ	3,600

[*20]
Propose that:

Considering that the value of Lucent stock has fallen dramatically and substantially, we propose ALL officers and directors of said corporation have their salaries, remuneration's, expenses, etc. immediately be decreased by 50%.

Edward A. Kearns, et al
496 Meadow Sweet Circle
Osprey, Florida 34229 (September - June) 941-966-7184

P.O. Box 295
Pocono Pines, Pennsylvania 18350 (June - September) 570-646-1623

<u>2nd time sent!</u> 29 July 01!

2002 SEC No-Act. LEXIS 768

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

October 25, 2002

CORE TERMS: shareholder, proxy, annual meeting, deadline, proxy statement, eligibility, calendar, implemented, board of directors, written statement, state law, staff, submitting, grievance, intend, omit, misleading, recommendation, intimidation, retaliation, ownership, recommend, eligible, troubles, holder, enforcement action, special interest, continue to hold, foreign law, continuously

[*1] The Proctor & Gamble Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated July 16, 2002

The proposal requests that the board create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly-owned companies.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Procter & Gamble relies.

Sincerely,

Keir Devon Gumbs
Special Counsel

INQUIRY-1: P&G
Legal

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, Ohio 45202-3315
www.pg.com

513-983-2810 / 513-983-2610 (fax) / mordan.wr£pg.com

24 September 2002

Via Email and Facsimile

Office of the Chief Counsel
Division of Corporation [*2] Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Fax: 202-942-9525
cfletters£sec.gov

Re: The Procter & Gamble Company
Commission File No. 1-434
Proxy Proposals by Mr. John Crapo

Ladies and Gentlemen:

This letter supplements our request submitted to your office on 16 July 2002 regarding the shareholder proposal of Mr. John Crapo. This supplement is made on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended.

As stated in our prior letter, the Company has received a proposal (the "Proposal") from a shareholder, Mr. John Crapo, for inclusion in the Company's Proxy Statement for its 2003 annual meeting of shareholders. The Company requests the agreement of the Staff that it will not recommend any enforcement action against the Company if we omit the Proposal and ignore any future proposals by Mr. Crapo that make a substantially similar request.

A copy of this letter has been mailed to Mr. Crapo. To the extent required by Rule 14a-8(j), this letter constitutes a supporting opinion of counsel.

This letter incorporates the factual history and [*3] description of the Proposal as well as the arguments supporting the exclusion of his Proposal as set out in our 16 July 2002 letter. These arguments are further supported by the following statements and citations:

14a-8(i)(3) Violation of proxy rules

The action requested in the Proposal is inherently misleading and in violation of the Commission's proxy rules as "shareholders voting upon the proposal or the Company would not be able to determine with any reasonable certainty exactly what action or measures the Company would bc required to take in the event the proposal were to be implemented" (Central Main Power Co. (Green), March 31, 1981). The Proposal, therefore, should be excluded under Rule 14a-8(i)(3) as it violates Rule 14a-9 and its prohibition of false or misleading statements. (See also, IDACORP, Inc., July 19, 2002, 2002 SEC No-Act. LEXIS 659; American International Group, Inc., March 21, 2002, 2002 SEC No-Act. LEXIS 477; Northeast Utilities Service Corporation, April 9, 2001, 2001 SEC No-Act. LEXIS 482).

14a-8(i)(5) Relevance

The Proposal in no way relates [*4] to any part of the Company's assets or business and should be excluded under 14a-8(i)(5). We cannot provide any interpretation of the Proposal that would have any relation to even the smallest portion of the Company's assets, earnings, or gross sales. As a result, it falls below the five percent threshold set forth in Rule 14a-8(i)(5). Additionally, the Proposal does not otherwise significantly relate to the Company's business, as the legal defense fund and witness protection program proposed by Mr. Crapo are entirely outside the scope of the Company's operations and capability. (See, e.g., J.P. Morgan & Company, Inc., February 5, 1999, 1999 SEC No-Act. LEXIS 155).

14a-8(i)(6) Absence of power/authority

The Company does not have the power or authority to fulfill the Proposal and it should be excluded under 14a-8(i)(6). As stated in our prior correspondence, the Company does not have the legal ability to establish a witness protection program for harassed shareholders of publicly traded companies (See generally, Dendrite International, Inc., March 20, 2002, 2002 SEC No-Act. LEXIS 421; NetCurrents. Inc., June [*5] 1, 2002, 2001 SEC No-Act. LEXIS 589).

14a-8(i)(4) Personal grievance; special interest

As the proposal relates to a personal and private grievance of Mr. Crapo, it should also be excluded under Rule 14a-8(i)(4). It is impossible to interpret Mr. Crapo's letter as anything more that an attempt to protect his personal interest against what he perceives to be a threat from his letter carrier and landlord (See, e.g., Chittenden Corporation, January 2, 2001, 2001 SEC No-Act. LEXIS 13; The McGraw-Hill Companies, Inc., February 15, 2000, 2000 SEC No-Act. LEXIS 196).

For the reasons discussed here, the Company respectfully requests that the Staff agree the Company may omit the Proposal from its proxy materials for the 2003 annual meeting of shareholders and the Company may ignore subsequent letters from Mr. Crapo that contain substantially the same request.

Sincerely,

William R. Mordan

INQUIRY-2:
Procter&Gamble

The Procter & Gamble Company
Legal Division
1 Procter & Gamble Plaza, Cincinnati, OH 45202-3315

Phone: (513) 983-2810
Fax: (513) 983-2611
[*6] mordan.wr£pg.com

16 July 2002

Via Certified Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: The Procter & Gamble Company
Commission File No. 1-434
Proxy Proposals by Mr. John Crapo

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended.

The Company has received a proposal (the "Proposal") from a shareholder, Mr. John Crapo, for inclusion in the Company's Proxy Statement for its 2003 annual meeting of shareholders. The Company requests the agreement of the Staff that it will not recommend any enforcement action if the Company omits the Proposal and ignores future Proposals by Mr. Crapo that make a substantially similar request.

Please find enclosed six copies of the Proposal, this letter and all other correspondence between Mr. Crapo and the Company. A copy of this entire submission has been mailed to Mr. Crapo. To the extent required by Rule 14a-8(j), this letter constitutes a supporting [*7] opinion of counsel.

The Proposal submitted by Mr. Crapo, including both his first letter to the Company of June 19, 2002 and his revised submission of July 11, 2002, do not represent a clear or actionable request and are otherwise invalid under several parts of Rule 14a-8(i). While we are not sure what Mr. Crapo's Proposal truly is, his second letter includes the following language:

The Company will establish a FUND which complies with US Internal Revenue Service requirements -- which shall provide lawyer's, clerical help witness protection, and records protection AND other appropriate help to applications for the help who may/shall document they are victims of retaliation, intimidation and troubles because they are stockholders/shareholders of publicly owned companies or other registrants of the Hon US Securities and Exchange Commission.

(Crapo Letter; July 6, 2002; page 2) [sic].

The context and purpose of the Proposal is not clear. From Mr. Crapo's first letter of June 19, 2002, he appears to suggest that his US Postal Service letter carrier and his landlord are preventing him from accessing his mailbox in an attempt to force him to name them as "beneficiaries" of some [*8] type (Crapo Letter; June 19, 2002; pages 3-4). It is possible that Mr. Crapo believes the Company should in some way provide him with legal and other financial assistance in the face of this perceived threat.

Aside from the confusing and inconsistent nature of Mr. Crapo's letters, we believe his Proposal should be excluded for the following reasons:

14a-8(a)(9) Violation of proxy rules

The action requested in the Proposal is so vague and confusing that it is beyond the help of creative editing or interpretation. The shareholders voting on the Proposal would not be able to determine with any reasonable certainly exactly what the Company would do in the event the Proposal was implemented. As a result it is inherently misleading and in violation of the Commission's proxy rules.

14a-8(i)(5) Relevance

The Proposal in no way relates to any part of the Company's assets or business. Providing a remedy or recourse for "retaliation, intimidation, and troubles" of Company shareholders, much less all shareholders of all registered companies, is not within the scope of the Company's operations.

14a-8(i)(6) Absence of power/authority

The Company does not have the power or [*9] authority to provide legal protection, much less a "witness protection program," for all shareholders who are "victims of retaliation, intimidation, and troubles." If Mr. Crapo believes that others are attempting to harm him or violate the law, he should bring it to the attention of the local authorities that are empowered to address this issue, if one exists.

14a-8(i)(4) Personal grievance; special interest

The Proposal apparently relates to a personal and private issue that Mr. Crapo faces and regards a benefit that is not in the interest of shareholders at large.

For the reasons discussed here, the Company respectfully requests that the Staff agree the Company may omit the Proposal from its proxy materials for the 2003 annual meeting of shareholders and the Company may ignore subsequent letters from Mr. Crapo that contain substantially the same request.

Sincerely,

William R. Mordan

ATTACHMENT 1

Procter&Gamble

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

June 25, 2002

Mr. John Crapo (via Certified Mail)
P.O. Box 400151
Cambridge, [*10] MA 02140-0002

Dear Mr. Crapo:

We are in receipt of your letter dated June 19, 2002 purporting to submit a shareholder proposal to The Procter & Gamble Company. We received your letter on June 24, 2002. The deadline for submission of shareholder proposals for our 2002 annual meeting was April 26, 2002, so we are assuming your proposal is intended for our 2003 annual meeting.

I am writing to notify you that you have failed to comply with two of the procedural eligibility requirements set forth in SEC Rule 14a-8, a copy of which is attached to this letter.

Rule 14a-8(a) defines a shareholder proposal as "your recommendation or requirement that the Company and/or its Board of Directors take action." The Rule goes on to say that "Your proposal should state as clearly as possible the course of action that you believe the Company should follow." In your letter, you state your shareholder proposal as follows:

We request The Procter & Gamble Company Board of Directors to report to us in the next proxy statement action the Board has taken to provide how matters should be.

This purported proposal does not recommend or require the Company to take any specific action and, therefore, [*11] does not qualify as a proposal as required by Rule 14a-8(a).

Second, Rule 14a-8(b) requires that a proposal and any accompanying supporting statement may not exceed 500 words. Your letter, which appears to be the supporting statement to your purported shareholder proposal, is far longer than 500 words.

Under Rule 14a-8(f) you must correct these procedural deficiencies within 14 days of receipt of this letter. You may send any revised proposal to my attention at the above address.

Very truly yours,

Terry L. Overbey

ATTACHMENT 2

REGULATION 14A/Rule 14a-8

Note to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included [*12] along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, [*13] and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time [*14] you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 240.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership or the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many [*15] proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. [*16] The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well [*17] as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 1240. 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under [*18] state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to [*19] paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim [*20] or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the [*21] company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote If proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice

1992 SEC No-Act. LEXIS 825

Securities Exchange Act of 1934 -- Rule 14a-8

July 30, 1992

CORE TERMS: shareholder, proxy, stockholders, board of directors, misleading, inaccurate, omission, elected, false and misleading, proxy statement, bestowed, gratuities, equate, vague, course of business, senior executive, annual meeting, regulations, indefinite, inclusion, proponent, enclosed, largest, voted

[*1] Philadelphia Electric Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 1992

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Philadelphia Electric Company (the "Company")
Incoming letter dated June 1, 1992

The proposal relates to the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan or plans ". . . that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees".

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials on the grounds that it is vague and indefinite. Rule 14a-8(c)(3) permits the omission of a proposal that is contrary to any of the Commission's proxy rules and regulations, including rule 14a-9, which prohibits false and misleading statements in proxy materials. In this regard, the Division concurs in your view that the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty [*2] exactly what actions or measures the proposal requires. Under these circumstances, the Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials. In reaching a position, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

William H. Carter
Special Counsel

INQUIRY-1: PHILADELPHIA ELECTRIC COMPANY

LEGAL DEPARTMENT

2301 MARKET STREET, BOX 8699

PHILADELPHIA, PA 19101

(215) 841-5544 FAX: 568-3389

Direct Dial: 841-4263

June 1, 1992

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Philadelphia Electric Company

Ladies and Gentlemen:

In accordance with Rule 14a-8(d) under the Securities and Exchange Act of 1934, enclosed herewith are six copies of this letter and a proposal (the "Proposal") received by Philadelphia Electric Company (the "Company") on May 4, 1992, from Joanna Scott-Meyers for inclusion in the proxy materials relating to the Company's 1993 annual meeting of shareholders. This letter is to notify [*3] the Commission of the Company's belief that the Proposal may properly be omitted from its proxy materials, and to set forth the Company's reasons for the intended omission.

The Company believes the Proposal may be properly omitted from its proxy material because: (i) the Proposal is contrary to Rule 14a-9 and Rule 14a-8(c)(3) which prohibit misleading statements in proxy soliciting materials, (ii) the Proposal violates state law (Rule 14a-8(c)(2)), (iii) the Proposal is beyond the Company's power to effectuate (Rule 14a-8(c)(6)), and (iv) the Proposal deals with matters relating to the conduct of ordinary business operations (Rule 14a-8(c)(7)).

The Proposal Contains Misleading Statements

Rule 14a-8(c)(3) provides a statutory basis for omission of the Proposal. That rule authorizes omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. The Commission has established that a proposal so vague that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted from the proxy material pursuant to Rule 14a-8(c)(3).

The phrasing of the resolution portion [*4] of the proposal, i.e., the last paragraph, is ambiguous and the meaning unclear: The substance appears to request that certain shareholders refer a plan or plans to the Board of Directors "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." There is no further explanatory information. One interpretation might be that the committee is to provide other plans for the benefit of management, directors and employees. A second interpretation would be that an equivalent series of benefit plans should be implemented for the benefit of "small stockholders." A third interpretation would be that a group of benefit plans should be prepared for the benefit of all stockholders. Perhaps there are additional interpretations of the language. However, under any interpretation, the reader is left without a clear understanding of what is intended. For this reason, there is no way in which shareholders will be able to determine with reasonable certainty either the meaning of the resolution or the consequences of its implementation. For this reason, it is misleading and violates Rule 14a-8(c)(3).

In many other respects, the Proposal is [*5] misleading. In regard to the first Whereas clause, the implication that the "management team", as distinct from the Board of Directors, is elected by the stockholders is inaccurate and contrary to law. Only the Board of Directors is elected by the shareholders.

In regard to the second Whereas clause, the implication that management controls proxies is inaccurate and contrary to law. Under the Pennsylvania Business Corporation Law, like most state statutes, all shareholders have the right to appoint proxies of their own choice. Proxies solicited by management of the Company contain a statement to the effect that they will be voted exactly as directed by the shareholder. Only in the absence of a direction by the shareholder will the proxies be voted according to the preference of management. To imply the contrary is false and misleading.

In regard to the third Whereas clause, the implication that the Board of Directors does not exercise independent judgment or is controlled by management, is inaccurate and misleading.

In regard to the fourth Whereas clause, the statement that the creation and implementation of benefit plans is for the welfare of stockholders is totally false [*6] and inaccurate. All such plans are fully explained in the proxy statement in accordance with the rules of the Securities and Exchange Commission, and to imply that any one or all of benefit plans are contingent upon the Company making a "profit" is also false and misleading.

The final three Whereas clauses are also inaccurate, argumentative, or misleading.

Throughout the Proposal, there is a veiled implication or indirect charge concerning improper, illegal or immoral conduct on the part of the Board of Directors, management or the Company's largest stockholders. Such implications are completely without a factual basis and are not only false and misleading but also, in the Company's opinion, degrade and demean the shareholder proposal procedures established by the Commission. For this reason also, the Proposal should be omitted pursuant to the provisions of Rule 14a-9(b), Note b.

For all the foregoing reasons, the Proposal should be omitted pursuant to Rule 14a-8(c)(3).

The Proposal Violates State Law

The Proposal violates Sections 1757 and 1758 of the Pennsylvania Business Corporation Law pertaining to action by shareholders. Section 1757 provides, inter alia, ". . . [*7] whenever any corporate action is to be taken by vote of the shareholders of a business corporation, it shall be authorized by a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon." Section 1758 provides, inter alia, . . . "every shareholder of a business corporation shall be entitled to one vote for every share standing in his name on the books of the corporations" Although the meaning of the Proposal is unclear, to the extent it may require action to be taken by shareholders, such action can be taken only by a vote of a majority of all shareholders, not just small shareholders or shareholders owning a "limited" amount of shares ("100-1000-5000") as stated by the proponent. For this reason also, the Proposal must be omitted from the proxy statement pursuant to Rule 14a-8(c)(2).

The Proposal Deals with a Matter Relating to Ordinary Business Operation

The Company believes that the Proposal should be omitted on the basis of Rule 14a-8(c)(7) which provides that it may be omitted if it deals with a matter relating to the conduct of the ordinary business operations of the registrant. The Company [*8] is cognizant of the Commission's desire to clarify and enhance disclosure of senior executive and director compensation. Employment contracts or incentive plans for upper management have been and will be explained in the Company's proxy statements. In addition to the currently required information, the Company included a description of management's executive compensation philosophy in its 1992 proxy statement. Nevertheless, the proponent's Proposal does not limit itself to executive compensation. It appears to have a broader scope and call into question all Company benefit plans. Most of the Company's plans, especially those which have the most financial impact upon the Company, are uniform for all employees and are not limited to directors or officers. Those plans which relate to all employees on an equal basis such as medical, accident, life and retirement plans are, in the opinion of the Company, matters dealt with in the ordinary course of business and are not the kinds of plans recently referred to as senior executive and director compensation and deemed by the Commission as outside the ordinary course of business. Therefore, in so far as the Proposal may be interpreted [*9] to relate to such uniform, across-the-board plans, it should be omitted under Rule 14a-8(c)(7).

Pursuant to Rule 14a-8(d), the Company has notified Joanna Scott-Meyers of its intention to omit her Proposal from its proxy materials and has enclosed a copy of this letter with the letter to Ms. Scott-Meyers. A copy of my letter to Ms. Scott-Meyers is attached. Preliminary copies of the Company's proxy statement and form of proxy are expected to be filed, if required pursuant to Rule 14a-6(a) on or about January 26, 1993, and definitive copies on or about March 1, 1993. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(d). If you have any questions regarding this matter, please call me at (215) 841-4263.

Very truly yours,

E. C. Kirk Hall
Assistant General Counsel

ATTACHMENT

305 N. Pompano Beach Blvd.
Apt.#1412
Pompano Beach, Florida 33062

L. S. Binder, Secty.,
Philadelphia Electric Company
2301 Market Street
Philadelphia, Pa. 19101

Dear Secretary Binder

The following proposal is submitted for inclusion in the notice for the annual meeting in 1993.

WHEREAS:
The Board of Directors and its' appointed Management team [*10] are theoretically democratically elected by the stockholders and charged with the policy making and operation of the Corporations' business, and

WHEREAS:
in the real world, the Board is, in fact, elected in an autocratic "OLD BOY SCHOOL" manner; controlled by a self perpetuating management with its' control of proxies submitted by the largest stockholders having interests of their own and an unsuspecting and naive array of the small stockholders, and

WHEREAS:
the Board, at the instigation of Management, is led into establishing a wide variety of PERCS; i.e. attractive employment contracts, incentive plans, option plans, health accident life and medical plans, and "you name it plans" ad infinitum until it borders on the obscene, and

WHEREAS:
these Percs are granted, allegedly, for the good and welfare of the stockholders; although in truth the beneficiaries are Management, the Board and sundry other executives irrespective of whether this group produces a profit, and

WHEREAS:
there is Management perception that stockholders eat only after the above groups are well fed and then only to be spoon fed at Managements' benevolence and

WHEREAS:
the small stockholders, in fact, [*11] have no in-put or voice in the granting of the above noted Percs, and

WHEREAS:
the point specifically--is the Corporation existing for the primary benefit of the Directors and Management or the Stockholders???, now

THEREFORE:
BE IT RESOLVED, that a Committee of small stockholders be elected, by those stockholders of limited numbers 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees. Under all conditions the Corporation will bear the expense of this resolve.

Respectfully submitted,

Joanna Scott-Myers Date 4/29/92

1990 SEC No-Act. LEXIS 51

Securities Exchange Act of 1934-14A-8--Rule 14a-8

January 12, 1990

CORE TERMS: stockholder, proponent, registrant, shareholder, involvement, invited, vague, omit, misleading, voting, proxy, foreign government, lobbying, political issues, foreign laws, day-to-day, religious, recommend, dictate, forbid, board of directors, political process, excludable, violating, interfere, interfer, omission, moot, candidates, lobbying activities

[*1]

NYNEX Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1:
RESPONSE OF THE OFFICE OF CHIEF COUNSEL DIVISION OF CORPORATION FINANCE

Re: NYNEX Corporation (the "Company") Incoming letter dated November 28, 1989

The proposal relates to not "interfering" with the "government policy" of any foreign government that the Company has been "invited" to set-up facilities.

There appears to be some basis for your view that the entire proposal may be excluded from the Company's proxy materials pursuant to rule 14a-8(c)(3) as vague, indefinite and, therefore, potentially misleading. In arriving at our position, the staff has particularly noted that the proposal, if implemented, would require the Company to make highly subjective determinations concerning what constitutes "interference" and "government policies" as well as when the proscriptions of the proposal would apply. In the Division's view, such determinations would have to be made without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the Company, if the proposal was implemented. Accordingly, we believe that the proposal is so inherently vague and indefinite that shareholders voting on the proposal [*2] would not be able to determine with reasonable certainty what actions the Company would take under the proposal. The staff, therefore, believes that the proposal may be misleading because any action ultimately taken by the Company upon implementation of this proposal could be significantly different from the action envisioned by shareholders voting on the proposal. Under the circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omissions upon which you rely.

Sincerely,

John C. Brousseau
Special Counsel

INQUIRY-1:
November 28, 1989

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Avenue
Washington, DC 20549

Re: NYNEX Corporation

File No. 1-8608
Stockholder Proposal of Robert Mangieri

Gentlemen:

Pursuant to Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, enclosed herewith for filing on behalf of NYNEX Corporation ("NYNEX") are seven (7) copies of this letter and a letter from Robert Mangieri, a NYNEX stockholder (the "Proponent"). [*3] In the letter, the proponent sets forth a proposal (the "Proposal") n1 that he desires to be submitted to a vote of NYNEX'S stockholders at its 1990 Annual Meeting of Stockholders, currently scheduled to be held on May 2, 1990. For the reasons set forth below, NYNEX does not intend to include the Proposal in its 1990 proxy statement and form of proxy (collectively the "Proxy Materials"). NYNEX plans to file preliminary proxy materials, if necessary, on or about February 16, 1990 and to mail definitive proxy materials to its stockholders on or about March 26, 1990. NYNEX requests confirmation that the Division of Corporation Finance ("Division") will not recommend enforcement action if NYNEX omits the Proposal from its Proxy Materials.

n1 As seen in his letter, the proponent originally submitted two proposals. The first proposal, concerning a minimum share ownership requirement for NYNEX directors, has been withdrawn.

THE PROPOSAL

The Proposal states:

"WHEREAS NYNEX should not interfere in the government policy of any foreign government that NYNEX has been invited to set up facilities.

"RESOLVED, that NYNEX does not interfere in government policies of foreign nations that [*4] this company has been invited in the past and future to set up any facilities."

No supporting statement was included with the Proposal.

STATEMENT OF FACTS

NYNEX is one of the seven regional holding companies created as a result of the American Telephone and Telegraph Company divestiture in 1984. While the bulk of NYNEX's assets still consist of telephone facilities located in the northeastern United States, NYNEX subsidiaries have also established offices abroad including in France, the United Kingdom, Singapore and Australia.

In connection with its expansion into international business, NYNEX has developed the NYNEX Code of International Business Conduct ("NYNEX International Code"). NYNEX requires all employees to adhere strictly to the principles of behavior described in the NYNEX International Code (Section 1.0). The NYNEX international Code states: "It is NYNEX policy and the duty of each employee to comply fully with all laws governing the areas in which we conduct business -- from local ordinances to state, federal and foreign statutes" (Section 2.0 emphasis supplied). Further, the International Code points out that it is NYNEX policy "to follow the letter and spirit" [*5] of the Foreign Corrupt practices Act of 1977, 15 U.S.C. § 78dd-1, which forbids American businesses from attempting to influence improperly foreign officials, political parties, party officials or candidates (Sections 4.0 and 5.0).

While NYNEX is careful to observe the requirements of domestic and foreign laws, it is sometimes necessary for NYNEX to advocate a political position in the countries in which it operates. It is necessary for a firm to take a position on some political questions because they can have an impact on a firm's ability to do business or on the welfare of its employees. Accordingly, as part of their day-to-day business activities, certain employees of NYNEX and its various affiliates evaluate legislation and government policies for their impact on NYNEX's business. When a legislative proposal or government policy bears a direct relationship to NYNEX's business, appropriate NYNEX employees will, if circumstances so warrant, confer with government officials or lawmakers on that matter. NYNEX does not engage in general political lobbying (i.e., lobbying unrelated to NYNEX's business) and employees are forbidden to contribute corporate funds to political campaigns [*6] or political candidates. (NYNEX Code of Business Conduct, Section 10).

The Proposal arises out of the 1989 NYNEX Annual Meeting. At that meeting, the New York City Employees' Retirement System ("NYCERS") sponsored a proposal that NYNEX sign the MacBride Principles. The Proponent of the Proposal under consideration here made the following remarks during the discussion of NYCERS' proposal:

"What I'd like to say is that I recommend that Share Owners of NYNEX should vote against Proposal 3. In reality, NYNEX has come into this country with the invitation of the Irish government. I believe that no American corporation has the right to dictate any policy to any foreign nation. This has been the problem that ITT faced in Central and South America when they were accused of over-throwing some of the governments there. I remember through my history book that this would be a form of colonialism.

The problem we are faced with in this nation is that too many of the European and Asian countries are buying American corporations, such as Japan. And it has been brought out in many of the business weeklies that if Japan continually buys American corporations they will dictate to a great extent American [*7] policy. I think it is extremely dangerous that any American corporation again interfere with any European or any other type of government. This is a problem why in many cases that many of the Europeans, Asians, and Middle Easterners do not like Americans, and say Americans go home. This does, I think, violate the principle of America.

Again, I must reiterate -- I believe that no American corporation has the right to dictate any foreign policy or any internal policy to any nation. I believe that by approving this proposal, this would be the situation. I recommend that the Board of Directors as well as the stockholders of NYNEX vote this proposal down. Thank you, sir."

Shortly thereafter, the Proponent encapsulated this philosophy in the Proposal submitted for the 1990 Annual Meeting.

DISCUSSION

As discussed below, Rule 14a-8(c)(3), Rule 14a-8(c)(7) and Rule 14a-8(c)(10) promulgated under the Securities Exchange Act of 1934 permit NYNEX to omit the proposal. The proposal is materially misleading and so vague as to be subject to a number of interpretations. Moreover, depending upon the meaning ascribed, the proposal either relates to the ordinary business operations of NYNEX or [*8] has been rendered substantially moot by the NYNEX International Code.

1. Rule 14a-8(c)(3)

Rule 14a-8(c)(3) allows a registrant to exclude proposals which contain false or misleading statements. As will now be demonstrated, the proposal may be excluded because (a) it is inconsistent with the Commission's position on stockholder proposals relating to political issues, and (b) it is so vague as to be misleading.

a. The Proposal Is Inconsistent With The Commission's Position On Political Policy Proposals

In Chrysler Corporation (February 16, 1988) and Exxon Corporation (January 11, 1988), the Division considered proposals that are similar to the proposal. Those cases concerned identical proposals under which the registrant would have had to abstain from adopting any proposal that would "deny, restrict or impair [the registrant] from business practices in any country for political or religious reasons." The proponent of these proposals explained:

"[The registrants were] not formed as a political or religious movement. [The registrants do] and always will abide by the laws in the lands [they conduct] business in political conflicts should be resolved by the respective [*9] governments and religious authorities. Quite simply, [the registrants'] only motive to conduct business is to make money.

Thus, like the Proposal presented here, the Chrysler and Exxon proposals sought to prevent involvement by the registrants in foreign political issues.

Exxon pointed out that the adoption of such a proposal might discourage other stockholders from putting forth proposals concerning involvement in countries such as South Africa. "Such a requirement would plainly contravene the Commission's position on shareholder proposals relating to various social responsibility, including foreign involvement, issues." The Division agreed and stated that both Chrysler and Exxon could exclude the proposals under Rule 14a-8(c)(3) because they "appear to contravene the Commission's position on shareholder proposals relating to political or religious policy issues."

Like the proposals in Chrysler and Exxon, the instant Proposal is at odds with Commission policy on stockholder proposals concerning political issues. The Proposal arose in response to such a proposal (i.e., NYCERS' MacBride Principles proposal). As the Proponent's remarks at the 1989 NYNEX Annual Meeting [*10] indicate, the Proponent believes that proposals such as NYCERS' proposal seek to have American businesses dictate policies to foreign governments. The Proposal would appear to preempt such stockholder proposals by having stockholders adopt a policy of non-involvement in foreign political questions As in Chrysler and Exxon, such a proposal is contrary to Commission Policy and excludable under Rule 14a-8(c)(3).

b. The Proposal Is So Vague As To Be Misleading

While the Proposal appears to be directed against stockholder proposals such as NYCERS' proposal, there is nothing in the Proposal that limits its applicability to such situations. As a result, the Proposal gives the stockholders and management little guidance on just what would be required if the Proposal were approved. Since, as seen below, the Proposal could have several different meanings, it is impermissibly vague and excludable under Rule 14a-8(c)(3).

The Division has long recognized that a proposal may be excluded under Rule 14a-8(c)(3) if the proposal is "so vague as to make it unclear how shareholders might interpret it." n2 Similarly, a proposal can be excluded under Rule 14a-8(c)(3) when it is so vague and [*11] indefinite that "neither shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what actions or measures would be entailed in the event the proposal were approved." n3

n2 See, e.g., Minnesota Mining & Manufacturing Co. (February 2, 1976).

n3 McDonnell Douglas Corp. (March 10, 1989); see also, Commonwealth Energy System (February 27, 1989) (a proposal to require giving adequate notice to stockholders with "sufficient shares" to enable them to make proposals); Fidelcor Inc. (January 26, 1982) (a proposal to create a grass roots task force" to ensure implementation of affirmative action); Ford Motor Co. (February 2, 1980) (a proposal that employees not be allowed to violate federal job discrimination statutes); Coca Cola Co. (February 18, 1978) (a request that the board of directors take freedom of speech into account in awarding educational grants.)

It would be extremely difficult for stockholders and management to interpret the Proposal with any reasonable certainty. The meaning of the phrase "interfere in government policies of foreign nations" is unclear. It could mean that NYNEX should not violate [*12] foreign laws. However, since NYNEX already has policies prohibiting employees from violating foreign laws, this may not be the intended meaning of the Proposal. n4 It could also mean that NYNEX should not take any action that is inconsistent with the uncodified policies of host nations. This would seem to encompass actions such as those requested under some typical foreign involvement proposals. However, such an interpretation could have far-reaching consequences which may not be immediately apparent to stockholders voting on the Proposal. To illustrate, the government of the United Kingdom has stated that it is its policy to hold down inflation. If the Proposal means that NYNEX's actions must not be inconsistent with government policy, it would prevent NYNEX from increasing prices, wages or benefits in the United Kingdom because such actions could contribute to inflation. n5 Finally, the Proposal could be interpreted as preventing NYNEX from advocating through legitimate political processes the change of any foreign law. Since this key phrase of the Proposal is subject to several interpretations, it would be impossible for stockholders and NYNEX to know exactly what would be required [*13] to implement the Proposal.

n4 A similar situation occurred in Hershey Food Corp. (December 27, 1988). There, the proposal directed Hershey not to advertise on any sexually suggestive television programs. In finding the proposal so vague as to be misleading, the Division noted that Hershey already had a policy "quite similar to the one suggested." The fact that the proponent still felt that Hershey was advertising on inappropriate programs, the Division reasoned, "demonstrates the difficulties that would be faced by shareholders and the Company management in determining what steps would be required by the proposal."

As pointed out in the Statement of Facts, the NYNEX International Code already prohibits employees from violating foreign laws and from attempting to influence improperly foreign officials or candidates. It is entirely unclear what additional steps the Proponent is seeking.

n5 Clearly, a proposal which intrudes on management's discretion to establish prices, wages and benefits can be excluded as ordinary business under Rule 14a-8(c)(7). See, e.g., Pacific Gas and Electric Co. (October 28, 1988) (executive compensation is ordinary business); Pacific Telesis Group (January 19, 1989) (employee benefits are ordinary business). See discussion of Rule 14a-8(c)(7) below. [*14]

The phrase "foreign nations that this company has been invited in the past and future to set up facilities" is also subject to a number of interpretations. First, it could be referring to nations which allow American businesses to do business within their borders, Second, it could mean those nations who have issued general requests for bids or proposals on projects from foreign businesses. Third, it could be interpreted as meaning those nations which have specifically requested that NYNEX in particular set up facilities within their borders. Thus, the Proposal could have very broad or very narrow applicability depending upon the interpretation given to this phrase. The Proposal presents no guidance on which is the correct interpretation.

The Division has consistently recognized that a Proposal may be excluded under Rule 14a-8(c)(3) when it is "drafted so broadly" that stockholders voting on the proposal would not know exactly what they are voting on or where management would be unsure of what it would be required to do if the proposal were approved. n6 As discussed above, the Proposal is drafted so broadly that it could have any of a number of meanings and, thus, is excludable under [*15] Rule 14a-8(c)(3).

n6 See e.g., Hannaford Brothers Co. (December 30, 1988) (A proposal to refrain from activities "which could be damaging to the public image of the company").

2. Rule 14a-8(c)(7)

Rule 14a-8(c)(7) Provides that a registrant may properly omit a stockholder proposal "[i]f the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Commission has stated that ordinary business matters "are mundane in nature and do not involve substantial policy or other considerations." n7 Broad issues are generally regarded as substantial policy, while narrow issues are generally considered ordinary business. n8 The rationale underlying the ordinary business exclusion is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings. n9

n7 Release No. 34-12999 (November 22, 1976).

n8 Pacificorp (April 14, 1988).

n9 Release No. 34-19135 (October 14, 1982).

While the Proposal is broadly worded, it actually deals with a narrow issue, i.e., whether NYNEX should go beyond its current policy of adhering to all applicable laws when doing business [*16] in foreign countries and adopt a policy that would forbid any involvement in the shaping of foreign government policies even where they directly affect NYNEX's business. n10 As shown below, management must have the discretion to use such ordinary business tools as political lobbying in order to carry out day-to-day business operations.

n10 As discussed in Point 3 below, if the proposal is that NYNEX obey the laws of foreign governments, the proposal is substantially moot and excludable under Rule 14a-8(c)(10).

A firm has a legitimate interest in the policies of the governments of the countries in which it operates because they affect the terms on which it offers its products, workplace conditions, investment decisions, as well as its overall profitability. n11 Accordingly, part of the day-to-day business operations of a firm is to monitor political developments and to participate in the political process through such practices as political lobbying. To illustrate, NYNEX's subsidiary, New York Telephone Company, maintains an external affairs department whose responsibilities include the evaluation of New York legislation and government policies for their effect on New York Telephone. [*17] This department also confers with the New York Legislature and Executive Branch on issues which may impact New York Telephone's business (e.g., telephone regulation). Because of the impact of government policies on the day-to-day business operations of New York Telephone, this department could no more be eliminated than the marketing department.

n11 Cf. Chrysler Corp. (February 16, 1988) ("Chrysler is interested in the Social, political and religious climate of a host country as it may impinge on Chrysler's ability to sell or invest profitably.")

The Division has recognized that such participation in the political process is ordinary business under Rule 14a-8(c)(7). n12 In International Business Machines Corp. (March 8, 1988), the Division allowed the omission of the words "referendum of citizens' initiative" from a proposal because "they appear to deal with matters relating to the conduct of the Company's ordinary business operations (i.e., referenda or lobbying activities that relate directly to the Company's operations)." n13 In Pacific Telesis Group (January 19, 1989), counsel for Pacific Telesis adopt a policy of supporting child care initiatives in collective [*18] bargaining and in federal and state law] dictates to the Corporation the kind of legislation it should endorse or support. On several occasions, the Division has concurred that proposals asking management to support or oppose certain legislation may be omitted from proxy material under Rule 14a-8(c)(7) because they deal with lobbying activities that are part of the corporation's ordinary business operations." n14 The Division agreed and allowed the omission of that proposal because to mandate that Pacific Telesis take such a position in the political process intruded into management's prerogative of deciding whether political involvement is the best means of handling an area of ordinary business (in that case, employee benefits). n15

n12 As the cases noted in the text demonstrate, the Division has consistently allowed the exclusion under Rule 14a-8(c)(7) of proposals concerning corporate political activities that relate directly to the corporation's operations. At the same time, the Division has refused to endorse the exclusion of political proposals that do not relate to the corporation's operations. See, e.g., General Motors Corp. (January 24, 1989). The instant Proposal can only be viewed as falling in the former category because, as shown in the New York Telephone example, the NYNEX companies only become involved in political issues that are directly related to their business operations. [*19]

~~n13 See, also, General Electric Co. (February 2, 1987) (a proposal concerning a cost-benefit analysis of lobbying~~ activities in support of nuclear power was excluded because specific lobbying is ordinary business.)

n14 See also, Consolidated Edison of New York, Inc. (March 30, 1984) (a proposal concerning a report on contributions and lobbying efforts in support of nuclear power); Southern California Edison Co. (January 20, 1984) (a proposal concerning support of hand-gun legislation); Dr. Pepper Co. (February 2, 1978) (a proposal concerning opposition to bottle recycling legislation).

n15 Cf. Allegheny Corp. (February 2, 1988) and Pacific Telesis Group (December 31, 1985) which concerned proposals to support certain legislative initiatives. Both firms expressed the following view: "The Board of Directors and management have the responsibility for determining corporate public policy matters and for making the day-to-day decisions on what political issues and legislation to support, and also for determining the means to be used to support such issues . . ." Although the Division decided both cases on other grounds, and did not comment on the above-quoted statements, they are clearly consistent with the cases cited in the text. [*20]

What is true for involvement in the domestic political process is also true for involvement in foreign political processes. Just as the policies of the federal and state governments in the United States have an effect on the ordinary business of a firm, the policies of foreign governments can directly affect the overseas operations of a firm. Accordingly, it is sometimes necessary for a firm to lobby to change specific foreign government policies that directly relate to the firm's business. The Proposal would deprive NYNEX's management of this ordinary business tool because it would forbid lawful involvement in foreign political activities which relate directly to NYNEX's business. Since the Proposal intrudes into the ordinary business operations of NYNEX, it can be excluded under Rule 14a-8(c)(7).

3. Rule 14a-8(c)(10)

Rule 14a-8(c)(10) allows a registrant to omit a proposal "if the proposal has been rendered moot." The Commission has pointed out that to be omitted under this Rule, a proposal need not have been implemented in full. n16 Instead, "substantial implementation" is the standard. n17 The Commission has also cautioned that a more restrictive or literal interpretation [*21] would not serve the interests of the registrant's stockholders at large and may lead to an abuse of the stockholder proposal process. n18

n17 Id. See also, American Express Co. (March 7, 1988).

n18 Release No. 34-19135 (October 14, 1982); see, also, Ruddick Corp. (November 4, 1988).

If by non-interference in the government policies of foreign nations, the Proponent means that NYNEX should not violate the laws of foreign countries or attempt to influence improperly foreign Political processes, the Proposal is substantially moot. As pointed out in the Statement of Facts, the NYNEX International Code already requires NYNEX employees to observe the requirements of foreign laws. The NYNEX International Code also directs employees to observe the "letter and Spirit" of the Foreign Corrupt Practices Act. The letter of that Act forbids American businesses from attempting to use illegal means to influence foreign political processes. Moreover, the spirit Congress sought to foster with that Act is that foreign business transactions should be conducted on their merits and without improper influence. n19 Inasmuch as NYNEX's policy already encompasses the thrust of the Proposal, [*22] the Proposal is substantially moot and may be excluded under Rule 14a-8(c)(10).

n19. See, Sen. Rep. No. 95-114, 95th Cong., 1st. Sess. (May 2, 1977) at 4. ("Corporate bribery is bad business. In our free market system it is basic that the sale of products should take place on the basis of price, quality, and service. . . . A strong antibribery law is urgently needed to bring these corrupt practices to a halt and to restore public confidence in the integrity of the American business system.")

REQUEST

In view of the foregoing, it is my opinion that NYNEX may omit the Proposal from its Proxy Materials for its 1990 Annual Meeting. On behalf of NYNEX, I hereby request confirmation that the Division of Corporation Finance will not recommend an enforcement action if NYNEX omits the Proposal from its 1990 Proxy Materials.

Pursuant to Rule 14a-8(d), by copy of this letter, NYNEX is notifying Mr. Mangieri of its intention to omit the Proposal from its Proxy Material.

In the event that the Division disagreed with the conclusion expressed herein regarding the omission of the Proposal from NYNEX's Proxy Materials, or should any additional information in support of explanation of [*23] NYNEX's position be required, NYNEX would appreciate an opportunity to confer with the Division prior to the issuance of its response. Please call the undersigned at any time to discuss this matter at (914) 644-6634.

Please acknowledge your receipt of this letter and the enclosure by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope.

Very truly yours,

Enc.

Robert Paul Mangieri
102 Haney Road
Kunkletown, Pa. 18058

May 15, 1989

NYNEX Corporation
Share Owner
Communication
335 Madison Avenue
New York, N.Y. 10017

Subj: Resolutions

WHEREAS present and future members of the Board of Directors should hold shares in NYNEX to show financial interest.

RESOLVED, that present and future members of the Board of Directors of NYNEX should hold at least one share of NYNEX stock.

WHEREAS NYNEX should not interfer in the government policy of foreign government that NYNEX has been invited to set up facilities.

RESOLVED, that NYNEX does not interfer in government policies of foreign nations that this company has been invited in the past and future to set up facilities.

These are the resolutions which I would like proposed at [*24] the next annual stockholders meeting in 1990.

As a stockholder of NYNEX, I understand I have this right.

Very truly yours,

Robert Paul Mangieri

Hon. Robert Paul Mangieri 102 Haney Road
Kunkletown, Pa. 18058

December 3, 1989

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Avenue
Washington, DC 20549

Subj: Robert Paul Mangieri's
Stockholder Proposal to
NYNEX for the 1990 Stockholders
Annual Meeting

Dear Sir:

In reference to NYNEX's letter of November 28, 1989 addressed to you in reference NYNEX does not want to include my Proposal in its 1990 proxy statement. I feel that NYNEX is violating my rights as a stockholder from not allowing the following Proposal in their 1990 proxy statement for the stockholders of NYNEX to make their own decision on my proposal. As you are aware NYNEX has the right to to express their opinion in their Proxy Material sent out to its stockholders.

The following is my Proposal:

WHEREAS NYNEX should not interfer in the government policy of any foreign government that NYNEX has been invited to set up facilities.

RESOLVED, that NYNEX does not interfer in government policies of foreign nations [*25] that this company has been invited in the past and future to set up facilities.

I further feel that my Proposal is not misleading or vague.

As a stockholder I am deeply concerned about NYNEX's images in foreign nations. NYNEX's image reflects the image of every one of its stockholders

If NYNEX feels this way as stated in my Proposal, NYNEX should be eager to present my Proposal.

I feel what is extremely important is my rights as a stockholder.

By buying stock in NYNEX, I technically own part of NYNEX, and have the right to have my voice heard. I believe that NYNEX is violating this right, by not allowing my Proposal in their 1990 stockholder proxy material.

I would appreciate if you rule in my favor. I believe that this issue is important to NYNEX and its stockholders.

I have sent a copy of this letter to NYNEX.

In the event that you disagree with my Proposal, would you kindly call me to discuss this matter at (212) 371-9155.

Thanking you in advance for your consideration.

Very truly yours,

Hon. Robert Paul Mangieri

2002 SEC No-Act. LEXIS 386

Securities Exchange Act of 1934 --Rule 14a-8(i)(3), 14a-9, 14a-8(i)(6), 14a-8(i)(7)

March 14, 2002

CORE TERMS: shareholder, staff, disclosure, monitoring, vague, excludable, long-term, strategic plan, strategic, stockholder, proxy, avail, board of directors, proponent, requesting, indefinite, prepare, shareowners, assess, written communication, attachment, disseminated, preparation, involvement, formulating, misleading, day-to-day, no-action, oversight, suppliers

[*1] Marriott International, Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marriott International, Inc.
Incoming letter dated January 4, 2002

The proposal urges the board to prepare a description of the board's role in the development and monitoring of Marriott's long-term strategic plan.

We are unable to concur in your view that Marriott may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must recast the following statements as the proponent's opinion:

. the sentence that begins "The development of. . ." and ends". . . of a corporation";

. the phrase that begins "it is more important. . ." and ends . . . opportunities and risks" or the sentence that begins "While senior management . . ." and ends ". . . opportunities and risks" may be deleted;

. the sentence that begins "It is vitally important. . ." and ends ". . . Company's strategic plan"; and

. the sentence that begins "Further, [*2] it would. . ." and ends . . . strategy development."

Accordingly, unless the proponent provides Marriott with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Marriott omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Marriott may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Marriott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Marriott may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that relates to ordinary business matters. In our view, the proposal, which relates to the Board of Directors' participation in the development of fundamental business strategy and long-term plans, involves issues that are beyond matters of Marriott's ordinary business operations. Accordingly, we do not believe that Marriott may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,
[*3]
Jonathan Ingram
Special Counsel

INQUIRY-1:
UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
101 Constitution Avenue, N.W.
Washington, D.C. 20001
Phone: (202) 546-6206
Fax: (202) 543-5724

January 24, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to the Marriott International, Inc. Request for No-Action Advice Concerning the United Brotherhood of Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund ("Fund") hereby submits this letter in reply to Marriott International's ("Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby, included and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. [*4] For the reasons discussed below, the Company's request should be denied and the Proposal should be included in its proxy materials.

1. The Company fails to meet its burden of persuasion that the Proposal is so vague that the Proposal can be excluded under Rule 14a-8(i)(3)

The Company contends that the Proposal is excludable under Rule 14a-8(i)(3) because it is impermissibly vague, thereby rendering it false and misleading in violation of Rule 14a-9. Shareholders, the Company alleges, would be confused and not know what action they were suggesting that the Company take. If one reads the Proposal it is hard to imagine what in it would confuse shareholders. The Proposal provides as follows:

Resolved, that the shareowners of [the Company] ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring [*5] processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

The Proposal focuses on the role of the board of directors in the development and monitoring of the Company's long-term strategic plans. It requests that the Company disclose specific information concerning the Board's role. It is left to the Board to determine the means of disclosing this information. As the Supporting Statement to the Proposal observes, shareholders can use this information as they assess the board of director's effectiveness and determine whether to support or withhold support from directors as they stand for election.

Contrast the cases offered as support for the argument that the Fund's Proposal is vague. In Travelers Corp. (December 11, 1980) the proposal stated:

RESOLVED: That the stockholders of Travelers demand that [*6] the Board create a STOCKHOLDERS AUDIT COMMITTEE to review and make recommendations to the Independent Auditors (sic) any and all phases of their audit pertaining to the welfare of the stockholders.

The Company argued, and the Staff agreed, that shareholders would not know what they were voting for or what action they were authorizing. Contrast that with our Proposal asking the board to discuss its role in the development and monitoring of the Company's long-term strategic plan. A Company certainly should be able to understand this request and provide such important information to its shareholders.

Contrast also Philadelphia Electric Co. n1 (July 30, 1992) ("The proposal relates to the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan or plans . . . that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees. "); Bristol-Myers Squibb (February 1, 1999) ("The proposal relates to not cannibalizing bodies of unborn children but pursuing preserving their lives.")

n1 Note that Philadelphia Electric was decided solely on Rule 14a-8(c)(3) grounds, the predecessor to Rule 14a-8(i)(3). [*7]

The language of the Fund's Proposal is clear. The terms that the Company purports to find so vague actually represent simple, straightforward business concepts that the board will have latitude to define more precisely should this precatory proposal receive a majority vote and the Company choose to implement it. The language is understandable on its face, providing shareholders a clear picture of what they are being asked to support and what action the Company would need to take if the Proposal was implemented. The Proposal is not vague and the Company should not be allowed to exclude it.

2. The Company fails to meet its burden of persuasion that the Company lacks the ability to implement it under Rule 14a-8(i)(6)

The Company also argues that the Proposal's purported "vagueness" renders it beyond the Company's ability to effectuate. Expanding on its Rule 14a-8(i)(3) argument, the Company claims that it would be unable to determine what action should be taken if the Proposal passed. It relies on the Staffs decision in International Business Machines (January 14, 1992), but this case can be easily distinguished. In International Business Machines, the proposal stated: [*8] "It is now apparent that the need for representation has become a necessity." The Company's request for no-action relief observed:

From this vague resolution, neither the shareholders nor the Company can tell what would be required. Does 'representation' mean the representation of employees by some third party (a labor organization or otherwise) . . . Or are the Proponents requesting some representation on the Board of Directors exclusively for women? Or are the Proponents requesting something entirely different? Whatever the Proponents meant, the proposal as encompassed by the 'RESOLVED PORTION' on which shareholders would be voting is completely vague and therefore misleading.

The language of the Fund's Proposal is not vague and if the Proposal receives a majority vote and the Company chooses to implement it, the Company will know exactly what to do: Prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan and disclose that information to shareholders.

3. The Company fails to meet its burden of persuasion that the Proposal deals with a matter relating to the Company's ordinary business operations so the Proposal [*9] cannot be excluded under Rule 14a-8(i)(7)

The Company argues the Proposal can be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the companies ordinary business operations. To prevail the Company, which bears the burden of persuasion, must prove that the disclosure we request is of a mundane, ordinary nature. The starting point for determining whether the Company satisfies its burden is found in the Securities and Exchange Commission's discussion of the ordinary business exclusion:

Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion. The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks [*10] are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. (footnotes omitted)
[*11]
"Final Rule: Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 34-40018 (May 21, 1998).

This rule provides the framework for analyzing whether the Company has satisfied its burden of proving the Fund's Proposal relates to ordinary business. As one analyzes this issue, recall the Commission's stated policy behind the ordinary business exclusion: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Note that since our Proposal does not pertain to ordinary business matters one need not consider whether it relates to significant social policy issues for that provision is an exception to a general rule that does not apply to the Fund's Proposal.

The first consideration relates to the subject matter of the proposal. As the Commission states, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The examples they provide include the hiring, promotion, and termination of employees, [*12] decisions on production quality and quantity, and the retention of suppliers. These examples fundamentally differ from the subject of our Proposal, which is the role directors play in developing and overseeing a company's strategic plan. One would be hard-pressed to identify an area less mundane than a company's strategic direction.

The second consideration relates to the degree to which the proposal seeks to "micromanage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Fund's Proposal does not seek to micromanage to any degree.

The Company fails to satisfy either consideration. Our Proposal does not interfere with management's ability to run the Company. Nor does it try to micromanage the Company by delving into matters too complex for shareholders. Rather, the Proposal appropriately seeks to assist shareholders as they monitor directors, their elected representatives. While a Company's strategic plans of necessity may be complex, disclosure of the details of the Company's strategic plans is not the disclosure requested. The disclosure requested is the more simple [*13] disclosure concerning the nature of the board's participation in the strategy development process. By requesting such information the Proposal does not seek to micromanage, but rather to learn more about directors' role in the development of the Company's strategic plans.

A review of cases commonly cited to support the ordinary business exclusion argument demonstrates that none of these cases dealt with a proposal like the Fund's; that is, one seeking disclosure concerning the board's role concerning a topic of central importance to shareholders. In CVS (February 1, 2000) it is true that the proposal dealt with a request that the company prepare an annual strategic plan report describing its goals, strategies, policies and programs, and detailing the roles of its corporate constituents. The company was allowed to omit the proposal under Rule 14a-8(i)(7). The company noted that previous Staff no-action decisions found that corporate policies related to such constituents as shareholders, employees, customers, and suppliers related to the company's ordinary business. Our Fund's Proposal is fundamentally different for it relates to the board of director's role in the development [*14] and oversight of the 'Company's strategic planning. CVS does not support exclusion.

Nor does Wal-Mart Stores, Inc. (March 15, 1999) support exclusion. In Wal-Mart, shareholders requested a report describing the company's actions "to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor or who fail to comply with laws protecting their employees' wages, benefits, working conditions." The company argued, and the Staff agreed: "The Staff of the Commission has consistently recognized that decisions concerning the selection of and relationships with vendors and suppliers are matters of ordinary business." Contrast also Santa Fe Southern Pacific Corp. (January 30, 1986) ("The proposal relates to preparation of current cost basis financial statements for the Company and each of its principal subsidiaries.")

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,

Edward J. Durkin
Corporate Governance Advisor

INQUIRY-2:
GIBSON, DUNN & CRUTCHER LLP

1050 Connecticut [*15] Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500 (202) 467-0539 Fax

www.gibsondunn.com

agoodman£gibsondunn.com

Direct Dial
(202) 955-8653

January 4, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the United Brotherhood of Carpenters
Pension Fund
Securities Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Marriott International, Inc. ("Marriott" or the "Company"), to omit from its proxy statement and form of proxy for Marriott's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the United Brotherhood of Carpenters Pension Fund ("UBC"). The Proposal requests that Marriott's Board of Directors (the "Board") "prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan" (the "Strategic Plan Description"). The Proposal requests [*16] further that the disclosure should include:

(1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring process; and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring process.

Finally, the Proposal requests that the disclosure "should be disseminated to stockholders through appropriate means, whether it be posted on the Company's website or sent via a written communication to stockholders." The Proposal and Supporting Statement are attached hereto as Attachment 1.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to UBC, informing it of Marriott's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. Marriott presently intends to file its definitive 2002 Proxy Materials on or about March 28, 2002. Accordingly, [*17] pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Marriott files its definitive materials and form of proxy with the Securities and Exchange Commission (the "Commission").

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff') concur in our opinion that the Proposal and the Supporting Statement may be excluded from Marriott's 2002 Proxy Materials on the following basis, as more fully discussed below:

(1) Rule 14a-8(i)(7), because significant elements of the Proposal and the Supporting Statement relate to the Company's ordinary business operations; and

(2) Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal and Supporting Statement are impermissibly vague and misleading in violation of the proxy rules and beyond the Company's ability to implement.

If the Staff does not concur that the proposal may be excluded on the foregoing bases, we believe that the Proposal would have to be revised before it could be included, in the Company's 2002 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

I. The Proposal And The Supporting Statement Deal With Matters Relating To The Company's Ordinary Business [*18] Matters

The Proposal and Supporting Statement may properly be omitted pursuant to Rule 14a-8(i)(7), which permits the omission of shareholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. Importantly, the 1998 Release specifically stated that "reversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations." (emphasis added). Pursuant to the amended rules, the Staff will determine excludability under the "ordinary business" [*19] standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

In construing Rule 14a-8(i)(7), the Commission has indicated that where, as here, a proposal would require the preparation of a special report or description on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report or description relates to the conduct of ordinary business operations. Where it does, the proposal, even though it requires only the preparation of a report or description and not the taking of any action with respect to such business operations, will be excludable. See Release No. 34-20091 (August 16, 1983). For the reasons discussed below, we believe the subject matter of the Strategic Plan Description requested by the Proposal is a matter of ordinary business, and accordingly, should be excluded under Rule 14a-8(i)(7).

A. Reports To Shareholders On Business Practices Are Matters Of Ordinary Business Operations

The Staff has held that proposals requesting descriptions or reports to shareholders of a company's business operations or the conduct of [*20] its management may be omitted under Rule 14a-8(i)(7) as relating to ordinary business. In Westinghouse Electric Corporation (avail. January 27, 1993), a shareholder proposal requested that the company issue to shareholders a comprehensive and detailed report of the business practices and operations of the company, for a six-year period. The Staff agreed that the proposal could be excluded from the company's proxy statement under Rule 14a-8(i)(7), since "it deals with a matter relating to the conduct of the ordinary business operations of the Company (i.e., business practices and operations)." Similarly, the Proposal asks for details regarding the "role" and "tasks" of the Board and a description of Marriott's "corporate strategy development process." It requests information that involves the conduct of the Company's ordinary business, (i.e., the operations of the company and the dissemination of information to the Board of Directors) and is therefore excludable under Rule 14a-8(i)(7).

B. General Corporate Goals Are Matters Of Ordinary Business Operations

The Commission has also stated that proposals on general business operations are excludable under Rule 14a-8(i)(7). See [*21] the 1998 Release, at part III, text following note 42. In the 1998 Release, the Commission noted that the general underlying policy of this exclusion "is consistent with the policy of most state corporate laws." The Commission's statements reaffirm past positions where the Staff has concurred that setting corporate objectives and monitoring their implementation is a matter of ordinary business. In Mobil Corporation (avail. Feb. 13, 1989), the staff concurred that a proposal requesting formation of a stockholder committee to review corporate objectives and their implementation was excludable "since it appears to deal with. . . questions of corporate objectives and goals." See also Union Pacific Corporation (avail. Dec. 16, 1996) (proposal requesting a report on development and adaptation of new technology to the company's operations excludable as relating to ordinary business operations).

The Proposal relates to the formulation of Company policy and the oversight of the operations of the Company and is excludable as dealing with ordinary business operations according to the foregoing precedent. Further, the Proposal falls within state corporate law as relating to the Company's [*22] ordinary business. Under Section 141 of the Delaware General Corporation Law, which is applicable to Marriott, "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of its board of directors. . ." The Supporting Statement itself acknowledges that the underlying topic of the requested report relates to the fundamental, day-to-day role of Marriott's management and Board: "While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the on-going assessment of business opportunities and risks." As such, the Proposal is excludable under Rule 14a-8(i)(7).

C. Efforts To Promote Communication Between Management And Shareholders Are Matters Of Ordinary Business Operations

Where a report or description requested by a shareholder proposal has no particular subject, but instead is an effort to promote communication, the proposal is excludable under Rule 14a-8(i)(7). The Staff has consistently held that shareholder proposals relating [*23] primarily to the nature of communications between a company and its shareholders may be excluded as relating to ordinary business. In Santa Fe Southern Pacific Corporation (avail. Jan. 14, 1988), the Staff concurred that a proposal requesting the company to present information in company reports in a manner designed to promote "clear understanding of all such reports" could be excluded because it related to the "technical preparation of company reports." See also, Arizona Public Service Company (avail. Feb. 22, 1985) (permitting exclusion of a proposal requesting voluntary disclosure regarding the company's operating expenses for advertising, research and development and outside professional and consulting services).

The Proposal requires a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. The Supporting Statement indicates that the main objective of the Proposal is not to address any particular aspect of the Company's business operations, but rather is to promote communication between the Company's management and its shareholders: "Shareholder disclosure on the Board's role in strategy development would provide [*24] shareholders information with which to better assess the performance of the Board in formulating corporate strategy." Since the objective of the Proposal is to promote expanded communication between the Company and its shareholders, it is excludable as relating to the Company's ordinary business under Rule 14a-8(i)(7).

D. Descriptions Of Corporate Strategy Are Matters Of Ordinary Business Operations

The Proposal requests preparation of "a description of the Board's role in the. . .Company's long term strategic plan." The Supporting Statement states that such disclosure "would provide shareholders information with which to better assess the performance of the Board in formulating corporate strategy." The Supporting Statement also notes that the disclosure to shareholders would "help to promote best practices' in the area of meaningful board or director involvement in strategy development." The Staff has consistently held that the determination and implementation of a company's investment strategies, are matters relating to the ordinary course of business and are therefore excludable under [Rule] 14a-8(i)(7). See Bel Fuse Inc. (avail. April 24, 1991). Accordingly, the Proposal [*25] is excludable as ordinary business under Rule 14a-8(i)(7).

III. The Proposal And Supporting Statement May Be Excluded Under Rule 14a-8(i)(3) And Rule 14a-8(i)(6) Because The Proposal Is Impermissibly Vague And Indefinite

The Proposal and Supporting Statement are properly excludable because the Proposal is impermissibly vague and indefinite, rendering it false and misleading pursuant to Rule 14a8(i)(3). A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal and Supporting Statement are also excludable under Rule 14a-8(i)(6) because the Proposal's vagueness renders it beyond the Company's ability to effectuate. A proposal is sufficiently vague and indefinite to justify its exclusion under Rule 14a-8(i)(6) where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (avail. [*26] Jul. 30, 1992). See also Bristol-Myers Squibb Co. (avail. Feb. 1, 1999).

A. A Stockholder Would Not Know What Is Being Voted On

The Proposal is vague and indefinite in violation of Rule 14a-8(i)(3) because a stockholder voting on the Proposal would not be able to determine with any reasonable certainty what is being voted on. The Staff has held that proposals are excludable where they request an action that is so broad and generic that it gives no indication as to what is being voted on. For example, in The Travelers Corporation (avail. Dec. 11, 1980), a shareholder requested the company to create a stockholders audit committee "to review and make recommendations to the Independent Auditors any [sic] and all phases of their audit pertaining to the welfare of the stockholders." The Staff concurred that the Proposal could be excluded as vague and indefinite under Rule 14a-8(c)(3), because, among other things, the Proposal is so vague that shareholders could not reasonably determine what they are being asked to vote on. The Staff has noted that in such a situation, "the proposal may be misleading because any action ultimately taken by the Company upon implementation could [*27] be significantly different from the actions envisioned by shareholders voting on the proposal." Fuqua Industries, Inc. (avail. Mar. 12, 1991). See also Trammell Craw Real Estate Investors (avail. Mar. 11, 1991).

Similarly, in this case, the Proposal is vague and indefinite in its application because it does not specify how the requested information is to be disseminated. The Proposal requests that the proposed description of the Board's role in the development and monitoring of the Company's long-term strategic plan "be disseminated to stockholders through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners." It is unclear from this statement what constitutes the "appropriate means" through which the proposed description is to be transmitted to stockholders. A "written communication" or a website posting are two possibilities mentioned, but the Proposal contains no guidance as to whether these constitute the only "appropriate means" of dissemination or whether these are simply examples of many permitted methods of releasing the proposed description to stockholders. Accordingly, the Proposal is so vague that the [*28] Company's stockholders would be unable to determine what they are being asked to vote on. As a result the Proposal should be excluded under Rule 14a-8(c)(3).

B. Marriott Is Unable To Determine What Action Is Requested

The Proposal may also be omitted pursuant to Rule 14a-8(i)(6) because it is so vague that Marriott "would lack the power or authority to implement" it. A company "lacks the power or authority to implement" a proposal where the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." International Business Machines Corp. (avail. Jan. 14, 1992). As discussed above, the Proposal not only offers two possible methods of disseminating the requested information, but also refers to "appropriate means" without any indication as to whether other permissible methods of disseminating the requested information are intended. See Organogenesis (avail. April 2, 1999) (proposal requiring that the number of directors be expanded so that there would always be a majority of non-management directors properly excludible because the manner of implementing the proposal was sufficiently vague and ambigous). Accordingly, the [*29] Proposal is so vague and indefinite as to make it impossible for the Company to determine what actions to take. As a result, the Proposal is properly excludable under Rule 14a-8(i)(6).

IV. The Proposal Must Be Revised Under Rule 14a-8(i)(3) Because The Proposal And Supporting Statement Are Vague, False and Misleading In Violation Of Rule 14a-9

Alternatively, if the Proposal cannot be excluded for the foregoing reasons, the language of the Proposal must be revised under Rule 14a-8(i)(3) in the manner discussed below.

First, the Proposal's statement that "the development of a well-conceived corporate strategy is critical to the long-term success of a corporation" is unsupported opinion. The Proposal presents nothing to support that developing such a corporate strategy is "critical" to a company's "long-term" success, yet presents its contention as fact. Accordingly, this statement should either be omitted or the proponent should identify the statement as a matter of opinion.

Second, the assertion made by the Supporting Statement that "in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the [*30] on-going assessment of business opportunities and risks" is entirely unsubstantiated. No basis is given for the claim that the Board's engagement in strategic planning is now "more important than ever" or for the contention that today's environment is particularly "fast changing." This statement should therefore be clearly identified as opinion rather than fact.

Third, the statement that "it is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan" is also unsubstantiated. No support is provided for why such participation is so "vitally important." The Supporting Statement, however, presents this statement as fact. Again, this statement should either be stricken from the Supporting Statement or identified as opinion.

Fourth, the Supporting Statement presents the 'proponent's opinion as though it were factual when it states that "shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the Board in formulating corporate strategy." There is no [*31] basis provided that the proposed type of "shareholder disclosure" would help shareholders "better assess the performance of the Board in formulating corporate strategy." At a minimum, therefore, this statement should be revised to label it as opinion.

Finally, the statement that the Proposal's suggested disclosure "would help to promote 'best practices' in the area of meaningful board of director involvement in strategy development" is unsupported opinion. The Supporting Statement does not substantiate this statement in any way by supporting how it "would help," in this regard yet offers the statement as uncontested fact. This statement, then, should either be omitted or the proponent should identify the statement as a matter of opinion.

V. Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal and Supporting Statement may be properly excluded from Marriott's 2002 Proxy Materials. If you have any questions relating to this request or if you require any additional information, please feel free to give me a call at 202-955-8653. In the event that the Staff disagrees with the conclusions expressed herein, or requires [*32] any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with the Staff before issuance of its response.

We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed self addressed envelope. Thank you for your prompt attention to this matter.

Sincerely,

Amy L. Goodman

ATTACHMENT 1

Directors' Strategy Development Role Proposal

Resolved, that the shareowners of Marriott International, Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development [*33] and monitoring processes. This disclosure of the board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the company's website or sent via a written communication sent to shareholders.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PriceWaterhouse Coopers entitled "Corporate Governance and the Board - What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy [*34] as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicates his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance [*35] of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

ATTACHMENT 2

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

101 Constitution Avenue, N.W.
Washington, D.C. 20001
PHONE: (202) 546-6206
FAX: (202)543-5724

Douglas J. McCarron

General President

November 16, 2001

Dorothy M. Ingalls
Secretary
Marriott International, Inc.
10400 Fernwood Road
Bethesda, Maryland 20817

Re: Shareholder Proposal

Dear Ms. Ingalls:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Marriott International ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the role of the Company's directors in the strategic planning process. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,100 shares of the Company's common stock that have been held [*36] continuously for more than a year prior to this date of submission The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution [*37] Avenue, NW, Washington D.C. 20001.

Sincerely,

Douglas J. McCarron
Fund Chairman

2001 SEC No-Act. LEXIS 777

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-9

October 26, 2001

CORE TERMS: proponent, shareholder, honeywell, shareowner, voting, proxy, false and misleading, votes cast, staff, abstentions, election, impugn, statistics, won, annual meeting, investor, misleading, annual, no-action, enclosed, chairman, successor, sentence, record holder, board of directors, long-standing, recalculated, calculation, deadline, press release

[*1] Honeywell International Inc.

TOTAL NUMBER OF LETTERS: 6

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated September 27, 2001

The proposal relates to electing the entire board of directors each year.

We are unable to concur in your view that Honeywell may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. delete the phrases that begin "Allow Proposal. . ." and end ". . .Be Adopted";

. delete the sentence that begins "Mr. Bossidy chose. . ." and ends ". . .$10 million check";

. revise the sentence that begins "Fifty-one. . ." and ends ". . .in 2000" to indicate that 54 proposals received an average vote of 52.7% in 2000; and

. revise the sentence that begins "This proposal. . ." and ends ". . .Honeywell combination" to indicate that the 57% shareholder approval relates to the 2000 meeting of shareholders.

Accordingly, unless the proponent [*2] provides Honeywell with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Honeywell omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jonathan Ingram
Special Counsel

INQUIRY-1:
JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

October 23, 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Shareholder Response to Company Request for Formal Immunity
Shareholder Vote on Poison Pills Proposal
Re: Honeywell International (HON) Hostile Answer to Proposal Adopted by Shareholders

Ladies and Gentlemen:

The company letter dated October 17, 2001 (and received via FedEx 2 days later) gives an example at this late date of the company scheme of Introducing a cryptic generalization not backed up by a specific corresponding claim. For instance the second paragraph starts by baldly claiming, "The Proponent's Response does [*3] not attempt. . ." and then conveniently switches to another topic in the next sentence.

Company attacks its own surrogate straw man

The company attacks its own surrogate straw man by choosing the words "Bossidy's Doubts Put His Successor Under A Cloud." The company takes these 8-words from a 1500-word Wall Street Journal article. Then it erroneously claims that since the company was able to chose 8-words from a 1500-word article, this conclusion must follow; "The proponent's Response shifts the focus to the Proponent's assertion to a new proposition, that 'Bossidy's Doubts Put His Successor Under A Cloud.'"

The defective methodology here is that if a 1500-word article is cited as support, one party apparently can erroneously chose to pick any few words from the article and claim that these carefully chosen words are the other party's "new proposition."

Golden parachute agreements can impact a decision

The company apparently makes the implicit and erroneous claim that, if a golden parachute agreement is made in advance, it can have no impact on a senior officer's later decision to take a golden parachute and not attempt to prevent his ouster.

All supporting material [*4] not required to be from one article

The company appears to implicitly hypothesize that there is an unwritten rule that all supporting material on one issue must be contained in no more than one article. For example, "Moreover, the Wall Street Journal article does not address the $'810 million check' issue." The company does not dispute that the $10 million issue is addressed in the Forbes.com article.

In regard to the Wall Street Journal article the company apparently claims that if it can select a few words to fit its argument from a balanced and respected financial publication that a neutral party can only reach the same conclusion that the company does.

The company appears to implicitly hypothesize that in a forum that mandates the availability of for and against statements, the company can dictate which parts of a balanced article, from a respected financial publication can be cited or referred to as support.

Company demands from the shareholder the details that it omits

The company cites its publication on its website of its chosen version of the voting statistics, yet the website publishes no information for shareholders on other established methods to [*5] compute the results or any explanation of the reason to chose its method of reporting the results. The company gives no comparison of its brief voting statistics to the voting statistics that could be reported using the calculation method specified in rule 14a-8.

The company maintains that when a proposal cites a published vote percentage, with correct additional information ("Percentages are based on votes cast yes ad no."), that this information must be withheld from shareholders although it is available to the general public.

The company implicitly and erroneously claims that shareholders should be bared from learning from a shareholder proposal the vote result at the previous annual meeting, on the same topic, based on the same method of vote calculation specified in rule 14a-8.

False Company Report of 2000 Voting Results

Furthermore, the company failed to disclose that it falsely and/or erroneously reported the voting results during the 2000 shareholder meeting. Apparently based on the company report during the annual meeting The Wall Street Journal reported (exhibit attached) that this same proposal was defeated; "A proposal calling for annual election of directors [*6] also was defeated."

Additionally, the company press release issued 9-days after the meeting failed to report or acknowledge that the company was reversing the voting information it reported during the annual meeting.

The May 10, 2000 press release introduced by the company states without any further voting calculation methodology:

"A shareowner proposal regarding the annual election of directors received 320,447,503 (53.66%) votes in favor of the proposal, 236,527,223 (39.61%) votes cast against, and 40,163,765 (6.73%) abstentions."

The voting technicalities championed by the company to apply to the shareholder proposal and not to the company press release, to the extent that it is neither false nor misleading, can be disclosed by the Company in its Statement in Opposition. Accordingly, under these circumstances, there is apparently no need for the disclosure the Company is seeking.

Company argues that higher standards and greater detail apply only to shareholders

The company seems to be overzealous in applying higher standards of accuracy and technical reporting to a shareholder after it reported the wrong results at the annual meeting and then failed to notify shareholders that [*7] its new results were a 180 [degrees] correction.

The shareholder proposal is strictly limited to 500-words. Yet the company, which has no word limit for its press release or its opposing statement, insists that shareholders be forced to report information in greater detail than the company does.

Sincerely,

John Chevedden
Record Holder
Honeywell

INQUIRY-2:
JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

October 19, 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Shareholder Response to Company Request for Formal Immunity
Shareholder Vote on Poison Pills Proposal
Re: Honeywell International (HON) Hostile Answer to Proposal Adopted by Shareholders

Ladies and Gentlemen:

This is to respectfully request adequate time to respond to the October 17, 2001 Honeywell letter to the Office of Chief Counsel that was received via FedEx by the record holder two days later on Friday October 19, 2001.

Sincerely,

John Chevedden
Record Holder
Honeywell

INQUIRY-3:
Morgan, Lewis
& Bockius LLP
COUNSELORS AT LAW

1800 M Street, N.W.
[*8] Washington, D.C. 20036-5869
202.467.7000
Fax: 202.467.7176

(202) 467-7255
gyearsich£morganlewis.com

October 17, 2001

HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by
John Chevedden -- Response to Mr. Chevedden's Letter of October 10, 2001

Ladies and Gentlemen:

On behalf of our client, Honeywell International Inc. (the "Company" or "Honeywell"), we are submitting five copies of this letter to supplement the no-action request that we submitted on behalf of the Company on September 27, 2001, regarding the shareowner proposal and statement of support (the "Proposal") submitted to the Company by John Chevedden (the "Proponent"). The purpose of this supplemental submission is to respond to the letter submitted to the Staff by the Proponent, dated October 10, 2001, responding to the Company's no-action request (the "Proponent's Response"). The Company received the Proponent's Response on Monday, October 15, 2001.

The Proponent's Response does not attempt to address most of the arguments made [*9] in the Company's no-action request. Where the Proponent's Response does attempt to address the Company's arguments, the Proponent continues to base his arguments on false assumptions and statements that are false and misleading. Therefore, we respectfully submit that the Proponent's Response supports our belief that Honeywell may omit the entire Proposal from the Company's 2001 proxy materials pursuant to Rule 14a-8(i)(3).

For example, the Company's no-action request argued that it was false and misleading for the Proponent to claim that "Mr. Bossidy chose Mr. Bonsignore as his successor and then Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $10 million check." Instead of addressing the Company's arguments, the Proponent's Response shifts the focus of the Proponent's assertion to a new proposition, that "Bossidy's Doubts Put His Successor Under A Cloud," and then quotes an attached article from the July 18, 2001 Wall Street Journal to support his recharacterized assertion.

We need not address whether the July 18, 2001 Wall Street Journal article supports the Proponent's new assertion, because that assertion is not part of the Proponent's Proposal as submitted [*10] to the Company. Suffice it to say that the article certainly does not, however, support the Proposal's actual assertions that Mr. Bonsignore was "forced out with the help of Mr. Bossidy and a $10 million check."

Indeed, if anything, the Wall Street Journal article asserts only that, after expressing initial doubts about Mr. Bonsignore, Mr. Bossidy did not do anything to undermine Mr. Bonsignore in the succeeding year:

Indeed, current and former Honeywell executives say Mr. Bossidy didn't get in the way once he stepped aside as chairman in April 2000.

Moreover, the Wall Street Journal article does not address the "$10 million check" issue. The Proponent's Response attaches another article, from Forbes.com, describing Mr. Bonsignore's "golden parachute" as being "$9 million" plus forgiveness of interest on a loan. Once again, this supports the Company's position, stated in its no-action request, that the severance payment at issue is not a "$10 million check," and that the severance payment was negotiated well in advance of Mr. Bonsignore's retirement.

Finally, the Proponent's Response also includes certain pages from publications of the Investor Responsibility [*11] Research Center (the "IRRC") in an apparent effort to justify his position that the percentages of "shareholder approval" stated in the Proposal "merely repeat[] independently published voting results and [are] calculated according to Division of Corporation Finance: Staff Legal Bulletin No. 14." In the first place, the Proposal does not purport to tell the reader what the IRRC reported as voting results or what Staff Legal Bulletin No. 14 (the "SLB") says: Rather, it baldly asserts that the stated percentages represent the percent of "shareholder approval."

But, even if the Proposal did only purport to state what the IRRC had reported, it would still be false and misleading. For example, in support of the Proposal's assertion that the same proposal won 57% shareholder approval" at last year's Honeywell annual meeting of shareowners, the Proponent's Response attaches page 28 from the May-July 2000 "IRRC Corporate Governance Bulletin." That page does report a 57.5% figure for the Honeywell vote on "repeal classified board" in 2000, but it also includes references to footnotes that appear on pages 34 and 35 of the same publication, which the Proponent's Response does not include. On [*12] page 34, the relevant footnote clarifies that "the company reported voting results as shares present and represented, including abstentions in the totals." As discussed in the Company's no-action request, the Proposal does not make this clear.

More importantly, the Proponent's Response does not include page 35 from that same publication. That page includes additional explanatory material related to the voting results, clarifying that,

in the previous checklist of shareholder proposals included in this Corporate Governance Bulletin, IRRC reports the vote tallies based on votes cast for and votes cast against the proposals, without counting abstentions. Vote tallies for the following proposals were reported differently by the companies. The companies reported the following results based on votes cast, with abstentions being included in the voting results.

The following list then notes that Honeywell reported a 53.7% shareowner approval vote on the repeal classified board proposal at its 2000 annual meeting. We have enclosed copies of the relevant pages for the Staff's convenience.

Thus, the Proponent's Response is not correct when it maintains that the Proposal "merely repeats [*13] independently published voting results." Indeed, the IRRC was careful to explain the 57.5% number, to identify the methodology by which that number was calculated, and then to also publish the 53.7% number for the sake of clarity. It is the Proponent who chooses to pick among these "independently published voting results" to serve his own purposes, and then does not explain the derivation of the number.

Finally, the Proponent's Response cites to the SLB for the proposition that the Proposal's omission of abstentions is "calculated according to" the SLB. Here, also, the Proponent's Response is off the mark.

The Proponent's Response cites to Q&A F.4. That Q&A, however, addresses how to calculate percentages for purposes of the Rule 14a-8(i)(12) threshold calculations for including the same proposal in proxy materials for subsequent years. It in no way addresses the Proposal's assertion that the proposal won "shareholder approval," a matter which Rule 14a-8 leaves entirely to governing state law and the registrant's charter and bylaws.

* * *

Based on the foregoing, we believe that the Proponent's Response itself is replete with false assumptions and statements that are false and misleading, [*14] and that the Response therefore further supports the Company's argument that the entire Proposal may be omitted from the Company's 2001 proxy materials pursuant to Rule 14a-8(i)(3). If you have any questions or require additional information concerning this matter, please call me at 202.467.7255. Thank you.

Very truly yours,

George G. Yearsich

INQUIRY-4:
JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

October 10, 2001

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Shareholder Response to Company Request for Formal Immunity
Shareholder Vote on Poison Pills Proposal
Re: Honeywell International (HON) Hostile Answer to Proposal Adopted by Shareholders

Ladies and Gentlemen:

This is in response to the company's falsely accusatory and hostile letter regarding the resubmission of a proposal topic adopted by the shareholders at the most recent annual meeting.

Company attempt to obscure thought
The company attempts to obscure thought in devising false accusations, straw man targets, and inflammatory verbiage. [*15] For instance, "selfish desire to entrench themselves," "attempt to impugn the characters," "impugn the accuracy," "subtly recalculated," "insinuates," "enacting automatically," and "impugns the integrity."

The company appears to be well versed in devising pejorative labels as a distraction from the questionable substance of its claims.

The company directly and/or implicitly makes the a number of erroneous claims and unsupported statements.

The company makes the false hypothesis that, from a number of accepted ways that the shareholder votes are reported, the method most favored by a management hostile to shareholder proposals, must be mandated for use by shareholders. Additionally that the burden is on the proposal to present management's views of the voting statistics.

The company furthermore claims that shareholders should be expected to cram a comprehensive discourse on Delaware law regarding the various accepted methods to analyze voting statistics within a 500-word maximum proposal. The company implicitly claims that this would be the shareholder price to pay if a proposal merely repeats independently published voting results and calculated according to Division of Corporation [*16] Finance: Staff Legal Bulletin No. 14 as follows:

Division of Corporation Finance:
Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

F. Other questions that arise under rule 14a-8

4. How do we count votes under rule 14a-8(i)(12)?
Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

- - - - - - -

The company also implicitly claims that shareholders should be forced to cram the 500-word maximum text with tedious technical distinctions and thus be denied publication of key supporting statements.

The company appears to cast a cloud over its own credibility on each issue it raised in its request by falsely claiming that the shareholder intentionally miscalculated voting results. In fact, the company has no way of knowing whether the shareholder merely referred to the published figure by a respected independent authority. The company introduces a false concept of proof by introducing "as best as we can determine" with no methodology.

The attached Investor Responsibility [*17] Research Center exhibits support the 54% and 57% shareholder vote figures.

Bossidy's Doubts Put His Successor Under a Cloud

Source: Wall Street Journal, July 18, 2001
The company does not give its version of the Wall Street Journal article which it is probably aware of.

Key points of the attached Wall Street Journal article are:
Worst of all, Mr. Bonsignore learned from allies on his board that Mr. Bossidy, his predecessor as chairman, had privately told directors that Mr. Bonsignore wasn't capable of running the $25 billion conglomerate.

So Mr. Bonsignore pulled the Honeywell board into a confidential executive to confront them. "Either you're with me, or kick me the hell out now," he said.

The directors assured the chairman he had their unanimous support. "You're our guy," he was told.

Remarkably, that show of support didn't take place recently but on May 26, 2000 -- more than one year before the company's $39.93 billion sale to General Electric Co. unraveled, leading to Mr. Bonsignore's forced retirement at 60 years old earlier this month and the rehiring of none other than Mr. Bossidy, 66.

Furthermore, Mr. Bonsignore, will receive $9 million from [*18] his former employer. Honeywell brought back Bonsignore's predecessor as CEO, Lawrence Bossidy, just hours after Honeywell's $42 billion merger with General Electric fell apart. The $9 million golden parachute is about three times Bonsignore's annual salary plus bonus. Additionally, Honeywell agreed to forgive the interest on a $1.6 million loan it made to Bonsignore.

Source: Forbes.com, August 14, 2001

The company gives an extraneous narrative on Mr. Bossidy leaving as Chairman of the company and then returning to replace his replacement. This is not a supporting argument. This merely provides extraneous information not relevant to the acceptability of proposal text under rule 14a-8.

The company does not rationalize its logic in its implicit false claim: If other parties (board, shareholders) approve a choice made by Mr. Bossidy, the company falsely reasons that this negates that Mr. Bossidy made the original choice.

The company ignores that Mr. Bonsignore could have contested his removal. The magnitude of the $10 million parachute arguably made it unlikely that Mr. Bonsignore could have won a larger sum in the court system.

Company says its claim depends on statistics and [*19] statistics hide the truth!
The company does not rationalize the inconsistency in its explicit claim that "statistics hide the true story:" Then the company declares its statistics in its September 27, 2001 no action request should be the basis for its claims.

This statement is clear: "This proposal, which won 57% shareholder approval, merely asks the company to reinstate the long-standing practice at Honeywell before the AlliedSignal-Honeywell combination."

The company created its own confusion by replacing its name with the name of the, company it bought-out. Consequently it should not demand that the record holder replace valuable supporting arguments with an explanation of any name-game confusion caused by the company. There is no good reason for shareholders to be denied access to information on the practice of a major pre-merger segment of the company.

The company creates a straw man claim that the only acceptable outcome to the proponent is the board adopting this proposal "automatically" - without any preparation, research or analysis.

The company also claims that shareholders should be expected to produce within a 500-word maximum text a thorough discourse on the directors [*20] not acting in the best interest of the company.

The company provides no evidence of a single board seat being contested at the company or predecessor company in years gone by. The company gives no evidence that this year would be any exception.

The "Council of Institutional Investors" and "Institutional investors" are distinct and are referenced in separate sentences. The Council represents a significant view of many institutional investors. The company erroneously implies that there is no relationship or core interest shared by many "Institutional shareholders" and the Council of Institutional Investors.

The attached Investor Responsibility Research Center report published the 49.5% figure at the 1999 annual meeting. This supports the proposal text of "greater than 49% approval."

Further Response

It is respectfully requested that if the company has further response to the Office of Chief Counsel, written or verbal, that the record holder have the opportunity and appropriate time to answer any further company response.

Company Burden of Proof

For the foregoing reasons it does not appear that the company has met the its burden of proof under rule 14a-8. This company claim [*21] for immunity is so replete with errors, unsupported statements and impugns the reputation of the proposal that it is requested to be rejected in entirety.

Sincerely,

John Chevedden
Record Holder
Honeywell

INQUIRY-5:
Morgan, Lewis
& Bockius LLP
COUNSELORS AT LAW

1800 M Street, N.W.
Washington, D.C. 20036-5869
202-467-7000
Fax: 202-467-7176

September 27, 2001

HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of
Shareowner Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of our client, Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with a shareowner proposal and statement of support submitted by John Chevedden (the "Proponent"), for inclusion in the Company's proxy materials for the 2001 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request [*22] that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2001 proxy materials. We are sending a copy of this letter to Mr. Chevedden as formal notice of Honeywell's intention to exclude the Proposal from its proxy materials.

Resolution: "Recommend: Elect each director annually. Shareholders request the Board of Directors take all the necessary steps."

Background. As you are probably aware, Honeywell postponed its 2001 Annual Meeting of Shareowners due to the proposed merger with General Electric Company. Now that the European Commission has prohibited the consummation of the merger, Honeywell has rescheduled its 2001 Annual Meeting of Shareowners to December 7, 2001.

As discussed with Martin Dunn, Senior Associate Director (Legal) of the Division of Corporation Finance, and other attorneys in the Division of Corporation Finance, the Company is considering all shareowner proposals that were received by the Company's original deadline for its regularly scheduled annual meeting and all shareowner proposals received [*23] on or before September 7, 2001 for inclusion in the Company's proxy materials for its rescheduled 2001 Annual Meeting of Shareowners. We also discussed with the Staff the reasonableness of the Company's September 7, 2001 deadline for proposals, in light of the Company's timing in submitting this and other no-action requests to the Staff sufficiently in advance of the December 7, 2001 meeting date.

The Proponent had submitted his proposal for inclusion in the Company's proxy materials by the Company's original deadline for its regularly scheduled 2001 Annual Meeting of Shareowners. A copy of the Proponent's original submission, dated September 1, 2000, is enclosed.

As discussed with the Staff and described in a letter to the Proponent dated July 26, 2001 (a copy of which is enclosed), Honeywell informed the Proponent that, unless it heard otherwise, the Company would treat the original proposal, which was received by the original deadline, as the Proponent's proposal for the rescheduled meeting. The Company also informed the Proponent that it would deem the proposal to have been received on August 13, 2001.

By letter dated August 13, 2001, the Proponent submitted an "update" to his [*24] original proposal. A copy of the Proponent's letter, with his updated proposal, is enclosed.

In a letter dated August 20, 2001 (copy enclosed), the Company notified the Proponent, among other things, that his updated proposal exceeded the 500-word limit set forth in Rule 14a-8(d). The Company also noted its views that a number of statements in the Proponent's updated proposal were false and misleading.

The Proponent responded by letter dated August 31, 2001, enclosing a "revised" proposal. The August 31, 2001 revised proposal, a copy of which is enclosed, is the Proponent's Proposal that we address in this nb-action request.

The Proponent had submitted the original proposal by the original deadline and has resubmitted his revised Proposal prior to the September 7, 2001 deadline. Therefore, the Company considers the Proposal to be timely received for consideration for inclusion in its proxy materials.

Reason for Excluding the Proposal. It is our opinion that this Proposal is excludable for the following reason:

The Proposal violates the proxy rules, including Rule 14a-9, because it is false and misleading and because it impugns character without providing factual foundation. [*25] Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) under the Exchange Act.

A shareowner proposal that is false or misleading may be omitted from a registrant's proxy materials under Rules 14a-8(i)(3) and 14a-9, which prohibit the use of proxy materials containing any materially false or misleading statements. A shareowner proposal may be false or misleading and violate Rule 14a-9 -- and indirectly Rule 14a-8(i)(3) -- if it contains language which is false or misleading, including statements that, under Note (b) to Rule 14a-9, "directly or indirectly impugn [] character, integrity or personal reputation. . .without factual foundation." See, e.g., The Swiss Helvetia Fund, Inc. (Apr. 3, 2001); Phoenix Gold International, Inc. (Nov. 21, 2000).

The following are examples of statements in the Proposal that are false and misleading within the meaning of Rule 14a-9:

. The Proposal states, twice: "ALLOW PROPOSAL - WINNING 57% SHAREHOLDER APPROVAL IN 2000 -- BE ADOPTED." As disclosed in the Company's May 10, 2000 press release (which also appears on the Company's web site, www.honeywell.com), the Proponent's 2000 shareowner proposal on this topic received only [*26] 53.66% of the shareowner vote, with 6.73% of the shares entitled to vote abstaining. The Proponent has subtly recalculated the officially reported figures to arrive at the 57% number, apparently by recalculating the percentages based solely upon the number of yes/no votes cast. However, because under Delaware law abstentions must be counted in determining the number of shares present or represented at the Company's shareowner meetings (as stated in the Company's 2000 Proxy Statement), abstentions have the same effect as a vote "against" a shareowner proposal. Only later, buried in the supporting statement, does the Proponent cryptically tell the reader that "percentages are based on votes cast yes and no": He does not tell the reader which percentages have been recalculated, nor does he explain that abstentions had the same effect as a vote against his shareowner proposal and that, therefore, his recalculations have the effect of making the support percentages that he cites greater than the actual percentage of support his proposal received. The Proponent's claim of 57% support for the 2000 shareowner proposal to elect directors annually is thus false and misleading because it fails [*27] to properly consider and explain the effect of such abstentions, and it appears to attempt to impugn the accuracy of the Company's official voting results. The Proponent repeats the inaccurate 57% number in the supporting statement, and the Company objects to that statement as well.

. The Proponent claims that "Mr. Bossidy chose Mr. Bonsignore as his successor and then Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $10 million check." The Proponent provides no support for his assertion that Mr. Bossidy unilaterally chose Mr. Bonsignore for any office or position in the Company. In fact, Section 2.2(c) of the 1999 merger agreement between AlliedSignal Inc., Honeywell Inc., and Blossom Acquisition Corp. (a wholly-owned AlliedSignal Inc. subsidiary formed solely to facilitate the AlliedSignal Inc. acquisition of Honeywell Inc.) provided that: (i) Mr. Bonsignore was to be appointed Chief Executive Officer of the Company, and (ii) Mr. Bonsignore was to be elected Chairman of the Board of Directors of the Company upon the earlier of Mr. Bossidy's retirement or April 1, 2000. Thus, the "succession" of Mr. Bonsignore to Mr. Bossidy's positions as Chief Executive Officer [*28] and Chairman of the Board was discussed and agreed upon by the respective boards of directors of AlliedSignal Inc. and Honeywell Inc. during the merger negotiations between the two companies, and was approved by the shareowners of AlliedSignal Inc. and Honeywell Inc. In addition, not only is the Proponent's statement inaccurate, but it also reads as an attempt to impugn the characters of both Mr. Bossidy and Mr. Bonsignore without factual foundation.

. The Proponent also provides no support for the remainder of the above-quoted statement that "Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $10 million check." Mr. Bossidy retired as Chairman of the Company's Board of Directors on April 1, 2000, and was not an officer or employee of the Company when Mr. Bonsignore retired on July 3, 2001. Like the statement noted above, this statement impugns character without factual foundation.

Further, pursuant to an employment agreement, dated as of December 1, 1999, between the Company and Mr. Bonsignore, Mr. Bonsignore was entitled to receive a severance payment (the "Severance Payment") of $9 million under the circumstances surrounding his retirement on July 3, 2001. The [*29] nature and amount of the Severance Payment were determined by the Company and Mr. Bonsignore well in advance of his retirement on July 3, 2001. In stating that Mr. Bonsignore was "forced out" with the help of"a $10 million check," the Proponent not only misstates the facts, but also insinuates that the Company and Mr. Bossidy provided Mr. Bonsignore with some sort of ad hoc monetary incentive to leave the Company, when in fact the circumstances and amount of the Company's payment to Mr. Bonsignore -- the Severance Payment -- had been determined by the terms of Mr. Bonsignore's employment agreement over a year earlier. The Proponent's, statement mischaracterizes both the nature and amount of Mr. Bonsignore's Severance Payment and, again, reads as an attempt to impugn the characters of both Mr. Bossidy and Mr. Bonsignore without factual foundation.

. The Proponent states that "fifty-one (51) proposals on this topic won an overall 54% approval- rate at major companies in 2000." According to the Investor Responsibility Research Center ("IRRC") "Corporate Governance Highlights" (May 18, 2001), 54 classified board proposals attained "average," rather than "overall," support of [*30] 52.7% in 2000, among companies tracked by the IRRC. As noted above, it is unclear from the Proposal whether the Proponent has recalculated upward all percentages in the supporting statement based solely on the number of yes/no votes cast. If so, once again, the Proponent has recalculated his figures to overstate the actual support that these proposals received.

Moreover, the Proponent's use of the term "overall" appears to be a carefully calculated attempt to avoid disclosing that he is really dealing with reports of the "average" vote on annual election of directors proposals. This is significant because, like all arithmetic means, the statistics hide the true story: In fact, as best we can determine, from the. IRRC "Corporate Governance Service Voting Results 2000" (Feb. 28, 2001), annual election of directors (often called repeal classified board) proposals appear to have failed at the majority (29 of 57) of the companies at which they were on the ballot in 2000 (copies of IRRC source materials enclosed). Thus, the Proponent's use of an "overall" percentage makes it appear that these proposals succeeded more often than not, when in fact the opposite appears to be [*31] true, resulting in statements that are false and misleading.

. The Proponent states that "institutional investors own 68% of Honeywell stock." Regardless of whether this is the correct percentage ownership of the Company by "institutional investors," the Proponent misleads the reader by referring to a statement made by the Council of Institutional Investors (the "Council") in the sentence immediately prior to his reference to Company stock ownership by institutional investors. Whatever "institutional investors" means, it is quite different from the Council, yet the Proponent's supporting statement makes it appear as if the institutional investors that own shares of the Company's common stock all support the Council's statement, when in fact the Proponent has provided no factual support for such an assertion.

. The Proponent states: "This proposal also won strong support in both 1998 and 1999 (greater than 49% approval each year)." The Proponent first fails to make it clear that the 1998 and 1999 shareowner votes to which he refers were at the Company, then called "AlliedSignal Inc." This is important because, as noted below, his references to the 1998 and 1999 votes immediately [*32] follow a sentence about "the long-standing practice at Honeywell" prior to its acquisition by the Company in 1999. It is incongruous and misleading for the Proponent to refer back and forth to the Company and to Honeywell Inc., in the same discussion in his supporting statement, without making it clear to the reader that he is doing so and that the Company and Honeywell Inc. are two separate and distinct corporations.

Moreover, the Company's officially reported shareowner votes cast in favor of these 1998 and 1999 proposals amounted to 48.6% shareowner approval in each year. Once again, the Proponent has recalculated support percentages upward by excluding the adverse effects of abstentions.

. It is false and misleading for the Proponent to claim that "this proposal, which won 57% shareholder approval [in 2000], merely asks the company to reinstate the long-standing practice at Honeywell before the AlliedSignal-Honeywell combination." It is extremely confusing and disingenuous for the Proponent to refer to a "long-standing practice" at pre-merger Honeywell Inc., which statement contains and is immediately followed by references to shareowner proposals presented to the Company, [*33] without making it clear that the Proponent is referring to two separate and distinct corporations. In fact, the Company, under its prior name, AlliedSignal Inc., has had a classified board since its incorporation in 1985. The Proponent appears to assume, inaccurately, that Honeywell Inc. and the Company are one and the same corporation. Accordingly, not only are the specific statements along these lines false and misleading, but the thrust of the entire Proposal is fundamentally flawed in pre-supposing that the Company can "reinstate" annual election of directors.

. The Proponent states that, "furthermore, the board need not fear annual election because each director faces no competing candidate." This statement is misleading because the Proponent has no way of knowing if and when a director may face a competing candidate in a contested election. The statement implies that an election contest is not possible.

. Finally, the Proposal impugns the integrity of the members of the Company's Board of Directors without factual foundation by using such inflammatory phrases as "need not fear" and "double standard," implying that the Company's directors are motivated by a selfish desire [*34] to entrench themselves, and have somehow failed in their fiduciary duties to act in the best interests of the Company and all of its shareowners by not enacting automatically the Proponent's annual election of directors proposals, while obviously following through on those matters that the Board itself has determined to submit to the shareowners for their approval. Clearly, the Proponent has provided no factual foundation for his accusations, nor has he offered any evidence whatsoever that the Board has not acted in the best interests of the Company and all of its shareowners when considering the Proponent's past proposals and the votes of the shareowners on those proposals.

As indicated above, the Proposal is so replete with false assumptions and statements that are false and misleading that we believe that the Company may omit the entire Proposal from the Company's 2001 proxy materials pursuant to Rule 14a-8(i)(3). See, e.g., Wal-Mart Stores, Inc. (Apr. 2, 2001); TJX Co., Inc. (Mar. 14, 2001); IDACORP, Inc. (Jan. 9, 2001); Wm. Wrigley Jr. Co. (Nov. 18, 1998); NationsBank Corp. (Jan. 29, 1998). This is especially true where, as here, the Proponent is experienced [*35] in submitting shareowner proposals under Rule 14a-8.

Recently, the Staff indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here.

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, but in all events before October 26, 2001, so that the Company can meet its printing and mailing schedule for the 2001 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 202.467.7255. Thank you.

Very truly yours,

George G. Yearsich

ATTACHMENT 1
August 31, 2001 Revision at Company Request

4 - ELECT EACH DIRECTOR ANNUALLY

[This proposal title - no more, no less - is designated by the shareholder and intended for unedited publication in all references including each [*36] ballot. This is in the interest of clarity and avoids the possibility of misleading or obscuring information for shareholders.]

ALLOW PROPOSAL - WINNING 57% SHAREHOLDER APPROVAL IN 2000 - BE ADOPTED

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278.

Recommend: Elect each director annually. Shareholders request the Board of Directors take all the necessary steps.

Objective: Proper oversight of the company's returning Chairman, Mr. Bossidy, and his management team. This is particularly important after the preceding Bonsignore management team blindsided shareholders and then warned that 2nd-quarter 2000 earnings would be lower than analysts expected. Honeywell stock plummeted 25% in days - Honeywell shocked Wall Street.

Mr. Bossidy chose Mr. Bonsignore as his successor and then Mr. Bonsignore was forced out with the help of Mr. Bossidy and a $10 million check.

This proposal includes that any future change in the frequency of director election be submitted to a shareholder vote as a stand-alone proposal.

Strong Institutional Investor Support
Fifty-one (51) proposals on this topic won an overall 54% approval rate at major [*37] companies in 2000. Annual election of each director is a core policy for the Council of Institutional Investors (www.cii.org).

Another CII policy is allowing adoption of shareholder proposals that receive a majority of votes cast as this proposal did in 2000. Institutional investors own 68% of Honeywell stock.

Merely reinstates the long-standing practice at Honeywell
This proposal, which won 57% shareholder approval, merely asks the company to reinstate the long-standing practice at Honeywell before the AlliedSignal-Honeywell combination. This proposal also won strong support in both 1998 and 1999 (greater than 49% approval each year). Percentages are based on votes cast yes and no.

Double Standard at Honeywell?
Consistent with the Honeywell board accepting shareholder votes for its own election, the board should arguably have a policy to give equal value to shareholder votes for other ballot items. Furthermore, the board need not fear annual election because each director faces no competing candidate.

Greater Management Accountability
Arguably greater management accountability, in part through this proposal, will make Honeywell better prepared in facing challenges [*38] highlighted by these types of news reports that could reoccur:

. The 3rd and 4th quarters of 2001 will be down and there aren't a lot of conclusions we can draw from the latest results, said Howard Rubel, Goldman Sachs analyst.

. Honeywell's second-quarter 2001 income slumped 92% - hurt by a continuing drop in revenue, eroding profit margins and the failed GE combination.

. There are no guarantees Mr. Bossidy will be as successful as in the past.

A respected survey shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

Source: Wall Street Journal
To enhance oversight of the company's returning management, vote yes:

ALLOW PROPOSAL - WINNING 57% SHAREHOLDER APPROVAL IN 2000- BE ADOPTED
ELECT EACH DIRECTOR ANNUALLY

YES ON 4

ATTACHMENT 2

CFLETTERS

From: John Chevedden [jrcheve£earthlink.net]
Sent: Wednesday, October 03, 2001 1:17AM
To: cfletters£sec.gov
Subject: Honeywell

A response is being prepared to the Honeywell no action request. The shareholder response will be forwarded via overnight next week. Part of this response may address some of the same type of claims that Honeywell made regarding [*39] its no action request on Mr. Mathis' Honeywell proposal.

The company has delayed the shareholder no action response by preparing objectionable opposing proxy text. This required a shareholder response to the Office of Chief Counsel. This response was forwarded on Oct. 1, 2001.

1999 SEC No-Act. LEXIS 381

Securities Exchange Act of 1934 -- Rule 14a-8(i)3, 14a-9, 14a-8(i)(11)

March 11, 1999

CORE TERMS: shareholder, calpers, proxy, governance, stock, insider, board of directors, election, stockholder, proponent, facsimile, machine, elect, annual, misleading, mediocre, drop, proxy statement, no-action, nominating, candidates, retire, inside, omit, www, reputation, submittal, respectfully, classified, respected

[*1] Electronic Data Systems Corporation

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Electronic Data Systems Corporation
Incoming letter dated January 8, 1999

The proposals request that the board take the necessary steps to elect the entire board of directors annually.

We are unable to concur in your view that EDS may exclude the entire Chevedden proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be excluded as false or misleading under rule 14a-9. In our view: (1) the reference to the board considering Mr. Alberthal mediocre must be deleted; (2) the statement regarding the stock price drops following insider sales must be attributed to the correct person; (3) the statement that the "EDS board has three inside directors plus two directors who get extra EDS money" must be factually supported; and (4) the quote attributed to Business Week must be revised to reflect that elimination of a staggered board was one of a number of factors cited by the article. Accordingly, unless the proponent [*2] provides EDS with a proposal revised in the manner indicated above, and with the factual support indicated above, within seven days after receiving this letter, we will not recommend enforcement action to the Commission if EDS omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that EDS may exclude the Chevedden proposal under rule 14a-8(i)(11). We note in particular that EDS first received the Chevedden proposal in August 1998. Accordingly, we do not believe that EDS may omit the Chevedden proposal from its proxy materials under rule 14a-8(i)(11).

There appears some basis for your view that EDS may exclude the Teamsters proposal under rule 14a-8(i)(11) as substantially duplicative of the previously submitted Chevedden proposal, which will be included in EDS' proxy materials. Accordingly, we will not recommend enforcement action to the Commission if EDS omits the Teamsters proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Dennis Bertron
Attorney Adviser

INQUIRY-1: [EDITOR'S NOTE: THE ORIGINAL SOURCE CONTAINED ILLEGIBLE WORDS AND/OR MISSING TEXT. THE LEXIS SERVICE [*3] WILL PLACE THE CORRECTED VERSION ON-LINE UPON RECEIPT.]

EDS

EDS Legal Affairs
Corporate Acquisitions
and Finance
Direct: 972/605-5486
Fax: 972/605-5613

Legal Affairs
H3-3A-05
5400 Legacy Drive
Plano, Texas 75024
(972) 605-5500

January 8, 1999

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Stockholder Proposal of Ray T. Chevedden and Veronica G. Chevedden; and
Stockholder Proposal of International Brotherhood of Teamsters

Ladies and Gentlemen:

This letter is to inform you of the intention of Electronic Data Systems Corporation ("EDS") to omit from its proxy statement and form of proxy (its "Proxy Materials") for its 1999 Annual Meeting of Stockholders (the "Meeting") the stockholder resolution and supporting statement (the "Chevedden Proposal") received December 31, 1998 from John Chevedden on behalf of Ray T. Chevedden and Veronica G. Chevedden (collectively, "Chevedden") pursuant to Rules 14a-8(i)(11) and 14a-8(i)(3). The Chevedden Proposal was delivered in response to EDS' request to Chevedden to revise the proposal and supporting statement submitted on December 7, 1998 [*4] to comply with Rule 14a-8(d).

Accordingly, pursuant to Rule 14a-8(j), enclosed herewith for filing are six copies of (i) this letter which constitutes EDS' statement of reasons for omitting the Chevedden Proposal, (ii) the December 31 and December 7 Chevedden Proposals and related correspondence from Chevedden, and (iii) the stockholder resolution and supporting statement (the "Teamsters Proposal") from the Retirement and Family Protection Plan of the International Brotherhood of Teamsters (the "Teamsters") referred to below and accompanying correspondence. Copies of this letter are being sent to Chevedden and to the Teamsters.

Background

EDS received the Teamsters Proposal by facsimile on December 7, 1998. The resolution in the Teamsters Proposal is styled as a request by stockholders that the Board of Directors take the necessary action to amend the company's governing documents to eliminate the classified Board of Directors. The top pages of the facsimile of the Teamsters Proposal indicate that it was sent from Washington D.C at 16:35 local time, or 3:35 p.m. Central Time on December 7. That is based on the time according to the sending facsimile machine rather than the [*5] receiving facsimile machine. We have confirmed that the facsimile machine in EDS' Chairman's office which received the Teamsters Proposal was "set" to print the time according to the sending machine rather than the receiving machine.

On December 7, 1998, EDS received by facsimile a proposal and supporting statement from the Chevedden Trust. As is the case with the Teamsters Proposal, the resolution in the December 7 Chevedden proposal was styled as a request by stockholders that the Board of Directors take the necessary action to amend the company's governing documents to eliminate the classified Board of Directors. The December 7 Chevedden Proposal was submitted to EDS for inclusion in its Proxy Materials in lieu of an earlier shareholder proposal and supporting statement of the Chevedden Trust received on August 29, 1998 (which also related to the declassification of the Board of Directors but contained different language from the December 7 proposal which replaced it). The top pages of the facsimile of the Chevedden Proposal indicate that it was sent from California at 13:37 local time, or 3:37 p.m. Central Time on December 7. As was the facsimile machine which received the [*6] Teamsters Proposal, the facsimile machine in EDS' General Counsel office which received the Chevedden Proposal was set to print the time according to the sending machine rather than the receiving machine. Therefore, based on the only records available to us (i.e., the time the proposals were sent according to the proponents' respective facsimile machines), the Teamsters Proposal was received by EDS prior to the Chevedden Proposal.

In addition to arriving after the Teamsters Proposal, the December 7 proposal and supporting statement of the Chevedden Trust contained greater than 500 words. Accordingly, by letter dated December 18, 1998 EDS requested the Chevedden Trust to revise its proposal and supporting statement to contain 500 or fewer words in accordance with Rule 14a-8(d). The revised Chevedden Proposal was received by EDS on December 31, 1998.

Rule 14a-8(i)(11)

Pursuant to Rule 14a-8(i)(11), a proposal may be excluded if it substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The proposed stockholder resolutions in both the Teamsters Proposal and the [*7] Chevedden Proposal are styled as a request by stockholders to the Board of Directors to take the necessary action to amend the company's governing documents to eliminate the classified Board of Directors. The Chevedden Proposal, in a form compliant with Rule 14a-8(d), was received on December 31, 1998. However, even if the Staff were to take the position that the Chevedden Proposal was received on December 7, the Teamsters Proposal was still received prior to the Chevedden Proposal. n1

n1 We note that the December 7 Chevedden Proposal, which was issued in lieu of an earlier August 29 proposal, was accompanied by correspondence from John Chevedden that stated that "All rights are reserved for the August 29 resolution if needed." We believe it is inappropriate, from the perspective of both the issuer and the other stockholders of the issuer who submit proposals in accordance with the proxy rules, for one stockholder to be permitted to pick and choose from different aspects of different versions of proposals and supporting statements in order to comply with the proxy rules. Furthermore, if that approach were adopted in this situation, EDS would be required to omit the Teamsters Proposal under Rule 14a-8(i)(11). That would be inconsistent with the rule, which allows the omission of a proposal which substantially duplicates a previously submitted proposal [which Rule 14a-8(a) defines as including both the proposal and supporting statement] "that will be included in the company's proxy materials in the same meeting." There is no substantially duplicative proposal submitted prior to the Teamsters Proposal that will be included in the Proxy Materials. [*8]

Accordingly, EDS intends to omit the Chevedden Proposal from its Proxy Materials for the Meeting pursuant to Rule 14a-8(i)(11) as it is substantially duplicative of another proposal previously submitted to EDS which will be included in EDS' proxy materials for the same meeting.

Rule 14a-8(i)(3)

Rule 14a-8(i)(3) allows a registrant to exclude a proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. Among those materials that may be misleading within the meaning of Rule 14a-9 are any "which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

EDS believes that the Chevedden Proposal is false and misleading and, with respect to certain statements, impugn the character, integrity and personal reputation of certain directors of EDS. Accordingly, it is EDS' position that the Chevedden [*9] Proposal may also properly be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(3).

References to Newspaper Articles and Other Publications

Under the heading "Why Elect the Entire Board of Directors Each Year?" Chevedden appears to quote, or excerpt from, respected news publications such as the New York Times and Wall Street Journal, as well as releases by other organizations. However, in not one instance do any of these excerpts accurately quote, or in many cases even closely approximate a quote from, any of the cited articles or releases. Rather than accurately quoting excerpts from the cited articles and releases, Chevedden has apparently attempted to summarize these articles in a manner which would falsely convey a negative impression of EDS to its stockholders. In addition to misleading the reader by indicating that the cited excerpts have been directly taken from the referenced articles and releases, in several instances the attempted "summaries" do not accurately or completely convey the facts or omit key facts that would contradict the false and misleading impression Chevedden seeks to create. The following are examples:

(a) Chevedden refers to a [*10] Wall Street Journal article dated August 10, 1998 as support for the statement that "there is evidence that the Board considered Mr. Alberthal mediocre." However, the referenced article does not state that the EDS Board considered Mr. Alberthal "mediocre" or even refer to the word "mediocre." The only statement in that article which could possibly even relate to the Board's view of Mr. Alberthal was a statement that "...the board's decision to look outside the company for a successor...... was widely viewed as a sign of displeasure with top management."

(b) Chevedden cites a CalPERS profile of EDS as stating that EDS' nominating and audit committees include insiders. That statement is misleading. All members of EDS' Governance Committee (EDS does not have a "nominating" committee) and Audit Committee are outside, non-employee directors. All such members meet the standards of the New York Stock Exchange for independent outside directors as well as the standards adopted by the EDS Board, which reviews the independence of each director at the time of his or her nomination. We are aware that CalPERS considers any director to be an "insider" if the SEC proxy rules would require disclosure [*11] of a transaction involving that director in the issuer's proxy statement. However, all members of EDS' Board committees meet all relevant NYSE and SEC standards for "outside, independent" directors, as well as the standards for independence adopted by EDS. Therefore, it is misleading for Chevedden to state that the EDS Board committees include "insiders."

(c) Chevedden refers to the following excerpt from a May 6, 1998 Wall Street Journal article: "Two 30% stock-price drops followed previous waves of insider sales." The incomplete reference to this statement leads a reader to infer that the statement was made by the Wall Street Journal and therefore give greater credibility to the statement than it deserves. In fact, the allegation (which the proponent has not even accurately quoted) was not made by the author of the article but was made by a representative of a company called "CDA/Investnet" who was interviewed for the article. We believe that the proponent has intentionally inaccurately quoted the referenced article to give the impression that this statement represents the view of the Wall Street Journal.

Other Statements by Chevedden

1. Numbered paragraphs 1 [*12] through 4 falsely give the impression that Mr. James Baker, who is Chairman of the Governance Committee of the EDS Board of Directors, limited EDS' recently completed search for a CEO to candidates that will hire Baker & Botts. While EDS has retained Baker & Botts as one of the firms which provides legal services to EDS (and had done so long before Mr. Baker, the former White House Chief of Staff, Secretary of State and Secretary of the Treasury, joined that firm and long before he joined the EDS Board), Mr. Baker himself does not provide, nor has he ever provided, legal services to EDS and his compensation is in no way based on the amount of legal services Baker & Botts provides to EDS. It is not only false, but it impugns Mr. Baker's character, integrity and personal reputation, to indicate that Mr. Baker may have limited the company's recently completed search for a new CEO to candidates that will hire Baker & Botts. In addition, numbered paragraph 1 refers parenthetically to a $171 million revenue number. We do not where this figure has come from, but the reference to that figure is misleading in that it indicates that those are the law firm's revenues from EDS. That is an incredible [*13] exaggeration. In fact, the law firm's total 1997 revenues were estimated at approximately $200 million by the American Lawyer magazine, and the firm's revenues attributable to EDS are significantly less than 2% of that amount.

2. Numbered paragraph 4 (the second such paragraph, which we believe was intended to be numbered as paragraph 5) states that "The 11-member EDS board has 3 inside directors plus 2 directors who get extra EDS money." Each of the assertions in that sentence is false. As EDS had publicly announced several weeks prior to the submission of the Chevedden Proposal, the Board of Directors now consists of two, not three, inside directors. In addition, as indicated in

the immediately preceding paragraph and in the following paragraph regarding Messrs. Baker and Hunt, it is not a correct statement that any outside directors (we assume Chevedden was referring to Messrs. Baker and Hunt) "get extra EDS money."

2. Numbered paragraph 5 states that EDS paid $938,000 to a company 50% owned by director Ray Hunt. The reference to this payment, which was made in 1996 pursuant to a contract between EDS and Woodbine Development Corporation (which is not 50% owned by Mr. [*14] Hunt as indicated by Chevedden but is wholly-owned by a limited partnership in which Mr. Hunt has a passive 50% economic interest), is misleading because it refers to old disclosure regarding payments made under that contract in 1996. The amount of payments under that contract in 1997 did not surpass the SEC's disclosure thresholds for such payments (we do not yet know if 1998 payments will pass such disclosure threshold). The statement further impugns the character, integrity and personal reputation of Mr. Hunt (who is reported by

[ILLEGIBLE SLIP OP. PAGE 5]

ATTACHMENT 1

August 29, 1998

PROPOSAL 3:

ELECT THE ENTIRE BOARD OF DIRECTORS EACH YEAR

(Please insert correct item number for 1999 proxy statement)

Recommended requirement and shareholder proposal

This shareholder resolution Is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278, on behalf of Ray T. Chevedden and Veronica G. Chevedden, holders of 1,060 shares of Electronic Data Systems Corporation common stock.

Resolved:

EDS shareholders request the Board of Directors take the steps necessary to amend the company's governing Instruments to ELECT THE ENTIRE BOARD OF DIRECTORS [*15] EACH YEAR. This includes the requirement that less frequent than annual election of the entire board can be re-instituted only by a majority shareholder vote as a separate issue.

WHY ELECT THE ENTIRE BOARD OF DIRECTORS EACH YEAR?

To turnaround these EDS setbacks:

EDS Chairman Lester Alberthal gets a $35 million golden parachute that cuts quarterly earnings. There Is evidence the EDS Board considered Mr. Alberthal mediocre.

Wall Street Journal	Aug. 10, 1998

EDS landed on California Public Employees Retirement System (CalPERS) list of worst corporate performers due to:

1) Poor financial showings

2) Poor shareholder returns

3) Poor corporate governance

New York Times	March 15, 1998

13 EDS executives and officers sell $22 million of EDS stock from Feb. 2 to March 12. EDS insiders had good timing earlier. Two 30% stock-price drops followed previous waves of insider sales.

Wall Street Journal	May 6, 1998

CalPERS mailed letters to EDS shareholders asking them to vote for the CalPERS Independent Chairman Resolution. CalPERS cited:

1) Excessive CEO pay package

2) EDS stock price

3) EDS missed financial expectations

Wall Street Journal	May 13, 1998

[*16]
EDS shares plunge 23% after first-quarter earnings drop.

Washington Post	April 26, 1997

EDS gamely insisted its reversals would be confined to 1997, but Wall Street didn't buy it. EDS stock drops 14% to $37 On August 8, EDS stock fell from $63 last October.

New York Times	Aug. 11, 1997

EDS expected its spin-off from General Motors to begin a new era of rapid growth. Instead, EDS competitors, like IBM, won most of the major new deals.

New York Times	Aug. 8, 1997

WHAT BUILT-IN CONFLICT POTENTIAL DOES THE EDS BOARD HAVE?

1) EDS Director James Baker leads the search for Mr. Alberthal's successor. Yet Mr. Baker is senior partner in the EDS outside law firm, Baker & Botts ($171 Million revenue).

2) Senior partner James Baker has the conflicting duty to promote the business of his full-time employer, Baker & Botts and also EDS.

3) Mr. Baker could limit his CEO search to candidates that will hire Baker & Botts.

Also:

1) The 11-member EDS board has 3 inside directors plus 2 directors that received EDS money beyond their director pay.

2) EDS paid $938,000 to a company 50%-owned by director Ray Hunt.

3) Three EDS directors have [*17] a small Stake in EDS -- 700 to 1300 shares.

4) EDS Director William Gray is "stretched thin" -- siting on 7 other boards.

The Business Week Nov. 25, 1996 Cover Story said for the "The Best Board: Place the entire board up for election every year."

Institutional Shareholder Services, a proxy advisory firm to institutional investors, recommends electing the entire board each year.

ELECT THE ENTIRE BOARD OF DIRECTORS EACH YEAR

YES ON 3

ATTACHMENT 2

PROPOSAL 3*

ELECT THE ENTIRE BOARD OF DIRECTORS EACH YEAR

Recommended requirement and shareholder proposal

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278, submits this proposal on behalf of Ray T. Chevedden and Veronica G. Chevedden, holders of 1,060 shares of Electronic Data Systems Corporation stock.

RESOLVED:

ELECT THE ENTIRE BOARD OF DIRECTORS EACH YEAR
EDS shareholders request the Board of Directors take all necessary steps to enact this resolution today. This includes that less frequent than annual election of the entire board requires a majority of shareholder votes cast, as a separate issue.

WHY ELECT THE ENTIRE BOARD OF DIRECTORS EACH YEAR?
To make EDS more competitive [*18] at the highest level of the company:

EDS landed on California Public Employees Retirement System (CalPERS) list of worst corporate performers due to:

1) Poor financial showings

2) Poor shareholder returns

3) Poor corporate governance

New York Times March 15, 1998

CalPERS (www.calpers.ca.gov) owns 2,394,740 EDS shares. CalPERS is a $100-billion pension fund and a leader in developing effective corporate governance principles.

From CBS:

. EDS reported 1998 third-quarter net income fell 15%.
. Both down: EDS margins and 1999 EDS growth outlook.
. Stock falls 7.5%.

. In August 1998, EDS CEO Mr. Lester Alberthal said he would retire once his successor is named.
. EDS has also been searching for a new chief financial officer since February 1998.

. Analysts said EDS might have trouble attracting suitable CEO candidates.
. Several possibilities were said to have ruled out the job.

. "It's a classic turnaround possibility but it's got a huge sea anchor and that's GM," one analyst said.

. EDS pays a whopping $36.7 million to retire its CEO -- equals 14% of its 3rd-quarter profit.

. EDS will also take a $13-million charge to retire No. 2 executive Mr. Gary Fernandes.
[*19] . raking a charge to retire an executive is an unusual move for a company.
www.cbs.marketwatch.com
Oct. to Dec. 1998

There is evidence the EDS Board considered Mr. Alberthal mediocre.

Wall Street Journal Aug. 10, 1998

EDS' nominating and audit committee include insiders. CalPERS believes that EDS must change its corporate governance, or it will continue poor shareholder returns.
CalPERS EDS Profile

13 EDS executives and officers sell $22 million of EDS stock from Feb. 2 to March 12, 1998. EDS insiders had good timing earlier. Two 30% stock-price drops followed previous waves of insider sales.

Wall Street Journal May 6, 1998

EDS gamely insisted its reversals would be confined to 1997, but Wall Street didn't buy it. EDS stock drops 14% to $37 On August 8. EDS stock fell from $63 last October.

New York Times Aug. 11, 1997

WHAT BUILT-IN CONFLICTS DOES THE EDS BOARD HAVE?

1) EDS Director James Baker leads the search for Mr. Alberthal's successor.
Yet Mr. Baker is senior partner in the EDS outside law firm, Baker & Botts ($171-Million revenue).
2) Baker has the conflicting duty to promote Baker & Botts and also [*20] EDS.
3) Baker could limit his CEO search to candidates that will hire Baker & Botts.

Also:

4) The 11-member EDS board has 3 inside directors plus 2 directors that received extra EDS money.
5) EDS paid $938,000 to a company 50%-owned by director Ray Hunt.
6) Three EDS directors have a small stake in EDS -- 700 to 1300 shares.
7) EDS Director William Gray is "stretched thin" -- siting on 7 other boards.

Institutional Shareholder Services (www.cda.com/iss), a proxy advisory firm for institutional shareholders, recommends electing the entire board each year.

The best boards continue to raise the bar, said Business Week:

Place the entire board up for election every year

YES ON 3*

. The Company is respectfully requested to insert the correct item numbers for the 1999 proxy statement.

ATTACHMENT 3

December 31, 1998

PROPOSAL 3*

ELECT THE ENTIRE BOARD OF DIRECTORS EACH YEAR

Recommended requirement and shareholder proposal

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278, submits this proposal on behalf of Ray T. Chevedden and Veronica G. Chevedden, holders of 1,060 shares of Electronic Data Systems Corporation stock.

RESOLVED:
[*21] ELECT THE ENTIRE BOARD OF DIRECTORS EACH YEAR
EDS shareholders request the Board of Directors take all necessary steps to enact this resolution today. This includes that less frequent than annual election of the entire board requires a majority of shareholder votes cast, as a separate issue.

WHY ELECT THE ENTIRE BOARD OF DIRECTORS EACH YEAR?
To make EDS more competitive at the highest level of the company:

EDS landed on California Public Employees Retirement System (CalPERS) list of worst corporate performers due to:

1) Poor financial showings

2) Poor shareholder returns

3) Poor corporate governance

New York Times March 15, 1998

CalPERS (www.calpers.ca.gov) has a $100-million stake in EDS stock. CalPERS is a $130-billion institutional shareholder and leader in developing competitive corporate governance principles.

From CBS:

. EDS reported 1998 third-quarter net income fell 15%.
. Both down: EDS margins and 1999 EDS growth outlook.
. Stock falls 7%.

. EDS is a classic turnaround possibility but it's got a huge sea anchor -- GM, said one analyst.

. EDS pays a whopping $36-million to retire CEO Mr. Lester Alberthal -- equals 14% of EDS 3rd-quarter [*22] profit.

. EDS will also take a $13-million charge to retire No. 2 executive Mr. Gary Fernandes.
. Taking a charge to retire an executive is an unusual company move.
www.cbs.marketwatch.com
Oct. to Dec. 1998

There is evidence the EDS Board considered Mr. Alberthal mediocre.

Wall Street Journal Aug. 10, 1998

EDS' nominating and audit committee include insiders. CalPERS believes that EDS must change its corporate governance, or it will continue poor shareholder returns.
CalPERS EDS Profile

13 EDS executives and officers sell $22 million of EDS stock from Feb. 2 to March 12, 1998. EDS insiders had good timing earlier. Two 30% stock-price drops followed previous waves of insider sales.

Wall Street Journal May 6, 1998

WHAT BUILT-IN CONFLICTS DOES THE EDS BOARD HAVE?

1) EDS Director James Baker is senior partner in the EDS outside law firm, Baker & Botts ($171-Million revenue).
2) Mr. Baker was the ultimate boss at EDS during the search for Mr. Alberthal's successor (New York Times, Aug. 17, 1998).
3) Baker faces divided loyalty in promoting Baker & Botts and also EDS.
4) Baker could have limited his CEO search to [*23] candidates that will hire Baker & Botts.

Also:
4) The 11-member EDS board has 3 inside directors plus 2 directors who get extra EDS money.
5) EDS paid $938,000 to a company 50%-owned by director Ray Hunt.
6) Three EDS directors have a small stake in EDS -- 700 to 1300 shares.
7) EDS Director William Gray is "stretched thin" -- siting on 8 boards.

Institutional Shareholder Services (www.cda.com/iss), a proxy advisory firm for institutional shareholders, recommends electing the entire board each year.

The best boards continue to raise the bar, said Business Week:

Place the entire board up for election every year

YES ON 3*

. The Company is respectfully requested to insert the correct item numbers for the 1999 proxy statement.

ATTACHMENT 4

RESOLVED: That Electronic Data Systems' stockholders urge the Board of Directors take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The board declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: Electronic Data Systems' board is divided into three classes of [*24] directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on roughly a third of the board each year.

Companies often defend classified boards by suggesting that they preserve continuity. We think continuity is insured through director re-elections. When directors are performing well they routinely are re-elected with majorities over 95%.

We believe that annual elections can pave the way for improved board sensitivity to important shareholder issues. In particular, it can help speed the diversification of Electronic Data Systems' board and introduce new perspectives. A declassified board may also help protect the company from compensation decisions that are against shareholder interests and harm the Electronic Data Systems' reputation. One such decision occurred last year, when, according to Business Week, "After a year in which EDS' earnings goals weren't met and the stock underperformed, [EDS CEO Lester] Alberthal's bonus disappeared and he got no new options. So the board gave him $13 million in restricted shares -- making up for the bonus and more." (Business Week, April 20, [*25] 1998)

In addition, a declassified board allows the company to respond quickly to changes by giving the board the ability to appoint more qualified candidates each year. A declassified board can help give Electronic Data Systems' the flexibility it needs as it moves into the next century.

Generally, shareholders have grown hostile to classified boards. This is especially important for employee shareholders. In 1998, Walt Disney Company agreed to change the by-laws after the resolution passes with 65% of the vote. At Fleming and Eastman Kodak more than 70% of shareholders voted to declassify the board. In 1997 a majority of shares voted for board declassification at Bausch & Lomb, Bristol-Meyers Squibb, Eastman Kodak and Ogden.

By adopting annual elections, Electronic Data Systems can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

We urge you to vote YES for this proposal.

ATTACHMENT 5

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

25 LOUISIANA AVENUE, N.W. . WASHINGTON, D.C. 20001 . (202) 624-6800

December 7, 1998

D. Gilbert Friedlander
Electronic Data Systems
5400 Legacy Drive
Plano, TX 75024
[*26]
Dear Mr. Friedlander:

I hereby submit the following resolution on behalf of the Retirement and Family Protection Plan, in accordance with SEC Rule 14a-8, to be presented at the Company's 1999 annual meeting.

The Retirement and Family Protection Plan has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Sincerely,

Aaron Belk, Trustee

INQUIRY-2: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

January 23, 1999
Via Priority Mail

Office of Chief Counsel
Mail Stop 3-11
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

EDS

No-action rebuttal

Elect the Entire Board of Directors Each Year Resolution

Ladies and Gentlemen:

This is to provide additional Information beyond the January 18, 1999 no-action rebuttal letter.

Distinctly Separate Proposal

The Chevedden proposal gives shareholders a different and important option for greater protection of the provision of the resolution by stating: "This [*27] includes that less frequent than annual election of the entire board requires a majority of shareholder votes cast, as a separate issue." Also, both the Chevedden and Teamster proposals have significantly different supporting statements.

First Submittal

Enclosed is the original August 29, 1998 resolution submittal to illustrate that the December 7, 1998 resolution submittal is essentially an update of the original submittal, on the very same topic, with more current supporting statements.

This further supports the paragraph in the January 18, 1999 no-action rebuttal letter:

"In any event this proposal is an update of the August 29, 1998 submittal in the same format with later news reports cited. Thus this resolution should be considered received on August 29, 1998, allowing for the more timely supporting statements available on December 7, 1998. Timeliness of supporting statements is important since the supporting statements will be frozen for 4-months prior to printing in the proxy statement."

Distinctly Separate Proposal

This is to respectfully request that both the Teamsters and Chevedden proposals be determined to be distinctly separate proposals. In the alternative [*28] this is to respectfully request that the Chevedden proposal be determined the proposal first received.

Sincerely,

John Chevedden
On behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust
Electronic Data Systems Corporation shareholders

. Please acknowledge receipt of this letter by date-stamping the enclosed 7th copy and returning it in the pre-stamped envelop.

. It is respectfully requested that the Staffs determination be faxed directly to 310/371-7872 at the same time it is forwarded to EDS.

INQUIRY-3: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

January 18, 1999
Via Overnight Delivery

Office of Chief Counsel
Mail Stop 3-11
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

EDS

No-action rebuttal

Elect the Entire Board of Directors Each Year Resolution

Ladles and Gentlemen:

This is in response to the Electronic Data Systems Corporation January 8, 1999 no-action request. This resolution was revised on December 31, 1998 to meet all the company requests in a good-faith effort to make the no-action process unnecessary. Nonetheless, [*29] the company filed for no-action protection.

Rule 14a-8(g) states the burden is on the company to demonstrate that it is entitled to exclude a resolution or any words of a resolution. Additionally the proponent is not required to respond to the company arguments, Rule 14a-8(k).

However, this letter goes beyond the requirements and introduces evidence to highlight flawed company arguments.

This resolution is presented to improve company performance and shareholder value, given the mixed results at EDS:

EDS landed on California Public Employees Retirement System (CalPERS) list of worst corporate performers due to:
1) Poor financial showings
2) Poor shareholder returns
3) Poor corporate governance

```
     New York Times            March 15, 1998
```

From CBS:
. EDS reported 1998 third-quarter net income fell 15%.
. Both down: EDS margins and 1999 EDS growth outlook.
. Stock falls 7%.

www.cbs.marketwatch.com
Oct. to Dec. 1998

EDS' nominating and audit committee include insiders. CalPERS believes that EDS must change its corporate governance, or it will continue poor shareholder returns.

CalPERS EDS Profile

Background

Evidence to establish which resolution was received first is [*30] inconclusive. The 2-minute difference cited by EDS was conceded to be determined by different clocks that may be set improperly or could be running fast or slow.

The basic print-out of time received is information that was readily available on the facsimile copy immediately upon receipt. The immediate availability of this print-out seems at odds with the telephone information provided by Mr. David B. Hollander, Counsel - Corporate Acquisitions & Finance, Electronic Data Systems Corporation to the proponent and the scenario EDS now presents to the Commission.

This scenario contradicts Mr. Hollander's December 17, 1998 telephone conversation. He stated EDS cannot determine whether the Chevedden or Teamsters resolution was received first.

In any event this proposal is an update of the August 29, 1998 submittal in the same format with later news reports cited. Thus this resolution should be considered received on August 29, 1998, allowing for the more timely supporting statements available on December 7, 1998. Timeliness of supporting statements is important since the supporting statements will be frozen for 4-months prior to printing in the proxy statement.

1. Rule 14a-8(i)(11) One [*31] proposal

The company sought to pick and chose which resolution it would publish. Mr. Hollander said Teamsters proposal was his preference in his first conversation with the proponent on December 14, 1998.

The proponent's December 31, 1998 letter stated, "This is the revised resolution requested by your December 18, 1998 letter. This also confirms your December 17, 1998 statement that EDS cannot determine whether the Chevedden or Teamsters resolution was received first."

Distinctly Separate Proposal

Both proposals have vastly different supporting statements. This proposal gives shareholders an important option for greater protection of the provision of the resolution by stating: This includes that less frequent than annual election of the entire board requires a majority of shareholder votes cast, as a separate issue.

2. Rule 14a-8(i)(3) Accurate Supporting Statements

The company addresses supporting statements from a perspective that ignores that it has the opportunity to provide a different view in its response statement.

The company concedes that the proponent uses respected news publications for supporting statements. However the company seeks to hold these references [*32] to the standard of exact quotes when they are clearly not in quotations.

The company cites a standard of immoral conduct, but did not specify a particular instance of claimed company violation. The company has not met the burden of proof by failure to raise any issues of substance.

(a) Displeasure with Top Management

Mediocre is a brief way to express the Board's widely viewed "displeasure with top management." The company holds the resolution to a strict implementation of the 500-word limit.

(b) Independent Directors

The company does not say that EDS meets CalPERS standards for independent directors. CalPERS is a respected source for corporate governance standards. Hence there is not a sound basis to change this text.

EDS does not have a nominating committee, an important point that EDS introduces. This is contrary to the later EDS special mention of company interest in corporate governance and contrary to CalPERS recommendation that a board have a nominating committee.

The company argues that only the definition used by the NYSE can be used in a shareholder resolution. This definition is less rigorous than definitions supported by CalPERS, other major institutional shareholders [*33] and leaders in corporate governance. Other definitions of independence are possible that go beyond the bare minimum to be a listed stock. Shareholder value can be enhanced by going beyond minimum standards.

The company argument ignores that there is significant support for increasing standards of independence for directors. Each factor for independence of directors cited in the resolution has received considerable attention from institutional shareholders, respected business publications, corporate governance publications and professional organizations concerned with enhancing director independence.

(c) Stock Price Drops

The company concedes that the statement on the stock price dropping deserves credibility, and merely questions the degree of credibility. However, news attributed to a respected company is often given greater credibility than the "view" of a newspaper.

1. $171 million revenue does not imply one client

A statement that a business has $171-million in revenue does not imply that the business derives $171-million in revenue from one client.

Mr. Baker's impartiality in selecting a CEO is a fair question for shareholders to ask. Presenting information [*34] to raise a key question to ask a director does not impugn. Mr. Baker, as senior partner in Baker & Botts, clearly benefits from the prestige and revenue from having EDS as a client. Mr. Baker's reputation would suffer if the new EDS CEO fired Baker & Botts. Hence, shareholders are allowed to ask whether Mr. Baker's CEO selection process could be directed in part to protect the prestige and revenue of Baker & Botts.

The American Bar Association recommended that lawyers be discouraged from sitting on client boards to avoid conflicts, Business Week, Feb. 9, 1998.

2. Phantom directors

EDS provides the generalization that its board now consists of two, not three, inside directors. However it gives no further details on the identities of directors or standard of independence. Hence there is no sound basis for change in text.

3. Too wealthy to be compromised by money?

(Corresponds to second company reference to item "2." The company bypassed item "3.")

The company concedes that a business linked to Mr. Hunt receives annual payments from EDS that may repeatedly exceed the reporting requirements of the Commission.

The company apparently argues that Mr. Hunt is too wealthy to [*35] be compromised by money.

4. Phantom Stock

EDS inconsistently says the proponent should list stock that directors don't completely own or may have some future relationship to, while restricting the word-count to 500.

5. Annual Election of Directors is a Key Factor

Annual election of directors is key factor in good corporate governance according to not only Business Week, but also CalPERS, Institutional Shareholder Services and the Council of Institutional Investors. The resolution does not state that it is the only factor.

Conclusion

The reasons the company gives for omitting the resolution and supporting statements from the company's proxy material are a pretext to disenfranchise shareholders from expressing their views on the corporate governance structure of the company in a purely precatory manner. EDS shareholders need the opportunity to express their views to enhance corporate governance to respond to the mixed results cited earlier.

Rule 14a-8(g) states the burden is on the company to demonstrate that it is entitled to exclude a resolution or any words of a resolution. The company has not met the high level of burden of proof called for in Rule 14a-8(g).

Based [*36] on the foregoing, it is respectfully requested that the Staff issue a determination that it is unable to concur with the EDS view on all points. Although it is not believed necessary, the proponent is willing to change text to respond to the Commission's determination.

It is respectfully requested that the Staff's determination be faxed directly to 310/371-7872 at the same time it is forwarded to the company.

Sincerely,

John Chevedden
On behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust
Electronic Data Systems Corporation shareholders

. Please acknowledge receipt of this letter by date-stamping the enclosed 7th copy and returning it in the pre-stamped envelop.

RECEIVED
2003 JAN -2 PM 12:55
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1215 Dobson
Evanston, Il 60202
December 26, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: General Electric Company letter dated 12/12/02 "Omission of Shareholder Proposal ..."

Dear Sirs:

Please forgive the delay in my response. By "accident" G.E. misaddressed by copy of its 12/12/02 letter to the SEC.

And, by "accident", judging from my copy of its letter to the SEC, GE "forgot" to give you the second page of my letter to GE. That letter referred to a Business Week article which described the secret monetary arrangements GE directors made with Jack Welch.

No less a person than New York Federal Reserve President William McDonough has "called on U. S. corporate executives to take pay cuts saying their salary packages are bloated and morally hard to justify".

Treasury Secretary Paul O'Neill said, "I think people who abuse our trust, we oughta hang them from the very highest branch." (Both quotations are from attachment 1.)

GE (Fraser) argues that my letter, which said that "the corporation and its stockholders are being made fools of, ..."is false and misleading (GE VI). I'll let the political cartoon enclosed as attachment 2 (Chicago Tribune Sept 21) speak to that point.

Fraser argues that the (GE V) proposal is "Vague and Indefinite." What part of $1,000,000 can't be understood? "Salary" and "Benefits" are defined in any copy of Blacks Law Dictionary. Rather than waste the SEC's time, why didn't Fraser contact me? GE's directors have been caught with their "pants down" and I'm sure Fraser is being very well paid if it has taken her more than two months and eight pages to try to mitigate their embarrassment by obscuring a very simple and direct 32 word stockholder proposal to correct the system that governs actions.

Fraser argues (GE IV) that the proposal concerns "ordinary business" of GE. She cites the SEC"s ruling (GE p. 4) that companies may not exclude proposals that concern only senior executive and director compensation. I agree. My proposal is obviously appropriate, since it would affect no individuals whose combined salary and benefits would be less than one million dollars.

Fraser argues (GE II and III) that GE lacks the power to Implement the Proposal.

That argument is absurd. GE writes the checks and GE keeps the books. It has total power. There is nothing in the proposal which suggests that past contracts or the law be broken. The proposal concerns the future.

The last argument (GE I) Fraser makes is that state law would hold that the proposal is not a "proper subject" because it is not precatory.

Unfortunately, as the GE scandals have shown the world on an almost daily basis, GE's directors have been unable or unwilling to carry out their duties to control the corporate purse strings. Jack Welch's affair with the Editor of the Harvard Business Review and the subsequent messy "public" divorce have "pierced the corporate veil" of director secrecy and shown a system defect.

The proposal is just that, a proposal of the stockholder owners to correct the system and to regain financial control of senior officer and director salary and benefits.

Please direct GE to allow the stockholder proposal go forward. Thank you.

Yours truly,

W. A. Carrington, Jr.

W. A. Carrington, Jr.

CC: GE (Fraser)

Attachment II

SATURDAY SEPTEMBER 21, 2002


EXECUTIVE PERKS FOR JACK WELCH...
LEAR
Vin
ino
PENTHOUSE
EXECUTIVE PERKS FOR G.E. STOCKHOLDERS...
APPLES 5¢
WILL WORK for DIVIDEND

Attachment I

Fed banker urges exec pay cuts

McDonough says pay excessive, hard to justify

Reuters

NEW YORK—New York Federal Reserve President William McDonough Wednesday called on U.S. corporate executives to take pay cuts, saying their salary packages are bloated and morally hard to justify.

"Beginning with the strongest companies, CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels," McDonough said in a speech at Trinity Church just steps from the World Trade Center site.

"Should there not be both economic and moral limitations on the gaps created by the market-driven reward system?" he asked in a speech to mark the Sept. 11 attacks.

His remarks were the strongest denunciation yet by any public official of chief executive pay, which McDonough said has swollen in publicly traded companies to 400 times that of production workers on average from 42 times two decades ago.

The New York Fed president said voluntary pay cuts, starting with the best companies, will benefit shareholders and strengthen the United States' market economy.

In recent months, stunning corporate excess stemming from the boom years of the late 1990s has fueled investor outrage as share prices have collapsed but executives walked away with huge riches from stock options, corporate perquisites and loans.

Tyco International Ltd. ex-CEO Dennis Kozlowski, indicted on a charge of sales tax fraud, reportedly funded a lavish lifestyle with $135 million in corporate loans.

Last week, court papers showed that former General Electric Co. chief Jack Welch, who earned $16.5 million annually, still lives in a GE-financed Central Park apartment in New York and has access to a corporate jet and country club memberships.

"We must recognize that the leadership of the American economy has made a large number of American citizens, and countless more around the world, question our judgment and/or our ethics," said McDonough, a former Chicago banker.

One issue in particular that requires corrective action is the inflated levels of executive pay, he said.

"It is hard to find somebody more convinced than I of the superiority of the American economic system, but I can find nothing in economic theory that justifies this development," McDonough said.

With the benefit of hindsight, the policy of vastly increasing executive compensation was also "terribly bad social policy and perhaps even bad morals."

He urged executives to voluntarily trim their pay to more reasonable levels, saying government regulations were a blunt instrument.

McDonough was speaking at a day-long commemoration at Trinity Church, on the corner of Broadway and Wall Street, in the heart of the financial center of New York.

No one on Wall Street or in Washington has publicly taken such a strong stand.

While New York Stock Exchange President Dick Grasso has called for tougher corporate governance standards and the heads of Goldman Sachs Group Inc. and Merrill Lynch and Co Inc. have urged steps to restore investor confidence, pay has been seen as the purview of corporate boards.

Treasury Secretary Paul O'Neill also has vigorously condemned unethical behavior by executives, saying in June for instance: "I think people who abuse our trust, we oughta hang them from the very highest branch."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 12, 2002

The proposal seeks an individual a cap on "salaries and benefits" of one million dollars for GE officers and directors.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor